2022

Annual
Report







David C. Brown
Chairman and Chief Executive Officer

To Our Fellow Shareholders,

We are in an industry that is faced with constant change and uncertainty. The year 2022 provided a tangible example of this dynamic. Despite a very challenging and historically unusual market environment in which stocks and bonds both faced severe headwinds, Victory Capital delivered excellent investment performance, achieved strong financial results, and strengthened our commitment to being an outstanding corporate citizen.

For the second straight year, we were honored to be named to the *Fortune* 100 Fastest-Growing Companies list. We were one of only 24 companies to make the list for the past two consecutive years and the only traditional asset manager to be included. We were ranked fourth in Texas and the only company in our headquarters city of San Antonio to earn a place in the prestigious rankings. This accolade highlights the dedication of our employees who deliver investment excellence and exceptional service to our clients and investors.



Three Keys to Resiliency and Long-Term Success

Our ability to consistently deliver on behalf of our clients and shareholders is tied to three important components of our long-term strategy, which have been both persistent and purposeful throughout our history as an independent company.

The first is our culture. We have worked hard to foster a culture of ownership in our products, in our Company and in the work that we do, so that our interests are aligned with those of our clients and shareholders. As of December 31, 2022, our employees have personally invested approximately $200 million in our investment products by choice and are material owners in our business through VCTR stock. That means when our clients and shareholders win, we also win. It's a simple concept, but one that we believe has been a critical success factor for us over the years.

Second, is our integrated platform. Our platform is built to ensure that our investment capabilities are broadly diversified across a range of asset classes and vehicles, so that we are better able to weather challenging market conditions. At the same time, our flexible cost structure affords us the ability to sustain investments in our strategic growth initiatives throughout market cycles. Moreover, our clients are as diversified as our investment capabilities, ranging from individuals just starting their financial journeys to large intermediary platforms to some of the most sophisticated institutions in the world.

Finally, it's our people, who are our greatest asset. We are in a people business and have built a team of more than 500 professionals who refuse to accept anything short of excellence in the investment performance and service we provide to our clients, the financial results we deliver to our shareholders, and the work environment we create for each other. I am extremely humbled to work alongside them.



Victory Capital is proud to be headquartered in San Antonio, Texas!

Strong Financial Results

2022 was a historic year for the asset management industry. The disruptions in both the equity and fixed income markets drove asset levels significantly lower across most asset classes, leading to industry-wide declines in year-over-year revenue and operating margins. While we are not immune to the market back drop, we are pleased with the strong results that we achieved on behalf of our shareholders.

We ended the year with total Assets Under Management (AUM) of $153 billion. Gross long-term flows in 2022 were a record $33.3 billion, which is 20% higher than the gross long-term flows generated in 2021 and 44% higher than in 2020. These strong sales results are primarily due to past investments we made to build out our distribution capabilities, combined with a well-diversified product set, which we have consistently expanded over the years. Our long-term net flows were negative $2.5 billion, which equates to only 1.4% of our AUM at the beginning of the year.

GAAP operating income rose 7% from $374 million in 2021, to $399 million in 2022. Full year Adjusted EBITDA margin was 49.6% in 2022, which exceeded our long-term guidance of 49%. Our margins continue to be industry-leading and reflect the strength, efficiency, and flexibility of our platform. Adjusted net income with tax benefit was $4.58 per diluted share for all of 2022.

We accelerated the return of capital to our shareholders in 2022. In total, we returned more than $200 million

of capital, which was more than twice the $95 million in capital returned in 2021 and the most that we have returned in our history. At the same time, we continued to reduce debt to increase our balance sheet flexibility to assist in potential acquisitions and other inorganic growth opportunities. Based on our positive outlook of excess cash flow generation, our Board of Directors declared an increase of 28% in our quarterly cash dividend in the first quarter of 2023.

Additionally, we continued to make investments in our business in areas that we believe can have the greatest impact. These include expanding the use of data in all aspects of our business, enhancing our technology capabilities, investing in distribution and marketing, and continuing to hire new talent, as well as expanding the product and service offerings available for our direct investors. These investments will continue throughout 2023.

> " A key component of our culture has been our commitment to continually innovating, evolving, and expanding our investment capabilities. "

Commitment to Investment Excellence

Foundational to our business and our clients is delivering consistently strong investment performance. We continued to achieve that goal in 2022, despite the historically significant disruptions in both the equity and fixed income markets.

We were honored to report that our Victory Funds complex ranked second overall among *Barron's* Best Fund Families for the one-year period ended December 31, 2022. That is the highest we have ever placed in *Barron's* prestigious annual rankings. Victory Funds also ranked first in the Mixed Asset category and second in the U.S. Equity category. USAA® Mutual Funds ranked 26th overall for the one-year period.

Our Funds also received eight 2023 U.S. Refinitiv Lipper Awards, and are considered Lipper Leaders for consistently delivering strong risk-adjusted performance relative to peers. For the period ended November 30, 2022, Refinitiv Lipper recognized one of our sector funds and one fixed income fund for the three-year period, one equity fund and four fixed income funds for the five-year period, and one fixed income fund for the 10-year period.

These accolades, which measure our performance relative to our industry peers, are a true testament to our investment professionals, who strive for excellence on behalf of our clients and investors every day.

Innovation and Growth

A key component of our culture has been our commitment to continually innovating, evolving, and expanding our investment capabilities.

> **"** These accolades, which measure our performance relative to our industry peers, are a true testament to our investment professionals, who strive for excellence on behalf of our clients and investors every day. **"**

Our WestEnd Advisors Franchise, which was acquired at the end of 2021, provides a strong example of our commitment to continually expanding our product set to align with the needs of our clients. WestEnd, a leader in the fast-growing third-party ETF model space, provides turnkey, core model allocation strategies serving as holistic solutions and complementary sources of alpha.

During 2022, WestEnd was net flow positive, secured new platform placements with several distribution platforms and experienced a 20% increase in new advisors opening their first account with the Franchise. In October, we launched the VictoryShares WestEnd U.S. Sector ETF (ticker: MODL). The new ETF delivers an investment approach that mirrors WestEnd Advisors' existing U.S. Sector Strategy in a single ETF vehicle, increasing the availability of this strategy to a broader group of investors.

With the addition of MODL, our ETF business has expanded to include 23 VictoryShares® ETFs and features a wide range of innovative and in-demand strategies.

  

LEFT/CENTER: Victory Capital employees visit with Xavier University of Louisiana (XULA) students on campus to share ideas about the Investment Club and much more! **RIGHT:** Victory Capital employees contribute more than 400 toys to the Toys for Tots holiday drive.

> History shows that challenging market environments like the one we experienced in 2022 create opportunity, and the foundation that we have set over the past several years has positioned us to take full advantage of the opportunities ahead.

Additionally, we continue to thoughtfully conduct diligence on potential acquisition opportunities that we believe will strategically make us an even better Company. This measured approach has served us well over time and remains a core part of our long-term plan.

Service to Our Communities

We remain committed to being an outstanding corporate citizen. We continue to grow and expand our alliance with Xavier University of Louisiana (XULA), which is designed to promote diversity in the asset management industry and prepare XULA students for careers in business. In late 2022, we visited the campus to meet with University leadership and engage with students interested in learning about our industry. We also met with members of the investment club that we helped to start through funding and educational resources and discussed ways to get more students involved in this exciting student-led learning

opportunity. Additionally, we continue to provide financial support to students through the Victory Capital Scholars Program and explore ways to mentor students interested in careers in asset management.

Giving back to the communities in which we live and work is also core to our culture. We moved swiftly to support families impacted by the tragedy in Uvalde, Texas, and, through our work with Red Cross Disaster Relief, our employees provided assistance to Florida communities impacted by Hurricane Ian. Serving the Military through financial readiness tools and programs remains a priority as well, and our Employee Resource Groups continue to have an impact through support of organizations such as Toys for Tots, and many more.

Looking to the Future

We are off to a solid start in 2023 and look forward to continuing to introduce exciting new capabilities for our clients and investors in the coming months.

History shows that challenging market environments like the one we experienced in 2022 create opportunity, and the foundation that we have set over the past several years has positioned us to take full advantage of the opportunities ahead.

On behalf of all our employees, I would like to thank our clients and shareholders for your trust and confidence in us.

Sincerely,



David Brown
Chairman and CEO

This letter contains references to adjusted EBITDA margin and adjusted net income per share, which are non-GAAP financial measures. Management uses these non-GAAP financial measures internally for planning and forecasting purposes and to measure the performance of Victory Capital. We believe these non-GAAP financial measures provide useful and meaningful information to us and investors that enhances investors' understanding of the continuing operating performance of our business and facilitates the comparison of performance between past and future periods. These non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with GAAP. Reconciliations of these non-GAAP measures to the most directly comparable GAAP financial measures are provided in this annual report to shareholders on page 64.

> USAA® Investments, a Victory Capital Investment Franchise, rebranded as Victory Income Investors effective April 2023.

v

Forward-Looking Statements

This Annual Report to Shareholders contains forward-looking statements within the meaning of federal securities law. The forward-looking statements may include, without limitation, statements concerning our current expectations, estimates, assumptions, and beliefs concerning future events, conditions, plans, and strategies that are not historical fact. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as "may," "believes," "intends," "seeks," "anticipates," "plans," "estimates," "expects," "should," "assumes," "continues," "could," "will," "future" and the negative of these or similar phrases.

Forward-looking statements reflect our current expectations regarding future events, results, or outcomes. These expectations may or may not be realized. Although we believe the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that these expectations will prove to have been correct. Some of these expectations may be based upon assumptions, data, or judgments that prove to be incorrect. Such forward-looking statements can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties.

Many factors mentioned in "Item 1A. Risk Factors" will be important in determining future results. Should one or more of these risks or assumptions materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. You are advised, however, to consult any further disclosures we make on related subjects in the quarterly, periodic, and annual reports we file with the United States Securities and Exchange Commission (the "SEC"). All forward-looking statements speak only as of the date made, and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

The following text is qualified in its entirety by reference to the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Annual Report on Form 10-K. Unless the context otherwise requires, references in this Annual Report to "we," "our," "us," "Victory" or the "Company" shall mean Victory Capital Holdings, Inc., ("VCH") a Delaware corporation, and its wholly-owned subsidiaries. All references to years, unless otherwise noted, refer to our fiscal year, which ends on December 31.

Additional Disclosures

Past performance is not indicative of future results.

Carefully consider a fund's investment objectives, risks, charges and expenses before investing. To obtain a prospectus or summary prospectus containing this and other important information, visit www.vcm.com/ prospectus. Read it carefully before investing.

All investing involves risk, including the possible loss of principal. MODL has the same risks as the underlying securities traded on the exchange throughout the day. See the prospectus.

The *Fortune* annual list ranks the top performing, publicly traded companies in revenues, profits and stock returns over the three-year period ended April 30, 2022.

From *Fortune*. © 2022 Fortune Media IP Limited All rights reserved. Fortune is a registered trademark of Fortune Media IP Limited and is used under license. *Fortune* and *Fortune* Media IP Limited are not affiliated with, and do not endorse products or services of, Victory Capital Holdings, Inc.

The *Barron's* rankings included 49 firms for the one-year period ended December 31, 2022 and are based on returns net of all fees and expenses except management fees.

How *Barron's* Ranks the Fund Families: All mutual and exchange-traded funds are required to report their returns after fees are deducted— to regulators as well as in advertising and marketing material—to better reflect what investors have actually experienced. But our aim is to measure manager skill, independent of expenses beyond annual management fees. That's why we calculate returns before any 12b-1 marketing fees are deducted. Similarly, fund loads, or sales charges, aren't included in our calculation of returns. Each fund's performance is measured against all of the other funds in its Refinitiv Lipper category, with a percentile ranking of 100 being the highest and one the lowest. This result is then weighted by asset size, relative to the fund family's other assets in its general classification. If a family's biggest funds do well, that boosts its overall ranking; poor performance in its biggest funds hurts a firm's ranking. To be included in the ranking, a firm must have at least three funds in the general equity category, one world equity, one mixed equity (such as a balanced or target-date fund), two taxable bond funds, and one national tax-exempt bond fund. Single-sector and country equity funds are factored into the rankings as general equity. We exclude all passive index funds, including pure index, enhanced index, and index-based, but include actively managed ETFs and so-called smart-beta ETFs, which are passively managed but created from active strategies. Finally, the score is multiplied by the weighting of its general classification, as determined by the entire Lipper universe of funds. The category weightings for the one-year results in 2022 were general equity, 36.1%; mixed asset, 22%; world equity, 16%; taxable bond, 21.5%; and tax-exempt bond, 4.5%. (Weightings don't always add up to 100% because of rounding.) The category weightings for the five-year results were general equity, 36.1%; mixed asset, 22.7%; world equity, 16%; taxable bond, 21%; and tax-exempt bond, 4.3%. For the 10-year list, they were general equity, 36.6%; mixed asset, 23%; world equity, 15.9%; taxable bond, 20.1%; and tax-exempt bond, 4.4%. The scoring: Say a fund in the general U.S. equity category has $500 million in assets, accounting for half of the firm's assets in that category, and its performance lands it in the 75th percentile for the category. The first calculation would be 75 times 0.5, which comes to 37.5. That score is then multiplied by 36.1%, general equity's overall weighting in Lipper's universe. So, it would be 37.5 times 0.361, which equals 13.5. Similar calculations are done for each fund in our study. Then the numbers are added for each category and overall. The shop with the highest total score wins. The same process is repeated to determine the five- and 10-year rankings. Source: "*Barron's* Top Fund Families of 2022", February 16, 2023.

The Refinitiv Lipper Fund Awards, granted annually, highlight funds and fund companies that have excelled in delivering consistently strong risk-adjusted performance relative to their peers. The Refinitiv Lipper Fund Awards are based on the Lipper Leader for Consistent Return rating, which is a risk-adjusted performance measure calculated over 36, 60 and 120 months. The fund with the highest Lipper Leader for Consistent Return (Effective Return) value in each eligible category wins the Refinitiv Lipper Fund Award. For more information, see https://lipperfundawards. com. Although Refinitiv Lipper makes reasonable efforts to ensure the accuracy and reliability of the data contained herein, the accuracy is not guaranteed by Refinitiv Lipper.

Refinitiv Lipper Fund Awards, ©2023 Refinitiv. All rights reserved. Used under license.

Victory Capital means Victory Capital Management Inc., the investment adviser of the Victory Capital mutual funds, USAA Mutual Funds and VictoryShares ETFs. Victory Capital mutual funds and USAA Mutual Funds are distributed by Victory Capital Services, Inc. (VCS), an affiliate of Victory Capital. VictoryShares ETFs are distributed by Foreside Fund Services, LLC (Foreside). VCS and Foreside are members of FINRA. VCS and Victory Capital are not affiliated with Foreside. USAA is not affiliated with Foreside, Victory Capital, or VCS. USAA and the USAA logos are registered trademarks and the USAA Mutual Funds and USAA Investments logos are trademarks of United Services Automobile Association and are being used by Victory Capital and its affiliates under license.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM   to

Commission file number: 001-38388



Victory Capital Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**32-0402956**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
15935 La Cantera Parkway, San Antonio, Texas	**78256**
(Address of principal executive offices)	(Zip Code)

(216) 898-2400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	VCTR	The Nasdaq Stock Market LLC

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Act. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

Aggregate market value of Common Stock held by non-affiliates of the registrant as of June 30, 2022 was $638.7 million.

The number of outstanding shares of the registrant's Common Stock, par value $0.01 per share as of February 28, 2023 was 67,578,282.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement related to its 2023 Annual Stockholders' Meeting to be filed within 120 days of the end of the fiscal year ended December 31, 2022, are incorporated by reference into Part III hereof. Except with respect to information specifically incorporated by reference in this Annual Report on Form 10-K, the registrant's proxy statement is not deemed to be filed as part hereof.

Auditor's PCAOB ID Number: 42	Auditor Name: Ernst & Young LLP	Auditor Location: Cleveland, Ohio

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of federal securities law. The forward-looking statements may include, without limitation, statements concerning our current expectations, estimates, assumptions, and beliefs concerning future events, conditions, plans, and strategies that are not historical fact. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as "may," "believes," "intends," "seeks," "anticipates," "plans," "estimates," "expects," "should," "assumes," "continues," "could," "will," "future" and the negative of these or similar phrases.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Although we believe the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that these expectations will prove to have been correct. Some of these expectations may be based upon assumptions, data or judgments that prove to be incorrect. Such forward-looking statements can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties.

Many factors mentioned in "Item 1A. Risk Factors" will be important in determining future results. Should one or more of these risks or assumptions materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. You are advised, however, to consult any further disclosures we make on related subjects in the quarterly, periodic and annual reports we file with the United States Securities and Exchange Commission (the "SEC"). All forward-looking statements speak only as of the date made and we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The following text is qualified in its entirety by reference to the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Annual Report on Form 10-K. Unless the context otherwise requires, references in this Annual Report to "we," "our," "us," "Victory" or the "Company" shall mean Victory Capital Holdings, Inc., ("VCH") a Delaware corporation, and its wholly-owned subsidiaries. All references to years, unless otherwise noted, refer to our fiscal year which ends on December 31.

NOTE REGARDING THIRD-PARTY INFORMATION

This Annual Report on Form 10-K includes certain market and industry data and forecasts related thereto that we rely on and refer to. We obtained this information and these statistics from sources other than us, which we have supplemented where necessary with information from publicly available sources and our own internal estimates. We use these sources and estimates and believe them to be reliable, but we cannot give any assurance that any of the projected results will be achieved.

ITEM 1. BUSINESS

Overview

We are a diversified global asset management firm with $153.0 billion in total assets under management ("AUM") as of December 31, 2022. Our differentiated business model combines boutique investment qualities of traditional and alternative investment managers with the benefits of an integrated, centralized (not standardized) operating and distribution platform.

Victory Capital provides specialized investment strategies to institutions, intermediaries, retirement platforms and individual investors. With 12 autonomous Investment Franchises and a Solutions Platform, Victory Capital offers a wide array of investment products, including actively and passively managed mutual funds, rules-based and active exchange traded funds ("ETFs"), institutional separate accounts, variable insurance products ("VIPs"), Environmental, Social, and Governance ("ESG") and impact investment strategies, alternative investments, private closed end funds, and a 529 Education Savings Plan. Victory Capital's strategies are also offered through third-party investment products, including mutual funds, third-party ETF model strategies, retail separately managed accounts ("SMAs") and unified managed accounts ("UMAs") through wrap account programs, Collective Investment Trusts ("CITs"), and undertakings for the collective investment in transferable securities ("UCITs"). As of December 31, 2022, our Franchises and our Solutions Platform collectively managed a diversified set of 128 investment strategies.

Our design logos and the marks "Victory Capital," "Victory Capital Management," "Victory Funds," "VictoryShares," "Victory Capital inVest," "VictoryConnect," "CEMP," "CEMP Volatility Weighted Indexes," "INCORE Capital Management," "Integrity," "Integrity Asset Management," "inVest," "Munder," "Munder Capital Management," "New Energy Capital," "THB," "The Munder Funds," "The Road to Victory," "NewBridge," "NewBridge Asset Management," "RS Funds," "RS Investments," "Sophus Capital," "Sycamore Capital," "Trivalent Investments," "USAA Investments," "USAA Mutual Funds," and "WestEnd Advisors," are pending, owned, or licensed for a period of time by us or one of our subsidiaries. All other trademarks, service marks and trade names appearing in this report are the property of their respective owners.

In the early part of the second quarter of 2023, as part of a broader rebranding strategy, the USAA Mutual Funds Trust will be renamed Victory Portfolios III, and the funds in the Trust will be rebranded as Victory Funds.

Business History and Organization

Victory Capital Holdings, Inc. was formed in 2013 for the purpose of acquiring Victory Capital Management ("VCM") and Victory Capital Services, Inc. ("VCS") from KeyCorp. VCM is a U.S. registered investment adviser ("RIA") managing assets through open-end mutual funds, institutional separate accounts, CITs, wrap account programs, UCITs, private funds, and ETFs. VCM also provides mutual fund administrative services for the Victory Portfolios, Victory Variable Insurance Funds, and the mutual fund series of the Victory Portfolios II (collectively, the "Victory Funds"), a family of open-end mutual funds; and VictoryShares (the Company's ETF brand), as well as USAA branded investment products, which includes the USAA Mutual Fund Trust, a family of open-end mutual funds (the "USAA Funds"). In 2021, the Company acquired WestEnd Advisors ("WestEnd"), which maintains its own RIA, which is an affiliate RIA that receives certain services from VCM. VCM employs all of the Company's United States investment professionals across all 12 Franchises and its Solutions Platform. VCM's wholly owned subsidiaries include RS Investment Management (Singapore) Pte. Ltd., RS Investments (Hong Kong) Limited, and RS Investments (UK) Limited, Victory Capital Digital Assets, LLC and NEC Pipeline LLC. VCS is registered with the SEC as an introducing broker-dealer and serves as distributor and underwriter for the Victory Funds and USAA Funds and for municipal fund securities issued by the Nevada College Savings Trust Fund under the USAA 529 Education Savings Plan. VCS also serves as placement agent for certain private funds managed by VCM. During the early part of the second quarter of 2023, the Direct Investor Business will be expanded to include brokerage capabilities through VCS. VCH indirectly owns Victory Capital Transfer Agency, Inc. ("VCTA"), a transfer agent registered with the SEC that acts as transfer agent for the USAA Funds.

Our Growth Strategy

We have a purposeful strategy designed to achieve continued measured profitable growth and success for our clients, our employees, and our shareholders. The growth we pursue is both organic and inorganic.

Organic Growth – We seek to grow organically by offering strategies that are value-added and solution oriented to investment portfolios with strong risk-adjusted performance track records over the long term. A key driver of our growth strategy lies in enhancing the strength of our existing Franchises. We primarily do this by providing them with access to our operating platform, technology, distribution, marketing, and other support functions. Largely unencumbered by the burdens of administrative and operational tasks, our investment professionals can focus on delivering investment excellence and maintaining strong client relationships. We also help our Franchises through new product development and product packaging. We believe we are well positioned to help our Franchises grow their product offerings and diversify their client base, with the ability to offer their strategies in multiple investment vehicles to meet the unique needs of diverse clients.

We continually evaluate and make investments to improve our operating platform. Recent initiatives include investments in data and analytics, technology, distribution, and marketing to enhance organic growth in our business and increase efficiencies in our distribution channels.

Inorganic Growth – We supplement our organic growth through strategic acquisitions. We primarily seek to acquire investment management firms that will add high quality investment teams, enhance our growth and financial profile, improve our diversification by asset class and investment strategy, achieve our integration expectations, and expand our distribution capabilities.

One of our key advantages in a competitive mergers and acquisition environment is our ability to provide access to multiple distribution channels. Our distribution and marketing platforms drive organic growth at our acquired Franchises both by opening new distribution channels and penetrating deeper into existing ones. This support

received from our sales and marketing professionals allows our investment professionals to focus primarily on delivering investment excellence.

Since our management-led buyout with Crestview Partners II GP, L.P. ("Crestview GP") from KeyCorp in 2013, we have successfully closed seven acquisitions, made and exited two minority investments, and through December 31, 2022, grown our AUM more than 750% from $17.9 billion to $153.0 billion. We understand the need to execute transactions while minimizing disruption to the investment teams and to the client experience. Our team is very experienced and has a history of success in meeting those objectives. Previous acquisitions have evolved and diversified our products resulting in a mix of compelling investment strategies in asset classes where we can be successful and earn sustainable management fees.



2013
Completed management-led buyout with Crestview Partners from KeyCorp. Became an independent company.
VictoryCapital
2014
Acquired Munder Capital Management, including its wholly owned subsidiary, Integrity Asset Management; its international equity team, now branded Trivalent Investments; and its core fixed income team, now branded INCORE Capital Management.
MUNDER Capital Management
INCORE
INTEGRITY Asset Management
Trivalent Investments
2015
Acquired Compass EMP and began offering ETFs.
2016
Acquired RS Investments, including its U.S. Growth, U.S. Value, emerging markets and Global Equity teams.
Rebranded the RS emerging markets team as Sophus Capital.
Expanded distribution into Asia and Europe, including local partners.
RS Investments
Sophus Capital
2017
Rebranded ETF business as VictoryShares and established our Victory Capital Solutions Platform.
VictoryShares
VictoryCapital SOLUTIONS
2018
Listed as a public company on the Nasdaq Global Select Market (VCTR).
VCTR
2019
Acquired USAA Asset Management Company and opened new direct channnel.
Rebranded USAA fixed income team as USAA Investments, a Victory Capital Investment Franchise.
Moved headquarters from Cleveland, OH, to San Antonio, TX.
USAA INVESTMENTS
2021
Acquired certain assets of THB Asset Management.
Launched alternatives platform with acquisition of New Energy Capital.
Acquired WestEnd Advisors, a leading third-party ETF model strategist.
THB Asset Management
WESTEND Advisors
NEW ENERGY CAPITAL
2022

We regularly evaluate potential acquisition candidates and maintain a strong network of industry participants and advisors who provide opportunities to establish potential target relationships and source transactions. Our management team leads and participates in our acquisition strategy, leveraging their many years of experience actively operating our Company on a day-to-day basis to successfully source, execute, integrate, and ultimately operate acquired businesses.

We believe, based on our successful acquisition track record, that there is a significant opportunity for us to continue to profitably grow through additional acquisitions, as industry dynamics have expanded the universe of potential acquisition targets.

Alternative Investments – In 2021, we launched our alternative investments platform with the acquisition of New Energy Capital ("NEC"). We offer both opened-end liquid alternative investments as well as closed-end private funds. Given our multi-faceted distribution channels, combined with our ability to develop investment vehicles to deliver these strategies, we are ideally situated to play a meaningful role in democratizing access to alternative investments for retail investors.

With attractive fee rates, margins, longer capital commitments compared with our liquid products, and less likelihood of being disintermediated by non-active strategies, we remain interested in adding additional alternative investment capabilities. We are committed to maintaining the same guiding principles with alternative Investment Franchises that led to success with our traditional Investment Franchises.


Victory Capital's Core Principles
Investment process autonomy
1
Investment team, process, and brand remain unchanged
2
Investment strategies that are value added to client portfolios
3
Long-term investment performance excellence
4
Transactions structured to ensure alignment of incentives
5
Significant organic growth potential
6
Victory Capital's Guiding M&A Principles

Diversification Strategy

We offer an array of equity, fixed income, investment models, alternative investments, closed end private funds, and solutions strategies that encompass a diverse spectrum of market capitalization segments, industry sectors, investment styles and approaches. We believe that these strategies are positioned to attract positive net flows and sustainable fee rates over the long term and provide us with a next generation investment management platform. As illustrated below, as of December 31, 2022, our current business is well diversified from multiple perspectives, including by asset class, by investment vehicle, and by Franchises and our Solutions Platform.

Asset Class Mix


Alternative Investments, 2%
Money Market / Short Term Assets, 2%
Global / Non-U.S. Equity, 9%
U.S. Large Cap Equity, 7%
Solutions, 34%
U.S. Small Cap Equity, 10%
U.S. Mid Cap Equity, 18%
Fixed Income, 17%

Vehicle Mix



Separate Account, 17%
UMA, 11%
ETF, 4%
Other Pooled Vehicles, 2%
Wrap, 1%
VIP, 1%
Mutual Fund, 64%

Franchise/Platform Mix



Solutions, 35%
INCORE Capital Management, 4%
Integrity Asset Management, 3%
Munder Capital Management, 1%
New Energy Capital, <1%
NewBridge Asset Management, <1%
RS Investments, 4%
Sophus Capital, 2%
Sycamore Capital, 21%
THB Asset Management, <1%
Trivalent, 3%
USAA Investments, 15%
WestEnd Advisors, 11%

Data as of December 31, 2022, values may not total 100% due to rounding.

Within individual asset classes and strategies, our Franchises employ different investment approaches. This diversification reduces the correlation between investment return streams generated by multiple Franchises investing within the same asset class. For example, we have two Franchises (Trivalent and Sophus) focused on Emerging Markets within global/non-U.S. equity, each with a different investment approach. Trivalent's investment team primarily focuses on quantitative analysis for stock selection, combined with some fundamental analysis. Sophus employs a front-end quantitative screen to first rank stocks, then further applies fundamental research to make its investment decisions. Due to the differences in investment approaches, each Franchise has a different return profile for investors in different market environments while maintaining desired asset class exposure.

Our multi-channel distribution capabilities provide another degree of diversification, with approximately 34% of our AUM from direct investor clients, 37% from retail clients, and 29% from institutional clients, as of December 31, 2022. Within these channels, clients are further diversified among intermediary (broker dealer and RIAs) platforms, sub advisory relationships, corporate and public entities, insurance companies, 529 Education Saving Plan participants, Taft-Hartley plans, endowments, and Family Offices. We believe this broad diversification of customers has a stabilizing effect on revenue, as various types of investors have unique demand patterns and respond differently to trends and market cycles.

Our Investment Franchises

We own 100% of the equity in each of our 12 Investment Franchises. With no Investment Franchise accounting for more than 21% of total AUM, we are well diversified across asset classes and investment approaches. Our Franchises are independent from one another from an investment process perspective, maintain their own separate brands and logos, which have been built over time, and are led by dedicated Chief Investment Officers ("CIOs"). We customize each Franchise's integration with our operating platform to optimize their investment processes.

INCORE Capital Management – INCORE Capital Management is comprised of three teams managing convertible bond strategies, short-term U.S. government securities, and niche and customized fixed income strategies focusing on exploiting structural inefficiencies in the U.S. fixed income markets. INCORE conducts extensive research that includes identifying slower prepayment rates on mortgages, market inefficiencies along areas of the yield curve, and proprietary quantitative credit quality modeling. INCORE is based in Birmingham, MI, and Brooklyn, OH and managed $5.8 billion in AUM as of December 31, 2022. Our INCORE Investment Franchise includes 12 investment professionals with an average industry experience of approximately 22 years.

Integrity Asset Management – Integrity Asset Management utilizes a dynamic value-oriented approach to U.S. mid- and small-capitalization companies. Integrity conducts fundamental stock research to find attractive companies that have compelling discounts to the prevailing market conditions. Integrity is based in Rocky River, OH, and managed $4.7 billion in AUM as of December 31, 2022. Our Integrity Investment Franchise includes 10 investment professionals with an average industry experience of approximately 23 years.

Munder Capital Management – Munder Capital Management has an experienced team utilizing a "Growth-at-a-Reasonable-Price" strategy in the U.S. equity markets designed to generate consistently strong performance over a market cycle. Munder performs extensive fundamental research in order to find attractive growth companies that it expects will exceed market expectations. Of the companies with independently determined growth attributes, valuation is applied to find the most inexpensive growth companies. Munder is based in Birmingham, MI, and managed $1.3 billion in AUM as of December 31, 2022. Our Munder Investment Franchise includes five investment professionals with an average industry experience of approximately 25 years.

New Energy Capital – NEC manages alternative investments in private closed end funds, with investment periods ranging between five and 10 years. NEC was one of the first investors to focus on clean energy and infrastructure investments of small-and mid-sized clean energy infrastructure projects and companies. NEC's investments provide growth capital in all forms across the capital structure from credit to equity, as well as hybrid financing arrangements. Based in Hanover, NH, our NEC Investment Franchise includes seven investment professionals with an average industry experience of approximately 13 years.

NewBridge Asset Management – NewBridge Asset Management applies a high conviction growth-oriented strategy focusing on U.S. large-capitalization companies experiencing superior long-term growth rates with strong management teams. Most of NewBridge's team has worked together since 1996 doing fundamental research on high growth companies. NewBridge portfolios usually holds between 25 and 35 securities. NewBridge is based in New York, NY. Our NewBridge Investment Franchise includes four investment professionals with an average industry experience of approximately 25 years.

RS Investments – RS Investments is made up of three distinct investment teams: (i) RS Value, (ii) RS Growth and (iii) RS Global. RS Value and RS Growth apply an original and proprietary fundamental approach to investing in value and growth-oriented U.S. equity strategies. The RS Value and RS Growth teams conduct hundreds of company research meetings each year. RS Global utilizes a highly disciplined quantitative approach to managing core-oriented global and international equity strategies. RS Investments is based in San Francisco, CA, and managed $6.5 billion in AUM as of December 31, 2022. Our RS Investments Investment Franchise team total 25 members including 17 investment professionals with an average industry experience of approximately 22 years.

Sophus Capital – Sophus Capital utilizes a disciplined quantitative process that accesses market conditions in emerging equity markets and rank orders attractive companies that are further researched from a fundamental basis. Sophus' team members travel to companies to conduct fundamental research. Sophus is based in Des Moines, IA, with employees in London, Hong Kong, and Singapore, and managed $3.1 billion in AUM as of December 31, 2022. Our Sophus Investments Franchise includes 10 investment professionals with an average industry experience of approximately 19 years.

Sycamore Capital – Sycamore Capital applies a quality value-oriented approach to U.S. mid- and small-capitalization companies. Sycamore conducts fundamental research to find companies with strong high-quality balance sheets that are undervalued versus comparable high-quality companies. Sycamore is based in Cincinnati, OH, and managed $32.1 billion in AUM as of December 31, 2022. Our Sycamore Investment Franchise has a team of 15 including 11 investment professionals with an average industry experience of approximately 17 years.

THB Asset Management – Founded in 1982, and formerly known as Thomson, Hortsmann & Bryant, THB Asset Management ("THB") manages equity assets in capacity constrained, micro-cap, small-cap, and mid-cap asset classes, including strategies managing U.S., international and global portfolios. THB was an early adopter of introducing ESG factors into their investment process and security selection. THB serves clients in the U.S. and in Europe and Australia. Based in Norwalk, CT, our THB Investments Franchise includes eight investment professionals with an average industry experience of approximately 13 years.

Trivalent Investments – Trivalent Investments utilizes a disciplined approach to stock selection across large to small companies in the international and emerging markets space. Trivalent's investment strategy is primarily a proprietary quantitative process that drives stock selection across various countries. Trivalent frequently conducts reviews of stock selection rankings within a portfolio construction and risk management context in order to isolate performance to stock selection. Trivalent is based in Boston, MA, and managed $4.4 billion in AUM as of December 31, 2022. Our Trivalent Investment Franchise includes six investment professionals with an average industry experience of approximately 28 years.

USAA Investments – The team at USAA Investments utilizes a rigorous process rooted in a team-oriented approach among portfolio managers, research analysts and traders. Their taxable and tax-exempt portfolios are built bond by bond using a fundamental, bottom up, credit and yield-focused analysis. USAA Investments is based in San Antonio, TX, and managed $23.0 billion in AUM as of December 31, 2022. Our USAA Investment Franchise has a team of 34 including 29 investment professionals with an average industry experience of approximately 23 years. In the early part of the second quarter of 2023, USAA Investments will be renamed "Victory Income Investors."

WestEnd Advisors – WestEnd, is a third-party ETF model strategist providing turnkey, core model allocation strategies serving as holistic solutions and complementary sources of alpha. WestEnd is based in Charlotte, NC, and had assets under advisement ("AUA") and AUM totaling $16.9 billion as of December 31, 2022. Our WestEnd Investment Franchise has a team of 27 including 7 investment professionals averaging approximately 12 years of industry experience.

Solutions Platform

Our Solutions Platform consists of multi-asset, multi-manager, quantitative, rules-based, factor-based, and customized portfolios. These strategies are designed to achieve specific return characteristics, with products that include values-based and thematic outcomes and exposures. We offer our Solutions Platform through a variety of vehicles, including separate accounts, mutual funds, UMA accounts, and rules-based and active ETFs under our VictoryShares ETF brand. Like our Franchises, our Solutions Platform is operationally integrated and supported by our centralized distribution, marketing, and operational support functions. Our Solutions Platform is based in San Antonio, TX, and managed $54.0 billion in AUM as of December 31, 2022. The Solutions Platform team of 13 includes 9 investment professionals with an average industry experience of approximately 16 years.

Our Products and Investment Performance

As of December 31, 2022, our 12 Franchises and Solutions Platform offered 128 investment strategies with the majority consisting of fixed income, U.S. small- and mid-cap equities, global/non-U.S. equities and solutions. These asset classes collectively comprised 88% of our $153.0 billion of total AUM, and 90% of long-term AUM, as of December 31, 2022.

Product Mix – Our investment strategies are offered through actively and passively managed mutual funds, rules-based and active ETFs, institutional separate accounts, VIPs, ESG and impact investment strategies, alternative investments, private closed end funds, and a 529 Education Savings Plan. Victory Capital's strategies are sold directly to investors as well as through third-party investment products, including mutual funds, third-party ETF model strategies, retail SMAs and UMAs through wrap account programs, CITs, and UCITs.. Our product mix could expand, as we can add investment vehicles to strategies offered by our Franchises.

Investment Performance – Our Franchises have established a long track record of benchmark-relative outperformance, including prior to their acquisition by us. As of December 31, 2022, 79% of our strategies by AUM had returns in excess of their respective benchmarks over a ten-year period, 79% over a five-year period, 84% over a three-year period, and 54% over a one-year period. On an equal-weighted basis, 67% of our strategies have outperformed their benchmarks over a ten-year period, 63% over a five-year period, 70% over a three-year period, and 59% over a one-year period. We consider both the AUM-weighted and equal-weighted metrics in evaluating our investment performance. The advantage of the AUM-weighted metric is that it reflects the investment performance of our Company as a whole, indicating whether we tend to outperform our benchmarks for the assets we manage. The disadvantage is that the metric fails to capture the overall effectiveness of our individual investment strategies; it does not capture whether most of our strategies tend to outperform their respective benchmarks. Conversely, the equal-weighted metric reflects the overall effectiveness of our individual investment strategies but fails to capture the investment performance of our Company as a whole.

The table below sets forth our 10 largest strategies by AUM as of December 31, 2022, and their average annual total returns compared to their respective benchmark index over the one-, three-, five- and 10-year periods ended December 31, 2022. These strategies represented approximately 43% of our total AUM as of December 31, 2022.

Strategy/Benchmark Index	1 year		3 years		5 years		10 years	
Sycamore Mid Cap Value	(1.92)	%	12.28	%	10.69	%	14.00	%
Russell MidCap Value	(12.03)	%	5.82	%	5.72	%	10.11	%
Excess Return	10.11	%	6.46	%	4.97	%	3.89	%
Victory US 500	(19.18)	%	7.87	%	9.55	%	12.62	%
S&P 500	(18.11)	%	7.66	%	9.42	%	12.56	%
Excess Return	(1.07)	%	0.21	%	0.13	%	0.06	%
Sycamore Small Cap Value	(5.78)	%	8.07	%	8.38	%	12.47	%
Russell 2000 Value	(14.48)	%	4.70	%	4.13	%	8.48	%
Excess Return	8.70	%	3.37	%	4.25	%	3.99	%
Global Balanced	(17.52)	%	3.63	%	5.41	%	7.46	%

Global Balanced Benchmark	(16.49)	%	2.02	%	3.76	%	5.77	%
Excess Return	(1.03)	%	1.61	%	1.65	%	1.69	%
USAA Income	(12.96)	%	(1.56)	%	1.09	%	2.40	%
Bloomberg US Aggregate.......................................	(13.01)	%	(2.71)	%	0.02	%	1.06	%
Excess Return	0.05	%	1.15	%	1.07	%	1.34	%
Global Equity	(19.00)	%	6.77	%	8.13	%	10.65	%
MSCI ACWI	(18.36)	%	4.00	%	5.23	%	7.98	%
Excess Return	(0.64)	%	2.77	%	2.90	%	2.67	%
Trivalent International Small-Cap Equity	(22.32)	%	0.80	%	1.24	%	8.26	%
S&P Dev ex-US SmallCap	(21.81)	%	(0.96)	%	(0.42)	%	5.46	%
Excess Return	(0.51)	%	1.76	%	1.66	%	2.80	%
USAA Tax Exempt Intermediate-Term	(7.66)	%	(0.12)	%	1.75	%	2.54	%
Bloomberg US Municipal 1-15 Year	(5.95)	%	(0.22)	%	1.44	%	1.95	%
Excess Return	(1.71)	%	0.10	%	(0.31)	%	0.59	%
USAA NASDAQ-100	(32.38)	%	8.69	%	12.37	%	16.44	%
NASDAQ-100 Total Return	(32.38)	%	8.68	%	12.36	%	16.45	%
Excess Return	0.00	%	0.01	%	0.01	%	(0.01)	%
Sophus Emerging Markets	(21.21)	%	(3.71)	%	(1.90)	%	---	%
MSCI EM	(20.09)	%	(2.69)	%	(1.40)	%	1.44	%
Excess Return	(1.12)	%	(1.02)	%	(0.50)	%	NA	%

A high percentage of our mutual fund and ETF assets have four- or five-star Morningstar ratings. As of December 31, 2022, 44 of our Victory Capital mutual funds and ETFs, with Morningstar overall ratings, earned ratings of four or five stars overall and 62% of our mutual fund and ETF AUM were rated four or five stars overall by Morningstar. Over a three-year and five-year basis, 52% and 58% of our fund AUM achieved four- or five-star ratings, respectively.

Competitive Strengths

We believe we have significant competitive strengths that position us for sustained growth and shareholder value creation over the long term.

Integrated Model Providing Centralized Distribution, Marketing, and Support Functions to Investment Franchises, which maintain complete Investment Autonomy – Our highly integrated model allows us to achieve benefits from both our substantial scale and the focus of our specialized investment managers. Our Franchises retain investment autonomy while benefiting from our centralized operating platform. We have demonstrated an ability to incorporate our Franchises onto our flexible infrastructure without significantly increasing incremental fixed costs, which is a key component to the scalability of our business model. This structure enables our Franchises to focus their efforts on the investment process, providing them with a scaled platform to enhance their investment performance and consequently their growth prospects. Centralized operations allow our Franchises to customize their desired investment support functions in ways that are best suited for their investment workflow. Through our unified distribution platform, our Franchises can efficiently sell their products to institutional investors, retirement plans, wealth managers, as well as through retail and retirement intermediaries of all sizes, where it can be challenging for smaller managers to gain access, and directly to investors.

Within our model, each Franchise retains its own brand and logo, which has been built over time. Unlike other models with unified branding, there is no requirement for newly acquired Franchises to adjust their product set due to pre-existing products on our platform; they are marketed under their own brand as they were previously. Because of this dynamic, we have the flexibility to add new Franchises either to gain greater exposure to certain asset classes or increase capacity in places where we already have exposure.

Proven Acquirer with Compelling Value Proposition – We believe our platform allows us to continue to be a strategic acquirer within the investment management industry, providing us with an opportunity to further grow

and scale our business. Through numerous transactions, we have demonstrated an ability to successfully source, execute and integrate new Franchises.

We believe our unique business model is compelling for potential acquisition prospects. Under our model, Franchises retain the brands they have built as well as autonomy over their investment decisions, while simultaneously benefiting from the ability to leverage our centralized distribution, marketing, and operations platform. Our model reduces the administrative burdens borne by our Investment Franchises and allows them instead to focus on the investment process, which we believe can enhance their investment performance. By offering a platform on which Franchises can focus on their core competencies, grow their client base faster and participate in a revenue share program, we believe we are providing an attractive proposition. Furthermore, we believe equity in Victory Capital is attractive to Franchise investment personnel, as these personnel receive the advantage of sharing in the potential upside of the entirety of our diversified investment management business.


Highly Compelling Value Proposition for Entrepreneurial Leaders
Retention of Brand and Investment Process
Centralized Customizable Operational Platform
Consistent Structural Alignment of Incentives
Primary Focus on Investing
Scalable Distribution and Marketing

Because we integrate a significant portion of most of our Franchises' distribution, operational and administrative functions, we have been able to extract significant expense synergies from certain acquisitions, enabling us to create greater value from transactions.

We will seek to continue to augment our differentiated investment management platform by focusing on acquisition candidates that can make our investment platform better, that expand our distribution or investment capabilities, that optimize our operating platform and/or achieve our integration and synergy expectations.

Portfolio of Investment Strategies with Potential for Outperformance – In assembling our portfolio of Franchises, we have selected investment managers offering strategies in asset classes where active managers have shown an established track record of outperformance relative to benchmarks through security and sector selection, and portfolio construction. We continue to build our platform to address the needs of clients who would like exposure to asset classes that have potential for alpha generation. We find that macro industry trends of asset flows moving from actively managed strategies to passive ones are less pronounced in certain of our asset classes.

Diversified Platform Across Investment Strategies, Franchises and Client Type – We have strategically built an investment platform that is diversified by investment strategy, Franchise, and client type. Within each asset class, Franchises with overlapping investment mandates still contribute to our diversification by pursuing different investment philosophies and/or processes. For example, U.S. mid cap equities, which accounted for approximately 18% of total AUM as of December 31, 2022, consists of five Franchises, each following a different investment strategy. We believe the diversity in investment styles reduces the correlation between the return profiles of strategies within the same asset class, and consequently provides an additional layer of diversification of AUM and revenue stability.

Our AUM also is well diversified at the Franchise level, with no Franchise accounting for more than 21% of total AUM. Furthermore, we believe our Franchises' brand independence reduces the impact of each individual Franchise's performance on clients' perceptions of the other Franchises. The distribution of AUM by Franchise

and the number of Franchises, as well as succession planning, mitigates the level of key man risk typically associated with investment management businesses.

We believe our client base serves as another important diversifying element, as different client segments have shown to have distinct characteristics, including asset class and product preferences, sales and redemptions trends, and exposure to secular trends. We strive to maintain a balance between direct investor, retail clients, and institutional clients with 34%, 37% and 29% of our AUM as of December 31, 2022, in each of these channels, respectively. We also have the capability to deliver our strategies in investment vehicles designed to meet the needs and preferences of investors in each channel. These investment vehicles include actively and passively managed open-end mutual funds with channel-specific share classes, rules-based and active ETFs, third-party ETF model strategies, SMAs, UMAs, VIPs, CITs, wrap account programs, UCITs, alternative investments, private closed end funds, and a 529 Education Savings Plan. If a strategy is currently not offered in the wrapper of choice for a client, we have the infrastructure and ability to create a new investment vehicle, which helps our Franchises further diversify their client bases.

Attractive Financial Profile – Our revenues are recurring in nature, as they are based on the level of client assets we manage. Most of our strategies are in asset classes that require specialized skill, are in demand and typically command attractive fee rates. With the growth of our Solutions Platform and third-party ETF model strategies, our average fee rate is likely to decline as those businesses continue to grow and represent an increasing proportion of our total AUM. Despite their lower average fee rates, by managing these competitively priced strategies on our integrated platform we can earn higher than our average margins on these products.

Because we largely outsource our middle- and back-office functions, as well as technology support, we have relatively minimal capital expenditure requirements. Our integrated platform allows us the ability to make investments that can benefit each Franchise and our Solutions Platform. Approximately two-thirds of our operating expenses are variable in nature, consisting of the incentive compensation pool for employees, sales commissions, third-party distribution costs, sub-advising and the fees we pay to certain of our vendors. This automatic flexing of our expense base helps to support profitability throughout various market cycles.

We have identified three primary net income growth drivers; (i) we grow our AUM organically through inflows into our strategies and the market appreciation of those strategies; (ii) we have a proven ability to grow via strategic and synergistic acquisitions; and (iii) we have constructed a scalable and efficient platform.

Economic and Structural Alignment of Interests Promotes Ownership Culture – Through our revenue share compensation model for our Franchises and broad employee ownership, we have structurally aligned our employees' interests with those of our clients and other shareholders and have created an ownership culture that encourages employees to act in the best interests of clients and our Company shareholders, as well as to think long term. We believe the high percentage of employee ownership creates a collective alignment with our success. Additionally, our employees invest in products managed by our Franchises and Solutions Platform, providing direct alignment with the interests of our clients. As of December 31, 2022, 68% of our employees held nearly 20% of the equity in our Company. In addition to being aligned with our financial success through their equity ownership, our current employees collectively have invested nearly $200 million in products we manage as of December 31, 2022.

We directly align the compensation paid to our investment teams with the performance of their respective Franchises by structuring formula-based revenue sharing on the products they manage. We believe that compensation based on revenue rather than profits encourages investment professionals to focus their attention on investment performance, while encouraging them to provide good client service, focus on client retention and attract new assets. We believe the formula-based, client-aligned nature of our revenue sharing reduces complexity and fosters a culture of transparency where Franchises understand how, and on what terms, they are being measured to earn compensation.

Integrated Distribution, Marketing and Operations

The centralization of our distribution, marketing and operational functions is a key component in our model, allowing our Franchises to focus on their core competencies of security and sector selection, portfolio construction, and client service. In addition, we believe it provides our Franchises with the benefits of operating at scale, providing them with access to a larger number of clients as well as a more streamlined cost structure. As of December 31, 2022, we had 512 full-time employees with 184 in investment management, 238 in sales and marketing roles and 90 in management and support functions.

Our centralized distribution and marketing functions lead the sales effort for our institutional, retail intermediary, and direct investor channels. Our sales teams are staffed with accomplished professionals that are given specific training on how to position each of our strategies. Our distribution teams have historically focused on developing strategic long-term relationships with institutional consultants, institutional asset owners, retail and retirement intermediaries, RIAs, Family Offices, the Direct Channel, and bank trust departments. Complementing these relationships, we use data extensively to enhance the effectiveness of our distribution teams. Investments in data packs from intermediaries, artificial intelligence initiatives, and predictive analytics — used to determine specific financial advisors' propensities to buy or sell products —further enhance efficiencies.

These relationships can enhance our platform's overall reach and allow our Franchises and Solutions Platform to access more clients. To ensure high levels of client service, our sales teams liaise regularly with product specialists at our Franchises. The specialists are tasked with responding to institutional client and retail inquiries on product performance and educating prospective investors and retail partners in coordination with the relevant internal sales team members. Our distribution and marketing professionals collaborate closely with our Franchises' product specialists in order to attract new clients while also servicing and generating additional sales from existing clients.

Direct Investor Business – In 2020, we launched a new digital platform to directly serve investors which features a client-centric modern design. Visitors to the site are presented with channel-specific content, useful investment tools and calculators, and timely investment insights from the Company's investment experts. At our direct investor business contact center, we have approximately 170 sales and service professionals focused on assisting our direct investors (the "Investors"). They engage with thousands of Investors everyday via phone, chat or email depending on the Investor's preference. We also have a mobile application that streamlines service for Investors and enhances internal efficiency. Through these interactions we provide Investors with account servicing, portfolio reviews, college planning assistance and investment guidance at no additional cost to the Investor. Many of our direct investor business contact center professionals are Financial Industry Regulatory Authority ("FINRA") licensed, so they are well qualified to serve the Investors' investment needs. During the early part of the second quarter of 2023, the Direct Investor Business will be expanded to include brokerage capabilities through our broker-dealer entity VCS. Investors will be able to leverage our open architecture brokerage option and establish brokerage accounts to invest in mutual funds and ETFs from our platform along with individual stocks and products managed by third-party providers including cash management capabilities.

Institutional Sales – Our institutional sales team attracts and builds relationships with institutional clients, a wide range of institutional consultants and mutual fund complexes and other organizations seeking sub-advisers. Our institutional clientele includes more than 400 corporations, public funds, non-profit organizations, Taft-Hartley plans, sub-advisory clients, international clients, sovereign wealth funds, and insurance companies. Our institutional sales and client-service professionals manage existing client relationships, serve consultants and prospects and/or focus on specific segments. They have extensive experience and a comprehensive understanding of our investment activities. Our client-facing institutional sales professionals have an average of more than 20 years of industry tenure, and they are supported by a separate team dedicated to handling requests for proposals, or RFPs, from prospective clients.

Retail Sales – Our retail sales team includes regional external wholesalers, retirement specialists, RIA specialists, national account specialists, all of whom are supported by an internal sales desk. We also have a team of 10 distribution professionals specializing in the sale of third-party ETF model strategies. Additionally, we have a growing team focused on RIA, Bank Trust & Multi Family Offices with exceptional product knowledge to enhance the growth in this sub-channel within our retail sales. In the retail channel, we focus on gathering assets through intermediaries, such as banks, broker-dealers, wirehouses, retirement platforms and RIA networks. We offer mutual funds, ETFs, third-party ETF models, and separately managed wrap and unified managed accounts on intermediary and retirement platforms. We have agreements with many of the largest platforms in our retail channel, which has provided an opportunity to place our retail products on those platforms. Further, to enhance our presence on large distribution platforms, we have focused our efforts on servicing intermediary home offices and research departments. These efforts have led to strong growth in platform penetration, as measured by investment products on approved and recommended lists, as well as our inclusion in model portfolios. This penetration provides the opportunity for us to sell more products through distribution platforms. We have several products on the research recommended/model portfolios of the top U.S. intermediary platforms. We also have several products on the recommended list of the top retirement platforms.

Marketing – Our distribution efforts are supplemented by our marketing function, which is primarily responsible for enhancing the visibility and quality of our portfolio of brands. They are specifically tasked with managing corporate, Franchise and Solutions Platform branding efforts, database management, the development of marketing materials, our website, digital marketplace, digital marketing and social media efforts, and the publishing of white papers.

Operations – Our highly centralized operations functions provide our Franchises and Solutions Platform with the support they need so that they can focus on their investment processes. Our Investment Franchises share operating functions such as trading platforms, risk and compliance, middle- and back-office support, technology, data and analytics, finance, human resources, accounting, and legal. Although our operations are highly centralized, we do allow our Franchises a degree of customization with respect to their desired investment support functions, which we believe helps them maintain their unique investment processes and minimize disruptions.

We outsource certain middle- and back-office activities, such as sub-transfer agent, trade settlement, portfolio analytics, custodian reconciliation, portfolio accounting, corporate action processing, performance calculation and client reporting, to scaled, recognized service providers, who provide their services to us on a variable-cost basis. Systems and processes are customized as necessary to support our investment processes and operations. We maintain relationships with multiple vendors for most of our outsourced functions, which we believe mitigates vendor-specific risk. We also have cyber and information security, business continuity and data privacy programs in place to help mitigate risk.

Outsourcing these functions enables us to grow our AUM, both organically and through acquisitions, without the incremental capital expenditures and working capital that would typically be needed. Under our direction and oversight, our outsourced model enhances our ability to integrate our acquisitions, as we are experienced in working with our vendors to efficiently bring additional Franchises onto our platform in a cost-efficient manner.

We believe both the scalability of our business and our cost structure, in which approximately two-thirds of our operating expenses are variable, drives industry-leading margins and facilitates free cash flow conversion. Additionally, we believe having most of our expenses tied to AUM and the number of client accounts provides downside margin protection should there be sustained net outflows or adverse market conditions.

Competition

Our investment products are sold in the traditional institutional channels, through intermediary and retirement distribution platforms, and directly to investors. We face competition with other investment firms in attracting and retaining assets. Additionally, we compete with other acquirers of investment management firms, including independent, integrated investment management firms and multi-boutique businesses, insurance companies, banks, and other financial institutions.

We compete with other managers offering similar strategies. Some of these organizations have greater financial resources and capabilities than we can offer and have strong performance track records. We effectively compete with other investment management firms for client assets based on the following primary factors: (i) our investment performance track record of delivering alpha; (ii) the specialized nature of our investment strategies; (iii) fees charged; (iv) access to distribution channels; (v) client service; and (vi) our employees' alignment of interests with investors.

We compete with other potential acquirers of investment management firms primarily on the basis of the following factors: (i) the strength of our distribution relationships; (ii) the value we add through our shared distribution, marketing and operations platforms; (iii) the investment autonomy Franchises retain post acquisition; (iv) the tenure and continuity of our management and investment professionals; and (v) the value that can be delivered to the seller through realization of synergies created by the combination of the businesses.

Our ability to continue to compete effectively will also depend upon our ability to retain our current investment professionals and employees and to attract highly qualified new investment professionals and employees. For additional information concerning the competitive risks that we face, refer to "Risk Factors — Industry Risks — The investment management industry is intensely competitive."

Human Capital

We have created a strong alignment of interests with clients and shareholders through employee ownership, our Franchise revenue share structure, and employee investments in our products. Notably, a significant number of our employee shareholders acquired their equity in connection with the management-led buyout with

Crestview GP from KeyCorp, as well as in connection with the acquisitions of RS Investments and Munder. We believe the opportunity to own equity in a well-diversified investment management company promotes long-term thinking and client alignment and is attractive, both to existing employees and those who join as part of acquisitions. We principally compensate our investment professionals through a revenue share program, which we believe further incentivizes our investment professionals to focus on investment performance and client retention, while simultaneously minimizing potential distractions from an expense allocation process that would be involved in a profit-sharing program. We believe the combination of these mechanisms promotes long-term thinking and enhances both the client experience and the creation of value for our shareholders.

Our senior management team, Franchises' CIOs and sales leaders are highly experienced in the industry, each bringing significant expertise to his or her role, having tenures on average of more than 20 years.

As an asset management firm, we are in the human capital business. As such, we value and appreciate our most important asset—our people. We employ "owners," not employees. Accordingly, we strive to offer competitive compensation and employee benefits to all employees. We want them to own their contribution to Victory Capital's success. In recognition of this mission, Victory Capital has established an equity awards program that most employees participate in. As of December 31, 2022, we had 512 employees, with 68% holding ownership interests in our Company that totaled nearly 20% of the equity in our firm. Our employees also held approximately $200 million of their personal assets in our investment products at year-end.

We believe that doing our part to maintain the health and welfare of our employees is a critical element for achieving commercial success. As such, we provide our employees with comprehensive health benefits and offer a wellness program which focuses on employee health strategies and includes a discount to employee medical premiums for the completion of certain wellness initiatives. In addition, we offer employee assistance programs, including confidential assistance for financial, mental, and physical well-being. Finally, the well-being of our employees is enhanced when they can give back to their local communities or charities and we have programs that encourage our employees to give back to their local communities.

We recognize and appreciate the importance of creating an environment in which all employees feel valued, included, and empowered to do their best work and as a result our Diversity, Inclusion, Cohesion, and Engagement Committee is charged with integrating a diversity strategy that drives best practices, goals, and objectives. The Committee's mission is to foster an environment that attracts the best talent, values diversity of life experiences and perspectives, and encourages innovation and excellence. We also support a number of Employee Resource Groups which are employee-driven and provide support, leadership and connection to our diverse marketplace.

We encourage you to review our Corporate Responsibility Report (located on our website) for more detailed information regarding our human capital programs and initiatives. Nothing on our website is deemed incorporated by reference into this Report.

Regulatory Environment and Compliance

Our business is subject to extensive regulation in the United States at the federal level and, to a lesser extent, the state level, as well as regulation by self-regulatory organizations, and outside the United States. Under these laws and regulations, agencies that regulate investment advisers have broad administrative powers, including the power to limit, restrict or prohibit an investment adviser from carrying on its business in the event that it fails to comply with such laws and regulations. Possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment adviser registration and other registrations, censures, and fines.

SEC Investment Adviser and Investment Company Registration / Regulation – VCM and WestEnd are both registered with the SEC as investment advisers under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and the Victory Funds, USAA Funds, VictoryShares and several of the investment companies we sub-advise are registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Advisers Act and the 1940 Act, together with the SEC's regulations and interpretations thereunder, impose substantive and material restrictions and requirements on the operations of advisers and registered funds. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act and the 1940 Act, ranging from fines and censures to termination of an adviser's registration. As an investment adviser, we have a fiduciary duty to our clients. The SEC has interpreted that duty to impose standards, requirements, and limitations on, among other things: trading for proprietary, personal and client accounts; allocations of investment opportunities among clients; our use of soft dollars; execution of transactions; and recommendations to clients. We manage accounts for clients on a discretionary basis, with authority to buy and

sell securities for each portfolio, select broker-dealers to execute trades and negotiate brokerage commission rates. In connection with certain of these transactions, we receive soft dollar credits from broker-dealers that have the effect of reducing certain of our expenses. All our soft dollar arrangements are intended to be within the safe harbor provided by Section 28(e) of the Exchange Act. If our ability to use soft dollars were reduced or eliminated as a result of the implementation of statutory amendments or new regulations, our operating expenses would increase. In addition, we also advise clients on a non-discretionary basis where we provide actively managed models using non-proprietary products. This is often referred to as assets under advisement.

As registered investment advisers, VCM and WestEnd are subject to many additional requirements that cover, among other things: disclosure of information about our business to clients; maintenance of written policies and procedures; maintenance of extensive books and records; restrictions on the types of fees we may charge; custody of client assets; client privacy; advertising; and solicitation of clients. The SEC has authority to inspect any investment adviser and typically inspects a registered adviser periodically to determine whether the adviser is conducting its activities (i) in accordance with applicable laws, (ii) in a manner that is consistent with disclosures made to clients and (iii) with adequate systems and procedures to ensure compliance.

For the year ended December 31, 2022, 81% of our total revenues were derived from our services to investment companies registered under the 1940 Act—i.e., mutual funds and ETFs. The 1940 Act imposes significant requirements and limitations on a registered fund, including with respect to its capital structure, investments, and transactions. While we exercise broad discretion over the day-to-day management of the business and affairs of the Victory Funds, USAA Funds, VictoryShares and the investment portfolios of the Victory Funds, USAA Funds, and VictoryShares and the funds we sub-advise, the funds are subject to oversight of and governance by each fund's board of directors. Under the 1940 Act, a majority of the directors of our registered funds must not be "interested persons" with respect to us (sometimes referred to as the "independent director" requirement) in order to rely on certain exemptive rules under the 1940 Act relevant to the operation of registered funds. The responsibilities of the fund's board include, among other things: approving our investment advisory agreement with the fund (or, for sub-advisory arrangements, our sub-advisory agreement with the fund's investment adviser); approving other service providers; determining the method of valuing assets; and monitoring transactions involving affiliates. Our investment advisory agreements with these funds may be terminated by the funds on not more than 60 days' notice and are subject to annual renewal by the fund's board after the initial term of one to two years. The 1940 Act also imposes on investment advisers or sub-advisers to a registered fund a fiduciary duty with respect to the receipt of the advisers' investment management fees or the sub-advisers' sub-advisory fees. That fiduciary duty may be enforced by the SEC, by administrative action or by litigation by investors in the fund pursuant to a private right of action.

As required by the Advisers Act, our investment advisory agreements may not be assigned without the client's consent. Under the 1940 Act, investment advisory agreements with registered funds (such as the mutual funds and ETFs we manage) terminate automatically upon assignment. The term "assignment" is broadly defined and includes direct assignments as well as assignments that may be deemed to occur upon the transfer, directly or indirectly, of a "controlling block" of our outstanding voting securities. Refer to "Risk Factors—Business Risks—An assignment could result in termination of our investment advisory agreements to manage SEC-registered funds and could trigger consent requirements in our other investment advisory agreements."

__SEC Broker-Dealer Registration / FINRA Regulation__ – VCS is subject to regulation by the SEC, FINRA and various states. In addition, certain of our employees are registered with FINRA and such states and subject to SEC, state and FINRA regulation. The failure of these companies and/or employees to comply with relevant regulation could have a material adverse effect on our business.

__SEC Transfer Agent Registration__ – VCTA is a SEC-registered transfer agent. Our registered transfer agent is subject to the 1934 Act and the rules and regulations promulgated thereunder. These laws and regulations generally grant the SEC and other supervisory bodies broad administrative powers to address non-compliance with regulatory requirements. Sanctions that may be imposed for non-compliance with these requirements include the suspension of individual employees, limitations on engaging in certain activities for specified periods of time or for specified types of clients, the revocation of registrations, other censures, and significant fines.

__ERISA-Related Regulation__ – We are a fiduciary under Employee Retirement Income Security Act ("ERISA") with respect to assets that we manage for benefit plan clients subject to ERISA. ERISA, the regulations promulgated thereunder, and applicable provisions of the Internal Revenue Code impose certain duties on persons who are fiduciaries under ERISA, prohibit certain transactions involving ERISA plan clients and impose monetary penalties for violations of these prohibitions. The duties under ERISA require, among other

obligations, that fiduciaries perform their duties solely in the interests of ERISA plan participants and beneficiaries.

CFTC Regulation – VCM is registered with the Commodity Futures Trading Commission (the "CFTC") as a commodity operator and is a member of the National Futures Association ("NFA"), a self-regulatory organization for the U.S. derivatives industry. In addition, certain of our employees are registered with the CFTC and members of NFA. Registration with the CFTC and NFA membership subjects VCM to regulation by the CFTC and the NFA including, but not limited to, reporting, recordkeeping, disclosure, self-examination and training requirements. Registration with the CFTC also subjects VCM to periodic on-site audits. Each of the CFTC and NFA is authorized to institute proceedings and impose sanctions for violations of applicable regulations.

Non-U.S. Regulation – In addition to the extensive regulation to which we are subject in the United States, we are subject to regulation internationally. Our business also is subject to the rules and regulations of the countries in which we market our funds or services and conduct investment activities.

In Singapore, we are subject to, among others, the Securities and Futures Act ("SFA"), the Financial Advisers Act ("FAA"), and the subsidiary legislation promulgated pursuant to these acts, which are administered by the Monetary Authority of Singapore ("MAS"). We and our employees conducting regulated activities specified in the SFA and/or the FAA are required to be licensed with the MAS. Failure to comply with applicable laws, regulations, codes, directives, notices, and guidelines issued by the MAS may result in penalties including fines, censures and the suspension or revocation of licenses granted by the MAS.

VCM is also authorized by the Central Bank of Ireland, which regulates our Irish business activities, to act as an investment manager to Irish UCITS fund. We have historically operated in Australia based on a "sufficient equivalence relief" exemption from local licensing with the Australian Securities and Investments commission. In 2021, we applied for a Foreign Australian Financial Services License which was granted on June 15, 2021.

Compliance – Our legal and compliance functions consist of 13 professionals as of December 31, 2022. This group is responsible for all legal and regulatory compliance matters, as well as for monitoring adherence to client investment guidelines. Our legal and compliance teams work through a well-established reporting and communication structure to ensure we have a consistent and holistic program for legal and regulatory compliance. Senior management also is involved at various levels in all these functions. We cannot assure that our legal and compliance functions will be effective to prevent all losses. Refer to "Item 1A. Risk Factors— General Risks — If our techniques for managing risk are ineffective, we may be exposed to material unanticipated losses."

For more information about our regulatory environment, refer to "Risk Factors — Legal and Regulatory Risks — As an investment management firm, we are subject to extensive regulation" and "Risk Factors — Legal and Regulatory Risks —The regulatory environment in which we operate is subject to continual change and regulatory developments designed to increase oversight may materially adversely affect our business."

Available Information

We routinely file annual, quarterly, and current reports, proxy statements and other information required by the SEC. Our SEC filings are available to the public from the SEC's public internet site at https://www.sec.gov.

We maintain a public internet site at ir.vcm.com and make available free of charge through this site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers, as well as any amendments to those reports filed or furnished pursuant to the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also post on our website the charters for our board of directors' Audit Committee, Nominating, Governance and Sustainability Committee and Compensation Committee, as well as our Corporate Governance Guidelines, our Corporate Responsibility Statement, and our Code of Business Conduct and Ethics governing our directors, officers, and employees. The information on our website is not incorporated by reference into this annual report.

ITEM 1A. RISK FACTORS.

The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case the trading price of our common stock could decline. This report also contains forward-looking statements and estimates

that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risk Factors Summary

The following is a summary of risks and uncertainties that affect our business, financial condition or results of operations. We are providing the following summary of risk factors to enhance readability of our risk factor disclosure. Material risks that may adversely affect our business, financial condition or results of operations include, but are not limited to, the following:

Market and Investment Performance Risks

- We earn substantially all of our revenues based on AUM, and any reduction in AUM would reduce our revenues and profitability.

- The ongoing conflict in Ukraine has, and will likely continue to, negatively impact the global economy.

- If our strategies perform poorly, clients could redeem their assets and we could suffer a decline in our AUM, which would reduce our earnings.

- The historical returns of our strategies may not be indicative of their future results or of the strategies we may develop in the future.

- We may support our money market funds to maintain their stable net asset values, or other products we manage, which could affect our revenues or operating results.

- The performance of our strategies or the growth of our AUM may be constrained by unavailability of appropriate investment opportunities.

Business Risks

- The COVID-19 and other pandemics have, and will likely continue to have, a negative impact on the global economy and interrupt normal business activity.

- The loss of key investment professionals or members of our senior management team could have a material adverse effect on our business.

- We derive substantially all of our revenues from contracts and relationships that may be terminated upon short or no notice.

- Investors in certain funds that we advise can redeem their assets from those funds at any time without prior notice.

- Investment recommendations provided to our direct investor channel may not be suitable or fulfill regulatory requirements; representatives may not disclose or address conflicts of interest, conduct inadequate due diligence, provide inadequate disclosure; transactions may be subject to human error or fraud.

- The significant growth we have experienced over the past few years may be difficult to sustain and our growth strategy is dependent in part upon our ability to make and successfully integrate new strategic acquisitions.

- Our expenses are subject to fluctuations that could materially impact our results of operations.

- A significant proportion of our existing AUM is managed in long-only investments.

- Our efforts to establish and develop new teams and strategies may be unsuccessful and could negatively impact our results of operations and could negatively impact our reputation and culture.

- An assignment could result in termination of our investment advisory agreements to manage SEC-registered funds and could trigger consent requirements in our other investment advisory agreements.

- Our failure to comply with investment guidelines set by our clients, including the boards of registered funds, and limitations imposed by applicable law, could result in damage awards against us and a loss of AUM, either of which could adversely affect our results of operations or financial condition.

- We provide a broad range of services to the Victory Funds, USAA Funds, VictoryShares and sub-advised mutual funds which may expose us to liability.

- Potential impairment of goodwill and intangible assets could result in not realizing the value of these assets.

- If we were deemed an investment company required to register under the the Investment Company Act of 1940 (the "Investment Company Act"), we would become subject to burdensome regulatory requirements and our business activities could be restricted.

Merger and Acquisition Risks

- We may not realize the benefits we expect from mergers and acquisitions because of integration difficulties and other challenges.

- Certain liabilities resulting from acquisitions are estimated and could lead to a material impact on earnings.

Indebtedness Risks

- Our substantial indebtedness may expose us to material risks.

Capital Structure and Public Company Risks

- A relatively large percentage of our common stock is concentrated with a small number of shareholders, which could increase the volatility in our stock trading and affect our share price.

- The market price of our common stock is likely to be volatile and could decline.

- Future sales of shares by shareholders could cause our stock price to decline.

- If securities or industry analysts publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

- We are an "emerging growth company," and any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make our Common Stock less attractive to investors.

- The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an "emerging growth company."

- Failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock price

- Our ability to pay regular dividends is subject to our Board's discretion and Delaware law.

- Future offerings of debt or equity securities may rank senior to our common stock.

- Provisions in our charter documents could discourage a takeover that shareholders may consider favorable.

- Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Legal and Regulatory Risks

- As an investment management firm and brokerage firm, we are subject to extensive regulation.

- The regulatory environment in which we operate is subject to continual change and regulatory developments designed to increase oversight and may materially adversely affect our business.

Industry Risks

- Recent trends in the investment management industry could reduce our AUM, revenues and net income.

- The investment management industry is intensely competitive.

Third Party Risks

- We depend primarily on third parties to market Victory Funds, USAA Funds and VictoryShares.

- We rely on third parties to provide products or services for the operation of our business, and a failure or inability by such parties to provide these products or services could materially adversely affect our business.

Operational and Cybersecurity Risks

- Operational risks may disrupt our business, result in losses or limit our growth.

- Failure to implement effective information and cyber security policies, procedures and capabilities could disrupt operations and cause financial losses.

- Disruption to the operations of third parties whose functions are integral to our ETF platform may adversely affect the prices at which VictoryShares trade, particularly during periods of market volatility.

General Risks

- Reputational harm could result in a loss of AUM and revenues.

- If our techniques for managing risk are ineffective, we may be exposed to material unanticipated losses.

- Certain of our strategies invest principally in the securities of non-U.S. companies, which involve foreign currency exchange, tax, political, social and economic uncertainties and risks.

- The expansion of our business outside of the United States raises tax and regulatory risks, may adversely affect our profit margins and places additional demands on our resources and employees.

- Failure to properly address conflicts of interest could harm our reputation, business and results of operations.

- Insurance may not be available on a cost-effective basis to protect us from liability.

Market and Investment Performance Risks

We earn substantially all of our revenues based on AUM, and any reduction in AUM would reduce our revenues and profitability. AUM fluctuates based on many factors, including investment performance, client withdrawals and difficult market conditions.

We earn substantially all of our revenues from asset-based fees from investment management products and services to individuals and institutions. Therefore, if our AUM declines, our fee revenue will decline, which will reduce our profitability as certain of our expenses are fixed. There are several reasons that AUM could decline:

- The performance of our investment strategies is critical to our business, and any real or perceived negative absolute or relative performance could negatively impact the maintenance and growth of AUM. Net flows related to our strategies can be affected by investment performance relative to other competing strategies or to established benchmarks. Our investment strategies are rated, ranked, recommended or assessed by independent third parties, distribution partners, and industry periodicals and services. These assessments may influence the investment decisions of our clients. If the performance or assessment of our strategies is seen as underperforming relative to peers, it could result in an increase in the withdrawal of assets by existing clients and the inability to attract additional commitments from existing and new clients. In addition, certain of our strategies have or may have capacity constraints, as there is a limit to the number of securities available for the strategy to operate effectively. In those instances, we may choose to limit access to those strategies to new or existing investors, such as we have done for two mutual funds managed by the Sycamore Capital Franchise which had an aggregate of $23.1 billion in AUM as of December 31, 2022.

- General domestic and global economic and political conditions can influence AUM. Changes in interest rates, the availability and cost of credit, inflation rates, economic uncertainty, changes in laws, trade barriers, commodity prices, currency exchange rates and controls and national and

international political circumstances (including wars (such as the military conflict between Russia and Ukraine), pandemics (such as COVID-19), terrorist acts and security operations) and other conditions may impact the equity and credit markets, which may influence our AUM. If the security markets decline or experience volatility, our AUM and our revenues could be negatively impacted. In addition, diminishing investor confidence in the markets and/or adverse market conditions could result in a decrease in investor risk tolerance. Such a decrease could prompt investors to reduce their rate of commitment or to fully withdraw from markets, which could lower our overall AUM.

- Capital and credit markets can experience substantial volatility. The significant volatility in the markets in the recent past has highlighted the interconnection of the global markets and demonstrated how the deteriorating financial condition of one institution may materially adversely impact the performance of other institutions. In the event of extreme circumstances, including economic, political or business crises, such as a widespread systemic failure in the global financial system or failures of firms that have significant obligations as counterparties, we may suffer significant declines in AUM and severe liquidity or valuation issues.

- Changes in interest rates can have adverse effects on our AUM. Increases in interest rates may adversely affect the net asset values of our AUM. Furthermore, increases in interest rates may result in reduced prices in equity markets. Conversely, decreases in interest rates could lead to outflows in fixed income assets that we manage as investors seek higher yields.

Any of these factors could reduce our AUM and revenues and, if our revenues decline without a commensurate reduction in our expenses, would lead to a reduction in our net income.

The ongoing conflict in Ukraine has, and will likely continue to, negatively impact the global economy.

The military conflict in Ukraine and the ongoing geopolitical tensions have created significant volatility, uncertainty and economic disruption. The United States, European Union and other countries announced economic sanctions against Russia. While it has not had a material adverse effect on our business, operations and financial results, the extent to which the conflict impacts our business, operations and financial results going forward will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the conflict; governmental and business actions that have been and continue to be taken in response to the conflict, the impact of the conflict on economic activity and any retaliatory actions taken by Russia.

If our strategies perform poorly, clients could redeem their assets and we could suffer a decline in our AUM, which would reduce our earnings.

The performance of our strategies is critical in retaining existing client assets as well as attracting new client assets. If our strategies perform poorly for any reason, our earnings could decline because:

- our existing clients may redeem their assets from our strategies or terminate their relationships with us;

- the Morningstar and Lipper ratings and rankings of mutual funds and ETFs we manage may decline, which may adversely affect the ability of those funds to attract new or retain existing assets; and

- third-party financial intermediaries, advisors or consultants may remove our investment products from recommended lists due to poor performance or for other reasons, which may lead our existing clients to redeem their assets from our strategies or reduce asset inflows from these third parties or their clients.

Our strategies can perform poorly for a number of reasons, including: general market conditions; investor sentiment about market and economic conditions; investment styles and philosophies; investment decisions; global events; the performance of the companies in which our strategies invest and the currencies in which those investment are made; the fees we charge; the liquidity of securities or instruments in which our strategies invest; and our inability to identify sufficient appropriate investment opportunities for existing and new client assets on a timely basis. In addition, while we seek to deliver long-term value to our clients, volatility may lead to under-performance in the short term, which could adversely affect our results of operations.

In addition, when our strategies experience strong results relative to the market, clients' allocations to our strategies typically increase relative to their other investments and we sometimes experience withdrawals as our clients rebalance their investments to fit their asset allocation preferences despite our strong results.

While clients do not have legal recourse against us solely on the basis of poor investment results, if our strategies perform poorly, we are more likely to become subject to litigation brought by dissatisfied clients. In addition, to the extent clients are successful in claiming that their losses resulted from fraud, negligence, willful misconduct, breach of contract or other similar misconduct, these clients may have remedies against us, the mutual funds and other pooled investment vehicles we advise and/or our investment professionals under various U.S. and non-U.S. laws.

The historical returns of our strategies may not be indicative of their future results or of the strategies we may develop in the future.

The historical returns of our strategies and the ratings and rankings we or the mutual funds, ETFs and other pooled investment vehicles that we advise have received in the past should not be considered indicative of the future results of these strategies or of any other strategies that we may develop in the future. The investment performance we achieve for our clients varies over time and the variance can be wide. The ratings and rankings we or the mutual funds, ETFs and other pooled investment vehicles that we advise have received are typically revised monthly. Our strategies' returns have benefited during some periods from investment opportunities and positive economic and market conditions. In other periods, general economic and market conditions have negatively affected investment opportunities and our strategies' returns. These negative conditions may occur again, and in the future, we may not be able to identify and invest in profitable investment opportunities within our current or future strategies.

New strategies that we launch or acquire in the future may present new and different investment, regulatory, operational, distribution and other risks than those presented by our current strategies. New strategies may invest in instruments with which we have no or limited experience, create portfolios that present new or different risks or have higher performance expectations that are more difficult to meet. Any real or perceived problems with future strategies or vehicles could cause a disproportionate negative impact on our business and reputation.

We may support our money market funds to maintain their stable net asset values, or other products we manage, which could affect our revenues or operating results.

Approximately 2% of our AUM as of December 31, 2022, consisted of assets in money market funds. Money market funds seek to preserve a stable net asset value. Market conditions could lead to severe liquidity or security pricing issues, which could impact the NAV of money market funds. If the NAV of a money market fund managed by our asset managers were to fall below its stable net asset value, we would likely experience significant redemptions in AUM and reputational harm, which could have a material adverse effect on our revenues or net income. If a money market fund's stable NAV comes under pressure, we may elect, to provide credit, liquidity, or other support to the fund. We may also elect to provide similar or other support, including by providing liquidity to a fund, to other products we manage for any number of reasons. If we elect to provide support, we could incur losses from the support we provide and incur additional costs, including financing costs, in connection with the support. These losses and additional costs could be material and could adversely affect our earnings. In addition, certain proposed regulatory reforms could adversely impact the operating results of our money market funds.

The performance of our strategies or the growth of our AUM may be constrained by unavailability of appropriate investment opportunities.

The ability of our investment teams to deliver strong investment performance depends in large part on their ability to identify appropriate investment opportunities in which to invest client assets. If the investment team for any of our strategies is unable to identify sufficient appropriate investment opportunities for existing and new client assets on a timely basis, the investment performance of the strategy could be adversely affected. In addition, if we determine that sufficient investment opportunities are not available for a strategy, we may choose to limit the growth of the strategy by limiting the rate at which we accept additional client assets for management under the strategy, closing the strategy to all or substantially all new investors or otherwise taking action to limit the flow of assets into the strategy. If we misjudge the point at which it would be optimal to limit access to or close a strategy, the investment performance of the strategy could be negatively impacted. The risk that sufficient appropriate investment opportunities may be unavailable is influenced by a number of factors, including general market conditions, but is particularly acute with respect to our strategies that focus on small- and mid-cap equities, and is likely to increase as our AUM increases, particularly if these increases occur very rapidly. By limiting the growth of strategies, we may be managing the business in a manner that reduces the total amount of our AUM and our investment management fees over the short term.

Business Risks

The COVID-19 and other pandemics have, and will likely continue to have, a negative impact on the global economy and interrupt normal business activity.

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. The global spread of COVID-19 created significant volatility, uncertainty and economic disruption. While COVID-19 did not have a material adverse effect on our business, operations and financial results as of December 31, 2022, the extent to which the pandemic and other pandemics impact our business, operations and financial results will depend on numerous factors that we may not be able to accurately predict, including: the duration and scope of the pandemic; governmental, business and individuals' actions taken in response to the pandemic; the impact of the pandemic on economic activity and actions taken in response; and the effect on our ability to sell and provide our services.

The loss of key investment professionals or members of our senior management team could have a material adverse effect on our business.

We depend on the skills and expertise of our portfolio managers and other investment professionals and our success depends on our ability to retain the key members of our investment teams, who possess substantial experience in investing and have been primarily responsible for the historical investment performance we have achieved.

Because of the tenure and stability of our portfolio managers, our clients may attribute the investment performance we have achieved to these individuals. The departure of a portfolio manager could cause clients to withdraw assets from the strategy, which would reduce our AUM, investment management fees and our net income. The departure of a portfolio manager also could cause consultants and intermediaries to stop recommending a strategy, clients to refrain from allocating additional assets to the strategy or delay such additional assets until a sufficient new track record has been established and could also cause the departure of other portfolio managers or investment professionals. We have instituted succession planning at our Franchises in an attempt to minimize the disruption resulting from these potential changes, but we cannot predict whether such efforts will be successful.

We also rely upon the contributions of our senior management team to establish and implement our business strategy and to manage the future growth of our business. The loss of any of the senior management team could limit our ability to successfully execute our business strategy or adversely affect our ability to retain existing and attract new client assets and related revenues.

Any of our investment or management professionals may resign at any time, join our competitors or form a competing company. Although many of our portfolio managers and each of our named executive officers are subject to post-employment non-compete obligations, these non-competition provisions may not be enforceable or may not be enforceable to their full extent. In addition, we may agree to waive non-competition provisions or other restrictive covenants applicable to former investment or management professionals in light of the circumstances surrounding their relationship with us. We do not generally carry "key man" insurance that would provide us with proceeds in the event of the death or disability of any of the key members of our investment or management teams.

Competition for qualified investment and management professionals is intense and we may fail to successfully attract and retain qualified personnel in the future. Our ability to attract and retain these personnel will depend heavily on the amount and structure of compensation and opportunities for equity ownership we offer. Any cost-reduction initiative or adjustments or reductions to compensation or changes to our equity ownership culture could cause instability within our existing investment teams and negatively impact our ability to retain key personnel. In addition, changes to our management structure, corporate culture and corporate governance arrangements could negatively impact our ability to retain key personnel.

We derive substantially all of our revenues from contracts and relationships that may be terminated upon short or no notice.

We derive substantially all of our revenues from investment advisory and sub-advisory agreements as well as fund administration and accounting, agreements with the Victory Funds, USAA Funds and VictoryShares and transfer agency agreements with the USAA Funds, all of which are terminable by clients or our funds' boards upon short notice or no notice.

Our investment advisory agreements with registered funds, which are funds registered under the Investment Company Act of 1940, as amended, or the 1940 Act, including mutual funds and ETFs, are generally terminable by the funds' boards or a vote of a majority of the funds' outstanding voting securities on not more than 60 days' written notice, as required by law. After an initial term (not to exceed two years), each registered fund's investment advisory agreement must be approved and renewed annually by that fund's board, including by its independent members. We maintain a long history of renewing these agreements. In addition, all of our separate account clients and certain of the mutual funds that we sub-advise have the ability to re-allocate all or any portion of the assets that we manage away from us at any time with little or no notice. When a sub-adviser terminates its sub-advisory agreement to manage a fund that we advise there is a risk that investors in the fund could redeem their assets in the fund, which would cause our AUM to decrease. Similarly, our fund administration, accounting, and transfer agency agreements are subject to annual fund board approval.

These investment advisory and other agreements and client relationships may be terminated or not renewed for any number of reasons. The decrease in revenues that could result from the termination of a material client relationship or group of client relationships could have a material adverse effect on our business.

Investors in certain funds that we advise can redeem their assets from those funds at any time without prior notice.

Investors in the mutual funds and certain other pooled investment vehicles that we advise or sub-advise may redeem their assets from those funds at any time on fairly limited or no prior notice, thereby reducing our AUM. These investors may redeem for any number of reasons, including general financial market conditions, global events, the absolute or relative investment performance we have achieved, or their own financial conditions and requirements. In a declining stock market, the pace of redemptions could accelerate. Poor investment performance relative to other funds tends to result in decreased client commitments and increased redemptions. For the year ended December 31, 2022, we generated approximately 85% of our total revenues from mutual funds and other pooled investment vehicles that we advise (including our proprietary mutual funds, or the Victory Funds, USAA Funds, VictoryShares, and other entities for which we are adviser or sub-adviser). The redemption of assets from those funds could adversely affect our revenues and have a material adverse effect on our earnings.

Investment recommendations provided to our direct investor channel may not be suitable or fulfill regulatory requirements; representatives may not disclose or address conflicts of interest, conduct inadequate due diligence, provide inadequate disclosure; transactions subject to human error or fraud.

The direct channel serves existing or potential individual investors who invest in our proprietary Mutual Funds, ETFs and the USAA 529 Education Savings Plan. As of April 24, 2023, Investors will have the ability to invest in third party mutual funds, third party ETFs and individual equity securities listed on major U.S. exchanges on a self-directed basis. Our broker-dealer subsidiary has a dedicated retail investor-facing sales team who discuss the merits of investing in our proprietary products. The sales team provides recommendations based on the investor's needs to aid them in their decision making. Our sales team's recommendations may not fulfill regulatory requirements as a result of their failing to collect sufficient information about an investor or failing to understand the investor's needs or risk tolerances. Risks associated with providing recommendations also include those arising from how we disclose and address actual or potential conflicts of interest, inadequate due diligence, inadequate disclosure, human error and fraud. In addition, Regulation Best Interest imposes heightened conduct standards, suitability analysis and disclosure requirements when we provide recommendations to retail investors. To the extent that we fail to satisfy regulatory requirements, fail to know our investors, improperly advise these investors, or risks associated with providing investment recommendations otherwise materialize, we could be found liable for losses suffered by such investors, or could be subject to regulatory fines, and penalties, any of which could harm our reputation and business.

We may be subject to claims of unsuitable investments. If individual investors suffer losses on their investment they may seek compensation from us on the basis of allegations that their investments were not suitable or that the fund prospectuses or other marketing materials contained material errors or were misleading. Despite the controls relating to disclosure in fund prospectuses and marketing materials, it is possible that such action may be successful, which in turn could adversely affect the business, financial condition and results of operations.

The significant growth we have experienced over the past few years may be difficult to sustain and our growth strategy is dependent in part upon our ability to make and successfully integrate new strategic acquisitions.

Our AUM has increased from $17.9 billion following our 2013 management-led buyout with Crestview GP from KeyCorp to $153.0 billion as of December 31, 2022, primarily as a result of acquisitions. The absolute measure of our AUM represents a significant rate of growth that may be difficult to sustain. The continued long-term growth of our business will depend on, among other things, successfully making new acquisitions, retaining key investment professionals, maintaining existing strategies and selectively developing new, value-added strategies. There is no certainty that we will be able to identify suitable candidates for acquisition at prices and terms we consider attractive, consummate any such acquisition on acceptable terms, have sufficient resources to complete an identified acquisition or that our strategy for pursuing acquisitions will be effective. In addition, any acquisition can involve a number of risks, including the existence of known, unknown or contingent liabilities. An acquisition may impose additional demands on our staff that could strain our operational resources and require expenditure of substantial legal, investment banking and accounting fees. We may be required to issue additional shares of common stock or spend significant cash to consummate an acquisition, resulting in dilution of ownership or additional debt leverage, or spend additional time and money on facilitating the acquisition that otherwise would be spent on the development and expansion of our existing business.

We may not be able to successfully manage the process of integrating an acquired company's people and other applicable assets to extract the value and synergies projected to be realized in connection with the acquisition. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our combined businesses and the possible loss of key personnel and AUM. The diversion of management's attention and any delays or difficulties encountered in connection with acquisitions and the integration of an acquired company's operations could have an adverse effect on our business.

Our business growth will also depend on our success in achieving superior investment performance from our strategies, as well as our ability to maintain and extend our distribution capabilities, to deal with changing market and industry conditions, to maintain adequate financial and business controls and to comply with new legal and regulatory requirements arising in response to both the increased sophistication of the investment management industry and the significant market and economic events of the last decade.

We may not be able to manage our growing business effectively or be able to sustain the level of growth we have achieved historically.

Our expenses are subject to fluctuations that could materially impact our results of operations.

Our results of operations are dependent upon the level of our expenses, which can vary from period to period. We have certain fixed expenses that we incur as a going concern, and some of those expenses are not subject to adjustment. If our revenues decrease, without a corresponding decrease in expenses, our results of operations would be negatively impacted. While a majority of our expenses are variable, and we attempt to project expense levels in advance, there is no guarantee that an unforeseen expense will not arise or that we will be able to adjust our variable expenses quickly enough to match a declining revenue base. Consequently, either event could have either a temporary or permanent negative impact on our results of operations.

A significant proportion of our existing AUM is managed in long-only investments.

As of December 31, 2022, approximately 78% of our AUM was invested in U.S. and international equity. Under market conditions in which there is a general decline in the value of equity securities, the AUM in each of our equity strategies is likely to decline. Unlike some of our competitors, we do not currently offer strategies that invest in privately held companies or take short positions in equity securities, which could offset some of the poor performance of our long-only equity strategies under such market conditions. Even if our investment performance remains strong during such market conditions relative to other long-only equity strategies, investors may choose to withdraw assets from our management or allocate a larger portion of their assets to non-long-only or non-equity strategies. In addition, the prices of equity securities may fluctuate more widely than the prices of other types of securities, making the level of our AUM and related revenues more volatile.

As of December 31, 2022, of the 78% of our AUM invested in U.S. and international equity approximately 28% of the AUM was concentrated in small- and mid-cap equities. As a result, a substantial portion of our operating results depends upon the performance of those investments, and our ability to retain client assets in those investments. If a significant portion of the investors in such investments decided to withdraw their assets or terminate their investment advisory agreements for any reason, including poor investment performance or

adverse market conditions, our revenues from those investments would decline, which would have a material adverse effect on our earnings and financial condition.

As of December 31, 2022, approximately 19% of our total AUM was invested in U.S. taxable and tax-exempt fixed-income and money market securities. While fixed-income is typically considered less volatile than the equity markets, it does exhibit different types of risks such as interest rate risk, credit risk, and over-the-counter liquidity risk. Also, retention of fixed income AUM depends upon the performance of those investments, and our ability to retain client assets in those investments. If a significant portion of the investors in such investments decided to withdraw their assets or terminate their investment advisory agreements for any reason, including poor investment performance or adverse market conditions, our revenues from those investments would decline, which would have a material adverse effect on our earnings and financial condition. Money market securities are about 2% of total AUM and are considered a low risk asset category.

In addition, we have historically derived substantially all of our revenue from clients in the United States. If economic conditions weaken or slow, particularly in the United States, this could have a substantial adverse impact on our results of operations.

New lines of business or new products and services may subject us to additional risk.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. For example, during the early part of the second quarter of 2023, the Direct Investor Business will be expanded to include brokerage capabilities through VCS, our broker dealer entity. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources and price and profitability targets may not prove feasible. External factors, such as competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business and/or a new product or service. Furthermore, strategic planning remains important as we adopt innovative products, services, and processes in response to the evolving demands for financial services and the entrance of new competitors. Any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls, so we must responsibly innovate in a manner that is consistent with sound risk management and is aligned with the overall business strategies. Failure to successfully manage these risks in the development and implementation of new lines of business and/or new products or services could have a material adverse effect on our business, results of operations and financial condition.

Our efforts to establish and develop new teams and strategies may be unsuccessful and could negatively impact our results of operations and could negatively impact our reputation and culture.

We seek to add new investment teams that invest in a way that is consistent with our philosophy of offering high value-added strategies. We also look to offer new strategies managed by our existing teams. We expect the costs associated with establishing a new team and/or strategy initially to exceed the revenues generated, which will likely negatively impact our results of operations. If new strategies, whether managed by a new team or by an existing team, invest in instruments, or present operational issues and risks, with which we have little or no experience, it could strain our resources and increase the likelihood of an error or failure.

In addition, the historical returns of our existing strategies may not be indicative of the investment performance of any new strategy, and the poor performance of any new strategy could negatively impact the reputation of our other strategies.

We may support the development of new strategies by making one or more seed investments using capital that would otherwise be available for our general corporate purposes and acquisitions. Making such a seed investment could expose us to potential capital losses.

An assignment could result in termination of our investment advisory agreements and could trigger consent requirements in our other investment advisory agreements.

Under the 1940 Act, each of the investment advisory agreements between registered funds and our subsidiary, VCM, and investment sub-advisory agreements between the investment adviser to a registered fund and VCM, will terminate automatically in the event of its assignment, as defined in the 1940 Act.

Assignment, as generally defined under the 1940 Act and the Investment Advisers Act of 1940, as amended, or the Advisers Act, includes direct assignments as well as assignments that may be deemed to occur, under certain circumstances, upon the direct or indirect transfer of a "controlling block" of our outstanding voting

securities. A transaction is not an assignment under the 1940 Act or the Advisers Act if it does not result in a change of actual control or management of VCM.

Upon the occurrence of such an assignment, VCM could continue to act as adviser or sub-adviser to any such registered fund only if that fund's board and shareholders approved a new investment advisory agreement, except in the case of certain of the registered funds that we sub-advise for which only board approval would be necessary pursuant to a manager-of-managers SEC exemptive order. In addition, as required by the Advisers Act, each of the investment advisory agreements for the separate accounts and pooled investment vehicles we manage provides that it may not be assigned, as defined in the Advisers Act, without the consent of the client. In addition, the investment advisory agreements for certain pooled investment vehicles we manage outside the U.S. contain provisions requiring board approval and or client consent before they can be assigned. If an assignment were to occur, we cannot be certain that we would be able to obtain the necessary approvals from the boards and shareholders of the registered funds we advise or the necessary consents from our separate account or pooled investment vehicle clients.

If an assignment of an investment advisory agreement is deemed to occur, and our clients do not consent to the assignment or enter into a new agreement, our results of operations could be materially and adversely affected.

Our failure to comply with investment guidelines set by our clients, including the boards of registered funds, and limitations imposed by applicable law, could result in damage awards against us and a loss of AUM, either of which could adversely affect our results of operations or financial condition.

When clients retain us to manage assets on their behalf, they generally specify certain guidelines regarding investment allocation and strategy that we are required to follow in managing their assets. The boards of registered funds we manage generally establish similar guidelines regarding the investment of assets in those funds. We are also required to invest the registered funds' assets in accordance with limitations under the 1940 Act and applicable provisions of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. Other clients, such as plans subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or non-U.S. funds and pooled investment vehicles, require us to invest their assets in accordance with applicable law. Our failure to comply with any of these guidelines and other limitations could result in losses to clients or investors in a fund which, depending on the circumstances, could result in our obligation to make clients or fund investors whole for such losses. If we believed that the circumstances did not justify a reimbursement, or clients and investors believed the reimbursement we offered was insufficient, they could seek to recover damages from us or could withdraw assets from our management or terminate their investment advisory agreement with us. Any of these events could harm our reputation and materially adversely affect our business.

We provide a broad range of services to the Victory Funds, USAA Funds, VictoryShares and sub-advised mutual funds which may expose us to liability.

We provide a broad range of administrative services to the Victory Funds, the USAA Funds and VictoryShares, including providing personnel to the Victory Funds, the USAA Funds and VictoryShares to serve as directors and officers, the preparation or supervision of the preparation of the Victory Funds', USAA Funds' and VictoryShares' regulatory filings, maintenance of board calendars and preparation or supervision of the preparation of board meeting materials, management of compliance and regulatory matters, provision of shareholder services and communications, accounting services, including the supervision of the activities of the Victory Funds', USAA Funds' and VictoryShares' accounting services provider in the calculation of the funds' net asset values, supervision of the preparation of the Victory Funds', USAA Funds' and VictoryShares' financial statements and coordination of the audits of those financial statements, tax services, including calculation of dividend and distribution amounts and supervision of tax return preparation, supervision of the work of the USAA Funds', Victory Funds' and VictoryShares' other service providers, VCTA acting as transfer agent to the USAA Funds and VCS acting as a distributor for the Victory Funds and USAA Funds. If we make a mistake in the provision of those services, the Victory Funds, USAA Funds or VictoryShares could incur costs for which we might be liable. In addition, if it were determined that the Victory Funds, USAA Funds or VictoryShares failed to comply with applicable regulatory requirements as a result of action or failure to act by our employees, we could be responsible for losses suffered or penalties imposed. In addition, we could have penalties imposed on us, be required to pay fines or be subject to private litigation, any of which could decrease our future income or negatively affect our current business or our future growth prospects. Although less extensive than the range of services we provide to the Victory Funds, USAA Funds' and VictoryShares, we also

provide a limited range of services, in addition to investment management services, to sub-advised mutual funds.

In addition, we from time to time provide information to the funds for which we act as sub-adviser (or to a person or entity providing administrative services to such a fund), and to the UCITS, for which we act as investment manager (or to the promotor of the UCITS or a person or entity providing administrative services to such a UCITS), which is used by those funds or UCITS in their efforts to comply with various regulatory requirements. If we make a mistake in the provision of those services, the sub-advised fund or UCITS could incur costs for which we might be liable. In addition, if it were determined that the sub-advised fund or UCITS failed to comply with applicable regulatory requirements as a result of action or failure to act by our employees, we could be responsible for losses suffered or penalties imposed. In addition, we could have penalties imposed on us, be required to pay fines or be subject to private litigation, any of which could decrease our future income or negatively affect our current business or our future growth prospects.

Potential impairment of goodwill and intangible assets could result in not realizing the value of these assets.

As of December 31, 2022, our goodwill and intangible assets totaled $2.3 billion. The value of these assets may not be realized for a variety of reasons, including, but not limited to, significant redemptions, loss of clients, damage to brand name and unfavorable economic conditions. In accordance with the guidance under Financial Accounting Standards Board, or FASB, ASC 350-20, Intangibles—Goodwill and Other, we review the carrying value of goodwill and intangible assets not subject to amortization on an annual basis, or more frequently if indications exist suggesting that the fair value of our intangible assets may be below their carrying value. Determining goodwill and intangible assets, and evaluating them for impairment, requires significant management estimates and judgment, including estimating value and assessing useful life in connection with the allocation of purchase price in the acquisition creating them. We evaluate the value of intangible assets subject to amortization on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Should such reviews indicate impairment, a reduction of the carrying value of the intangible asset could occur.

If we were deemed an investment company required to register under the 1940 Act, we would become subject to burdensome regulatory requirements and our business activities could be restricted.

Generally, a company is an "investment company" required to register under the 1940 Act if, absent an applicable exception or exemption, it (i) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or (ii) engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We hold ourselves out as an investment management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. We believe we are engaged primarily in the business of providing investment management services and not in the business of investing, reinvesting or trading in securities. We also believe our primary source of income is properly characterized as income earned in exchange for the provision of services. We believe less than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis comprise assets that could be considered investment securities.

We intend to conduct our operations so that we will not be deemed an investment company required to register under the 1940 Act. However, if we were to be deemed an investment company required to register under the 1940 Act, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with our affiliates, could make it impractical for us to continue our business as currently conducted and could have a material adverse effect on our financial performance and operations.

Merger and Acquisition Risks

We may not realize the benefits we expect from mergers and acquisitions because of integration difficulties and other challenges.

We regularly review, and from time to time have discussions on and engage in, potential transactions, including potential acquisitions of other asset managers or their assets, consolidations, equity method investments or similar transactions, some of which may be material. The success of these transactions will depend in large

part on the success of integrating the personnel, operations, strategies, technologies and other components of the businesses following the completion of the transaction. The Company may fail to realize some or all of the anticipated benefits if the integration process takes longer than expected or is more costly than expected. The failure of the Company to meet the challenges involved in successfully integrating the operations or to otherwise realize any of the anticipated benefits could impair the operations of the Company. Potential difficulties that we may encounter in the integration process include the following:

- the integration of personnel, operations, strategies, technologies and support services;

- the disruption of ongoing businesses and distraction of their respective personnel from ongoing business concerns;

- the retention of the existing clients;

- the retention of key intermediary distribution relationships;

- the integration of corporate cultures and maintenance of employee morale;

- the retention of key employees;

- the creation of uniform standards, controls, procedures, policies and information systems;

- the reduction of the costs associated with combining operations;

- the consolidation and rationalization of information technology platforms and administrative infrastructures; and

- potential unknown liabilities;

The anticipated benefits and synergies include the elimination of duplicative personnel, realization of efficiencies in consolidating duplicative corporate, business support functions and amortization of purchased intangibles for tax purposes. However, these anticipated benefits and synergies assume a successful integration and are based on projections, which are inherently uncertain, and other assumptions. Even if integration is successful, anticipated benefits and synergies may not be achieved.

Certain liabilities resulting from acquisitions are estimated and could lead to a material impact on earnings.

Through our acquisition activities, we may record liabilities for future contingent earnout payments that are to be settled in cash. The fair value of these liabilities is assessed on a quarterly basis and changes in assumptions used to determine the amount of the liability could lead to an adjustment that may have a material impact, favorable or unfavorable, on our results of operations.

Indebtedness Risks

Our substantial indebtedness may expose us to material risks.

As of December 31, 2022, we had approximately $1,002 million of outstanding debt that consisted of (i) an existing term loan balance of $631 million and (ii) incremental term loans in an aggregate principal amount of $371 million. In addition, we maintain a $100.0 million revolving credit facility, though no amounts were outstanding as of December 31, 2022.

Our substantial indebtedness may make it more difficult for us to withstand or respond to adverse or changing business, regulatory and economic conditions or to take advantage of new business opportunities or make necessary capital expenditures. In addition, the 2019 Credit Agreement contains financial and operating covenants that may limit our ability to conduct our business. While we are currently in compliance in all material respects with the financial and operating covenants under the 2019 Credit Agreement, we cannot assure that at all times in the future we will satisfy all such financial and operating covenants (or any such covenants applicable at the time) or obtain any required waiver or amendment, in which event all outstanding indebtedness could become immediately due and payable. This could result in a substantial reduction in our liquidity and could challenge our ability to meet future cash needs of the business.

To the extent we service our debt from our cash flow, such cash will not be available for our operations or other purposes. Because of our significant debt service obligations, the portion of our cash flow used to service those obligations could be substantial if our revenues decline, whether because of market declines or for other

reasons. Any substantial decrease in net operating cash flows or any substantial increase in expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations. Our ability to repay the principal amount of any outstanding loans under the 2019 Credit Agreement, to refinance our debt or to obtain additional financing through debt or the sale of additional equity securities will depend on our performance, as well as financial, business and other general economic factors affecting the credit and equity markets generally or our business in particular, many of which are beyond our control. Any such alternatives may not be available to us on satisfactory terms or at all.

<u>2020 Debt Refinancing</u>

On January 17, 2020, we entered into the First Amendment (the "First Amendment") to the 2019 Credit Agreement with the other loan parties thereto, Barclays Bank PLC, as administrative agent, and the Royal Bank of Canada as fronting bank. Pursuant to the First Amendment, the Company refinanced the existing term loans (the "2019 Term Loans") with replacement term loans in an aggregate principal amount of $952.0 million (the "2020 Term Loans"). The 2020 Term Loans provided for substantially the same terms as the 2019 Term Loans, including the same maturity date of July 1, 2026, except that the 2020 Term Loans provide for a reduced applicable margin on LIBOR of 75 basis points. The applicable margin on LIBOR under the 2020 Term Loans was 2.50%, compared to 3.25% under the 2019 Term Loans.

<u>2021 Debt Refinancing</u>

On February 18, 2021, we entered into the Second Amendment (the "Second Amendment") to the 2019 Credit Agreement (as amended by the First Amendment to the Credit Agreement dated as of January 17, 2020, the "2020 Term Loans") with the other loan parties thereto, Barclays Bank PLC, as administrative agent and collateral agent, the Royal Bank of Canada as fronting bank, and the lenders party thereto from time to time. Pursuant to the Second Amendment, the Company refinanced the 2020 Term Loans with replacement term loans in an aggregate principal amount of $755.7 million (the "Repriced Term Loans"). The Repriced Term Loans provide for substantially the same terms as the Existing Term Loans, including the same maturity date of July 1, 2026, except that the Repriced Term Loans provide for a reduced applicable margin on LIBOR of 25 basis points. The applicable margin on LIBOR under the Repriced Term Loans is 2.25%, compared to 2.50% under the Existing Term Loans.

<u>2021 Incremental Term Loans</u>

On December 31, 2021, we entered into the Third Amendment (the "Third Amendment") to the 2019 Credit Agreement with the guarantors party thereto, Barclays Bank PLC, as administrative agent, and the lenders party thereto from time to time. Pursuant to the Third Amendment, the Company obtained incremental term loans (the "2021 Incremental Term Loans") in an aggregate principal amount of $505.0 million and used the proceeds to fund the acquisition of 100% of the equity interest of WestEnd Advisors, LLC and to pay fees and expenses incurred in connection therewith. The 2021 Incremental Term Loans will mature in December 2028 and will bear interest at an annual rate equal to, at the option of the Company, either LIBOR (adjusted for reserves and subject to a 50 basis point floor) plus a margin of 2.25% or an alternate base rate plus a margin of 1.25%.

<u>2022 LIBOR to Term SOFR Rate Transition</u>

On September 23, 2022, the Company entered into the Fourth Amendment (the "Fourth Amendment") to the 2019 Credit Agreement to change the interest rate on its debt from LIBOR to a rate based on the secured overnight financing rate ("SOFR") plus a ten-basis point credit spread adjustment. There was no change to the applicable margin on the referenced rate as a result of the Fourth Amendment.

The LIBOR rate loans outstanding as of the Fourth Amendment's effective date continued as LIBOR rate loans until the end of their current interest periods. The 2021 Incremental Term Loans converted into Term SOFR loans on September 30, 2022, while the Repriced Term Loans converted into Term SOFR loans on October 6, 2022. Also on October 6, 2022, the interest periods for the Repriced Term Loans and 2021 Incremental Term Loans were aligned and the three-month Term SOFR rate was elected for all the Company's term loans.

Capital Structure and Public Company Risks

A relatively large percentage of our Common Stock is concentrated with a small number of shareholders, which could increase the volatility in our stock trading and affect our share price.

A large percentage of our common stock is held by a limited number of shareholders. If our larger shareholders decide to liquidate their positions, it could cause significant fluctuation in the share price of our common stock. Public companies with a relatively concentrated level of institutional shareholders, such as we have, often have difficulty generating trading volume in their stock, which may increase the volatility in the price of our common stock.

Crestview GP beneficially owns a significant amount of our common stock and its interests may conflict with ours or other shareholders' in the future.

Crestview GP does not hold any of our common stock, but beneficially owns 36.0% of our common stock as of December 31, 2022. As a result, Crestview GP has the ability to elect several members of our board of directors and thereby significantly influence our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, the incurrence of debt by us, amendments to our amended and restated certificate of incorporation and amended and restated bylaws, and the entering into of extraordinary transactions. Crestview GP may also be able to significantly influence all matters requiring shareholder approval including without limitation a change in control of us or a change in the composition of our board of directors and or precluding any acquisition of us. This significant voting control could deprive other shareholders of an opportunity to receive a premium for shares of their common stock as part of a sale of us and ultimately might affect the market price of our common stock. Further, the interests of Crestview GP may not in all cases be aligned with other shareholders' interests.

In addition, Crestview GP may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to other shareholders. For example, Crestview GP could influence us to make acquisitions that increase our indebtedness or sell revenue-generating assets. Crestview GP is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our amended and restated certificate of incorporation provides that none of Crestview GP or Reverence Capital or any of their respective affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Crestview GP or Reverence Capital also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us, which could have an adverse effect on our growth prospects.

The market price of our Common Stock is likely to be volatile and could decline.

The stock market in general has been highly volatile. As a result, the market price and trading volume for our Common Stock may also be highly volatile, and investors our Common Stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. Factors that could cause the market price of our Common Stock to fluctuate significantly include:

- our operating and financial performance and prospects and the performance of other similar companies;
- our quarterly or annual earnings or those of other companies in our industry;
- conditions that impact demand for our products and services;
- the public's reaction to our press releases, financial guidance and other public announcements, and filings with the SEC;
- changes in earnings estimates or recommendations by securities or research analysts who track our Common Stock;
- market and industry perception of our level of success in pursuing our growth strategy;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- changes in government and other regulations; changes in accounting standards, policies, guidance, interpretations or principles;
- departure of key personnel;
- the number of shares publicly traded;

- sales of our Common Stock by us, our investors or members of our management team; and

- changes in general market, economic and political conditions in the U.S. and global economies or financial markets, including those resulting from natural disasters, telecommunications failures, cyber-attacks, civil unrest in various parts of the world, acts of war, terrorist attacks or other catastrophic events.

Any of these factors may result in large and sudden changes in the trading volume and market price of our Common Stock.

Following periods of volatility in the market price of a company's securities, shareholders often file securities class-action lawsuits against such company. Our involvement in a class-action lawsuit could divert our senior management's attention and, if adversely determined, could have a material and adverse effect on our business, financial condition and results of operations.

Future sales of shares by shareholders could cause our stock price to decline.

Sales of substantial amounts of our Common Stock in the public market, or the perception that these sales could occur, could cause the market price of our Common Stock to decline. As of February 28, 2023, 67,578,282 shares of our Common Stock are outstanding. Shares of our Common Stock are freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

In the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition or employee arrangement, or in certain other circumstances. Any of these issuances could result in substantial dilution to our existing shareholders and could cause the trading price of our Common Stock to decline.

If securities or industry analysts publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Common Stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of these analysts downgrades our shares or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our stock price or trading volume to decline.

We are an "emerging growth company," and any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make our Common Stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Start-ups Act, or the JOBS Act, enacted in April 2012, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies, including, but not limited to, reduced disclosure obligations regarding executive compensation (including Chief Executive Officer pay ratio disclosure) in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. We may take advantage of these exemptions until such time that we are no longer an emerging growth company.

We will lose our emerging growth company status upon the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of our IPO, (b) in which we have annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock held by non-affiliates to equal or exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period.

We expect to lose emerging growth company status and become subject to the SEC's internal control over financial reporting management and auditor attestation requirements and all reporting requirements applicable

to other public companies beginning with our Annual Report on Form 10-K for the year ending December 31, 2023.

Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in the reliability of our financial statements.

Any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies for the period we remain an emerging growth company could make our Common Stock less attractive to investors.

We cannot predict whether investors will find our Common Stock less attractive if we choose to rely on one or more of the exemptions described above. If investors find our Common Stock less attractive as a result of any decisions to reduce future disclosure, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an "emerging growth company."

Prior to February 2018, we operated as a private company and had not been subject to the same financial and other reporting and corporate governance requirements of a public company. As a public company, we are now required to file annual, quarterly and other reports with the SEC. We need to prepare and timely file financial statements that comply with SEC reporting requirements. We also are subject to other reporting and corporate governance requirements under the listing standards of NASDAQ and the Sarbanes-Oxley Act, which impose significant compliance costs and obligations upon us. Being a public company requires a significant commitment of additional resources and management oversight, which add to operating costs. These changes place significant additional demands on our finance and accounting staff, which may not have prior public company experience or experience working for a newly public company, and on our financial accounting and information systems, and we may need to, in the future, hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors' fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we are required, among other things, to:

- prepare and file periodic reports, and distribute other shareholder communications, in compliance with the federal securities laws and the NASDAQ rules;

- define and expand the roles and the duties of our board of directors and its committees;

- institute more comprehensive compliance, investor relations and internal audit functions; and

- evaluate and maintain our system of internal control over financial reporting, and report on management's assessment thereof, in compliance with rules and regulations of the SEC.

In particular, the Sarbanes-Oxley Act requires us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework, and to report on our conclusions as to the effectiveness of our internal controls. Currently we choose to utilize the exemption pursuant to Section 404(b) of the Sarbanes-Oxley Act for "emerging growth companies" whereby our independent registered public accounting firm is not required to provide an attestation report on the effectiveness of our internal control over financial reporting. As described in the previous risk factor, we could potentially qualify as an emerging growth company until December 31, 2023. In addition, we are required under the Exchange Act to maintain disclosure controls and procedures and internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in the reliability of our financial statements. This could result in a decrease in the value of our Common Stock. Failure to comply with the Sarbanes-Oxley Act could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

Failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock price.

Section 404 of the Sarbanes-Oxley Act and related SEC rules require that we perform an annual management assessment of the design and effectiveness of our internal control over financial reporting. Our assessment concluded that our internal control over financial reporting was effective as of December 31, 2021; however, there can be no assurance that we will be able to maintain the adequacy of our internal control over financial reporting, as such standards are modified, supplemented or amended from time to time in future periods. Accordingly, we cannot assure that we will be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal control is necessary for us to produce reliable financial reports and is important to help prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our Common Stock could drop significantly.

Our ability to pay regular dividends is subject to our Board's discretion and Delaware law.

We intend to pay dividends to holders of our Common Stock as described in "Dividend Policy." Our board of directors may, in its sole discretion, change the amount or frequency of dividends or discontinue the payment of dividends entirely. In making decisions regarding our quarterly dividends, we consider general economic and business conditions, our strategic plans and prospects, our businesses and investment opportunities, our financial condition and operating results, working capital requirements and anticipated cash needs, contractual restrictions (including under the terms of our Fourth Amendment to the 2019 Credit Agreement) and legal, tax, regulatory and such other factors as we may deem relevant.

Future offerings of debt or equity securities may rank senior to our Common Stock.

If we decide to issue debt securities in the future, which would rank senior to shares of our common stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. We and, indirectly, our shareholders will bear the cost of issuing and servicing such securities. We may also issue preferred equity, which will have superior rights relative to our common stock, including with respect to voting and liquidation.

Furthermore, if our future access to public markets is limited or our performance decreases, we may need to carry out a private placement or public offering of our Common Stock at a lower price than the price at which investors purchased their shares.

Because our decision to issue debt, preferred or other equity or equity-linked securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our Common Stock will bear the risk of our future offerings reducing the market price of our Common Stock and diluting the value of their shareholdings in us.

Provisions in our charter documents could discourage a takeover that shareholders may consider favorable.

Certain provisions in our governing documents could make a merger, tender offer or proxy contest involving us difficult, even if such events would be beneficial to the interests of our shareholders. Among other things, these provisions:

- permit our board of directors to establish the number of directors and fill any vacancies and newly created directorships;

- authorize the issuance of "blank check" preferred stock that our board of directors could use to implement a shareholder rights plan;

- provide that our board of directors is expressly authorized to amend or repeal any provision of our bylaws;

- restrict the forum for certain litigation against us to Delaware;

- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by shareholders at annual shareholder meetings;

- establish a classified board of directors with three classes of directors and the removal of directors only for cause;

- require that actions to be taken by our shareholders be taken only at an annual or special meeting of our shareholders, and not by written consent;

- establish certain limitations on convening special shareholder meetings; and

- restrict business combinations with interested shareholders.

These provisions may delay or prevent attempts by our shareholders to replace members of our management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management. Anti-takeover provisions could depress the price of our common stock by acting to delay or prevent a change in control of us.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits.

Legal and Regulatory Risks

As an investment management and brokerage firm, we are subject to extensive regulation.

Investment management firms are subject to extensive regulation in the United States, primarily at the federal level, including regulation by the SEC under the 1940 Act and the Advisers Act, by the U.S. Department of Labor, or the DOL, under ERISA, by the Commodity Futures Trading Commission, or the CFTC, by the National Futures Association, or NFA, under the Commodity Exchange Act, and by the Financial Industry Regulatory Authority, Inc., or FINRA. The U.S. mutual funds and ETFs we manage are registered with and regulated by the SEC as investment companies under the 1940 Act. The Advisers Act imposes numerous obligations on investment advisers, including recordkeeping, advertising, compliance and operating requirements, disclosure obligations and prohibitions on fraudulent activities. The 1940 Act imposes similar obligations, as well as additional detailed operational requirements, on registered funds, which must be adhered to by their investment advisers. Investment advisers also are subject to certain state securities laws and regulations. Non-compliance with the Advisers Act, the 1940 Act or other federal and state securities laws and regulations could result in investigations, sanctions, disgorgement, fines and reputational damage.

Trading and investment activities conducted by the investment adviser for its client accounts are regulated under the Exchange Act, as well as the rules of various securities exchanges and self-regulatory organizations, including laws governing trading on inside information, market manipulation and a broad number of technical requirements (e.g., short sale limits, volume limitations and reporting obligations) and market regulation policies. Violation of any of these laws and regulations could result in fines or sanctions, as well as restrictions on the investment management firm's activities and damage to its reputation.

Certain client accounts subject the investment adviser to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to regulations promulgated thereunder by the DOL, since we act as a "fiduciary" under ERISA with respect to benefit plan clients that are subject to ERISA. ERISA and applicable provisions of the Internal Revenue Code impose certain duties on persons who are fiduciaries under ERISA, require the investment adviser to carry bonds insuring against losses caused by fraud or dishonesty, prohibit certain transactions involving ERISA plan clients and impose excise taxes for violations of these prohibitions, and mandate certain required periodic reporting and disclosures. ERISA also imposes additional compliance, reporting and operational requirements on investment advisers that otherwise are not applicable to clients that are not subject to ERISA.

With the expansion of the Direct Investor Business to include brokerage capabilities through our broker-dealer entity VCS.Investors will be able to leverage our open architecture brokerage option and establish brokerage accounts to invest in mutual funds and ETFs from our platform along with individual stocks and products managed by third-party providers including cash management capabilities, these brokerage activities are likely to result in increased focus from FINRA as we will have to comply with extensive regulations imposed by FINRA.

We have also expanded our distribution effort into non-U.S. markets through partnered distribution efforts and product offerings, including Australia, Europe, Japan, Singapore and Hong Kong. In the future, we may further expand our business outside of the United States in such a way or to such an extent that we may be required to register with additional foreign regulatory agencies or otherwise comply with additional non-U.S. laws and regulations that do not currently apply to us and with respect to which we do not have compliance experience. Our lack of experience in complying with any such non-U.S. laws and regulations may increase our risk of being subject to regulatory actions and becoming party to litigation in such non-U.S. jurisdictions, which could be more expensive. Moreover, being subject to regulation in multiple jurisdictions may increase the cost, complexity and time required for engaging in transactions that require regulatory approval.

Accordingly, we face the risk of significant intervention by regulatory authorities, including extended investigation and surveillance activity, adoption of costly or restrictive new regulations and judicial or administrative proceedings that may result in substantial penalties. Among other things, we could be fined, lose our licenses or be prohibited or limited from engaging in some of our business activities or corporate transactions. The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect clients and other third parties who deal with us and are not designed to protect our shareholders. Consequently, these regulations often serve to limit our activities, including through net capital, client protection and market conduct requirements.

The regulatory environment in which we operate is subject to continual change and regulatory developments designed to increase oversight may materially adversely affect our business.

We operate in a legislative and regulatory environment that is subject to continual change, the nature of which we cannot predict. We may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. or non-U.S. governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. The SEC and its staff are currently engaged in various initiatives and reviews that seek to improve and modernize the regulatory structure governing the asset management industry, and registered investment companies in particular. In addition, more recently the SEC has also adopted rules, many of which are currently in an implementation period, which will increase our public reporting and disclosure requirements, which could be costly and may impede the Company's growth.

Key initiatives and rules that the SEC is contemplating that are likely to impact our business include:

Consumer Privacy Protection Laws

In November 2020, California voters approved the CPRA, which amends the existing California Consumer Privacy Act ("CCPA") and provides new and additional rights and obligations to the existing law.

Money Market Reforms

In December 2021, the SEC proposed amendments to certain rules that govern money market funds under the Investment Company Act of 1940. The proposed amendments would improve the resilience and transparency of money market funds.

SEC Proposed Rules on Private Fund Advisers

In February 2022, the SEC proposed new rules and amendments to enhance regulation of private fund advisors. The changes would mandate certain client reporting and event driven disclosure, enact audit requirements, and prohibit certain activities that the SEC deems contrary to the public interest or has a material negative effect on other investors. The amendments also would require all advisors to document their annual compliance review in writing.

Cybersecurity Risk Governance – Public Operating Companies

In February 2022, the SEC proposed new cybersecurity risk management rules and amendments to enhance cybersecurity preparedness and improve the resilience of investment advisers and investment companies against cybersecurity threats and attacks.

The Enhancement and Standardization of Climate-Related Disclosures for Investors

In March 2022, the SEC proposed a rule that would require registrants to provide certain climate-related information in their registration statements and annual reports. The proposed rules would require information about a registrant's climate-related risks that are reasonably likely to have a material impact on its business, results of operations, or financial condition.

Investment Company Names Rule

In May 2022, the SEC proposed amendments to Rule 35d-1 under the Investment Company Act of 1940, the fund "Names Rule." The proposed amendments would further serve the SEC's mission of investor protection by:

- Improving and expanding the current requirement for certain funds to adopt a policy to invest at least 80 percent of their assets in accordance with the investment focus the fund's name suggests;

- Providing new enhanced disclosure and reporting requirements; and

- Updating the rule's current notice requirements and establishing recordkeeping requirements.

ESG Disclosures for Investment Advisers and Investment Companies

In May 2022, the SEC proposed amendments to rules and disclosure forms to promote consistent, comparable, and reliable information for investors concerning funds' and advisers' incorporation of ESG factors.

Proxy Solicitation Rule Amendments

In July 2022, the SEC adopted rule amendments that will impose additional disclosure and procedural requirements on proxy advisors like ISS as conditions from being able to continue relying on exemptions from the information and filing requirements of the federal proxy rules. The SEC also concurrently published supplemental guidance to assist investment advisers in fulfilling their proxy voting responsibilities when relying on proxy advisors for their advice and or voting execution platforms.

Tailored Shareholder Reports for Mutual Funds and Exchange-Traded Funds

In October 2022, the SEC adopted rules and amendments that will require open-end investment companies to transmit concise and visually engaging annual and semi-annual reports to shareholders that highlight key information that is particularly important for retail investors to assess and monitor their fund investments.

Outsourcing by Investment Advisers

In October 2022, the SEC proposed a new rule under the Investment Advisers Act of 1940 designed to prohibit registered investment advisers from outsourcing certain services or functions without first meeting minimum requirements. The proposed rule would require advisers to conduct due diligence prior to engaging a service provider to perform certain services or functions.

Open-End Fund Liquidity Risk Management and Swing Pricing

In November 2022, the SEC proposed amendments to better prepare open-end management investment companies for stressed conditions and mitigate dilution of shareholders'' interests. The rule and form amendments would improve on the existing framework by:

- Enhancing how open-end funds other than money market funds ("MMFs") and certain exchange traded funds ("ETFs") classify the liquidity of their investments and requiring a minimum amount of highly liquid assets of at least 10 percent of net assets;

- Requiring any open-end fund, other than a MMF or ETF, to use swing pricing and implementing a "hard close" to operationalize this pricing and to improve order processing more generally; and

- Providing for more frequent, timelier, and more detailed public reporting of fund information, including information about funds' liquidity and use of swing pricing.

SEC Proposed Regulation Best Execution

In December 2022, the SEC proposed a new rule, Regulation Best Execution, that would establish a best execution standard for brokers-dealers.

Shortening the Securities Transaction Settlement Cycle

In February 2023, the SEC adopted rules to shorten the settlement cycle for most securities transactions from two business days after trade date (T+2) to one (T+1). The compliance date for these rules are set for Tuesday May, 28, 2024.

SEC Proposed Enhancements to Custody Rule

In February 2023, the SEC proposed amendments to and a redesignation of the current custody rule, currently designated as Rule 206(4)-2. The proposal redesignates the custody rule as rule 223-1 and would enhance the rule's protections and subject a broader array of client assets and advisory activities to the enhanced protections.

Industry Risks

Recent trends in the investment management industry could reduce our AUM, revenues and net income.

Certain passive products and asset classes, such as index and certain types of ETFs, are becoming increasingly popular with investors, including institutional investors. In recent years, across the investment management industry, passive products have experienced inflows and traditional actively managed products have experienced outflows, in each case, in the aggregate. In order to maintain appropriate fee levels in a competitive environment, we must be able to continue to provide clients with investment products and services that are viewed as appropriate in relation to the fees charged, which may require us to demonstrate that our strategies can outperform such passive products. If our clients, including our funds' boards, were to view our fees as being high relative to the market or the returns provided by our investment products, we may choose to reduce our fee levels or existing clients may withdraw their assets in order to invest in passive products, and we may be unable to attract additional commitments from existing and new clients, which would lead to a decline in our AUM and market share. To the extent we offer such passive products, we may not be able to compete with other firms offering similar products.

Our revenues and net income are dependent on our ability to maintain current fee levels for the products and services we offer. The competitive nature of the investment management industry has led to a trend toward lower fees in certain segments of the investment management market. Our ability to sustain fee levels depends on future growth in specific asset classes and distribution channels. These factors, as well as regulatory changes, could further inhibit our ability to sustain fees for certain products. A reduction in the fees charged by us could reduce our revenues and net income.

Our fees vary by asset class and produce different revenues per dollar of AUM based on factors such as the type of assets being managed, the applicable strategy, the type of client and the client fee schedule. Institutional clients may have significant negotiating leverage in establishing the terms of an advisory relationship, particularly with respect to the level of fees paid, and the competitive pressure to attract and retain institutional clients may impact the level of fee income earned by us. We may decline to manage assets from potential clients who demand lower fees even though such assets would increase our revenue and AUM in the short term.

The investment management industry is intensely competitive.

The investment management industry is intensely competitive, with competition based on a variety of factors, including investment performance, fees, continuity of investment professionals and client relationships, the quality of services provided to clients, corporate positioning and business reputation, continuity of selling arrangements with intermediaries and differentiated products. A number of factors, including the following, serve to increase our competitive risks:

- a number of our competitors have greater financial, technical, marketing and other resources, more comprehensive name recognition and more personnel than we do;
- potential competitors have a relatively low cost of entering the investment management industry;

- certain investors may prefer to invest with an investment manager that is not publicly traded based on the perception that a publicly traded asset manager may focus on the manager's own growth to the detriment of investment performance for clients;

- other industry participants, hedge funds and alternative asset managers may seek to recruit our investment professionals; and

- certain competitors charge lower fees for their investment management services than we do.

Additionally, intermediaries through which we distribute our funds may also sell their own proprietary funds and investment products, which could limit the distribution of our strategies. If we are unable to compete effectively, our earnings could be reduced and our business could be materially adversely affected.

Third Party Risks

We depend primarily on third parties to market and sell our products.

Our ability to attract additional assets to manage is highly dependent on our access to third-party intermediaries. We gain access to investors in the Victory Funds, USAA Funds and VictoryShares primarily through consultants, 401(k) platforms, broker-dealers, financial advisors and mutual fund platforms through which shares of the funds are sold. We have relationships with certain third-party intermediaries through which we access clients in multiple distribution channels.

We compensate most of the intermediaries through which we gain access to investors in the Victory Funds and VictoryShares by paying fees, most of which are a percentage of assets invested in the Victory Funds and VictoryShares through that intermediary and with respect to which that intermediary provides shareholder and administrative services. The allocation of such fees between us and the Victory Funds and VictoryShares is determined by the board of the Victory Funds and VictoryShares and the board of the USAA Funds, based on information and a recommendation from us, with the intent of allocating to us all costs attributable to marketing and distribution of (i) shares of the Victory Funds and USAA Funds not otherwise covered by distribution fees paid pursuant to a distribution and service plan adopted in accordance with Rule 12b-1 under the 1940 Act and (ii) VictoryShares.

In the future, our expenses in connection with those intermediary relationships could increase if the portion of those fees determined to be in connection with marketing and distribution, or otherwise allocated to us, increased. Clients of these intermediaries may not continue to be accessible to us on terms we consider commercially reasonable, or at all. The absence of such access could have a material adverse effect on our results of operations.

We access institutional clients primarily through consultants. Our institutional business is dependent upon referrals from consultants. Many of these consultants review and evaluate our products and our firm from time to time. Poor reviews or evaluations of either a particular strategy or us as an investment management firm may result in client withdrawals or may impair our ability to attract new assets through these consultants.

We rely on third parties to provide products or services for the operation of our business, and a failure or inability by such parties to provide these products or services could materially adversely affect our business.

We have determined, based on an evaluation of various factors, that it is more efficient to use third parties for certain functions and services. As a result, we have contracted with a limited number of third parties to provide critical operational support, such as middle- and back-office functions, information technology services and various fund administration and accounting roles, and the funds contract with third parties in custody, transfer agent and sub transfer agent roles. The third parties with which we do business may also be sources of cybersecurity or other technological risks. While we engage in certain actions to reduce the exposure, such as collaborating to develop secure transmission capabilities, performing security control assessments and limiting third party access to the least privileged level necessary to perform job functions, our business would be disrupted if key service providers become unable to continue to perform the services upon which we depend or fail to protect against or respond to cyber-attacks, data breaches or other incidents. Moreover, to the extent our third-party providers increase their pricing, our financial performance will be negatively impacted. In addition, upon termination of a third-party contract, we may encounter difficulties in replacing the third-party on favorable terms, transitioning services to another vendor, or in assuming those responsibilities ourselves, which may have a material adverse effect on our business.

<u>Operational and Cybersecurity Risks</u>

Operational risks may disrupt our business, result in losses or limit our growth.

We are heavily dependent on the capacity and reliability of the communications, information and technology systems supporting our operations, whether developed, owned and operated by us or by third parties. We also rely on manual workflows and a variety of manual user controls. Operational risks such as trading or other operational errors or interruption of our financial, accounting, trading, compliance and other data processing systems, whether caused by human error, fire, other natural disaster or pandemic, power or telecommunications failure, cyber-attack or viruses, act of terrorism or war or otherwise, could result in a disruption of our business, liability to clients, regulatory intervention or reputational damage, and thus materially adversely affect our business. The potential for some types of operational risks, including, for example, trading errors, may be increased in periods of increased volatility, which can magnify the cost of an error. Insurance and other safeguards might not be available or might only partially reimburse us for our losses.

Although we have backup systems in place, our backup procedures and capabilities in the event of a failure or interruption may not be adequate. As our client base, number and complexity of strategies and client relationships increase, developing and maintaining our operational systems and infrastructure may become increasingly challenging. We may also suffer losses due to employee negligence, fraud or misconduct. Non-compliance with policies, employee misconduct, negligence or fraud could result in legal liability, regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of "rogue traders" or other employees. It is not always possible to deter or detect employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Employee misconduct could have a material adverse effect on our business.

Failure to implement effective information and cyber security policies, procedures and capabilities could disrupt operations and cause financial losses.

We electronically receive, process, store and transmit sensitive information of our clients including personal data, such as, without limitation, names and addresses, social security numbers, driver's license numbers, such information is necessary to support our clients' investment transactions. The uninterrupted operation of our information systems, as well as the confidentiality of the customer information that resides on such systems, is critical to our successful operation. Bad actors may attempt to harm us by gaining access to confidential or proprietary client information, often with the intent of stealing from or defrauding us or our clients. In some cases, they seek to disrupt our ability to conduct our business, including by destroying information maintained by us. For that reason, cybersecurity is one of the principal operational risks we face as a provider of financial services and our operations rely on the effectiveness of our information and cyber security policies, procedures and capabilities to provide secure processing, storage and transmission of confidential and other information in our computer systems, software, networks and mobile devices and on the computer systems, software, networks and mobile devices of third parties on which we rely. Although we maintain a system of internal controls designed to provide reasonable assurance that fraudulent activity is either prevented or detected on a timely basis and we take other protective measures and endeavor to modify them as circumstances warrant, our computer systems, software, networks and mobile devices may be vulnerable to cyber-attacks, sabotage, unauthorized access, computer viruses, worms or other malicious code, and other events that have a security impact. In addition, our interconnectivity with service providers and other third parties may be adversely affected if any of them are subject to a successful cyber-attack or other information security event. While we collaborate with service providers and other third parties to develop secure transmission capabilities and other measures to protect against cyber-attacks, we cannot ensure that we or any third party has all appropriate controls in place to protect the confidentiality of such information.

An externally caused information security incident, such as a cyber attack, virus or worm, or an internally caused issue, such as failure to control access to sensitive systems, could materially interrupt business operations or cause disclosure or modification of sensitive or confidential client or competitive information and could result in material financial loss, loss of competitive position, regulatory actions, breach of clients contracts, reputational harm or legal liability. If one or more such events occur, it could potentially jeopardize our or our clients', employees' or counterparties' confidential and other information processed and stored in, and transmitted through, our or third-party computer systems, software, networks and mobile devices, or otherwise cause interruptions or malfunctions in our, our clients', our counterparties' or third parties' operations. As a result, we could experience material financial loss, loss of competitive position, regulatory fines and/or sanctions, breach

of client contracts, reputational harm or legal liability, which, in turn, could have an adverse effect on our financial condition and results of operations.

As a provider of financial services, we are bound by the disclosure limitations and if we fail to comply with these regulations and industry security requirements, we could be exposed to damages from legal actions from clients, governmental proceedings, governmental notice requirements, and the imposition of fines or prohibitions on the services we provide. Additionally, some of our client contracts require us to indemnify clients in the event of a cyber breach if our systems do not meet minimum security standards. We may be required to spend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against fully or not fully covered through any insurance that we maintain.

Increasing government and regulatory scrutiny of the measures taken by companies to protect against cyber-attacks and data privacy breaches, and have resulted in heightened security requirements, including additional regulatory expectations for oversight of vendors and service providers. If more restrictive privacy laws, rules or industry security requirements are adopted in the future on the Federal or State level, or by a specific industry body, they could have an adverse impact on us through increased costs or business restrictions.

Any inability to prevent security or privacy breaches, or the perception that such breaches may occur, could cause our existing clients to lose confidence in our systems and terminate their agreements with us, inhibit our ability to attract new clients, result in increasing regulation, or bring about other adverse consequences from the government agencies that regulate our business.

Disruption to the operations of third parties whose functions are integral to our ETF platform may adversely affect the prices at which VictoryShares trade, particularly during periods of market volatility.

Shares of ETFs, such as VictoryShares, trade on stock exchanges at prices at, above or below the ETF's most recent net asset value. While ETFs utilize a creation/redemption feature and arbitrage mechanism designed to make it more likely that the ETF's shares normally will trade at prices close to the ETF's net asset value, exchange prices may deviate significantly from the ETF's net asset value. ETF market prices are subject to numerous potential risks, including trading halts invoked by a stock exchange, inability or unwillingness of market makers, authorized participants, settlement systems or other market participants to perform functions necessary for an ETF's arbitrage mechanism to function effectively, or significant market volatility. If market events lead to incidences where ETFs trade at prices that deviate significantly from an ETF's net asset value, or trading halts are invoked by the relevant stock exchange or market, investors may lose confidence in ETF products and redeem their holdings, which may cause our AUM, revenue and earnings to decline.

General Risks

Reputational harm could result in a loss of AUM and revenues.

The integrity of our brands and reputation is critical to our ability to attract and retain clients, business partners and employees and maintain relationships with consultants. We operate within the highly regulated financial services industry and various potential scenarios could result in harm to our reputation. They include internal operational failures, failure to follow investment or legal guidelines in the management of accounts, intentional or unintentional misrepresentation of our products and services in offering or advertising materials, public relations information, litigation (whether substantiated or not), social media or other external communications, employee misconduct or investments in businesses or industries that are controversial to certain special interest groups. Any real or perceived conflict between our and our shareholders' interests and our clients' interests, as well as any fraudulent activity or other exposure of client assets or information, may harm our reputation. The negative publicity associated with any of these factors could harm our reputation and adversely impact relationships with existing and potential clients, third-party distributors, consultants and other business partners and subject us to regulatory sanctions or litigation. Damage to our brands or reputation could negatively impact our standing in the industry and result in loss of business in both the short term and the long term.

Additionally, while we have ultimate control over the business activities of our Franchises, they generally have the autonomy to manage their day-to-day operations, and if we fail to intervene in potentially serious matters that may arise, our reputation could be damaged and our results of operations could be materially adversely affected.

If our techniques for managing risk are ineffective, we may be exposed to material unanticipated losses.

In order to manage the significant risks inherent in our business, we must maintain effective policies, procedures and systems that enable us to identify, monitor and mitigate our exposure to operational, legal and reputational risks, including from the investment autonomy of our Franchises. Our risk management methods may prove to be ineffective due to their design or implementation, or as a result of the lack of adequate, accurate or timely information or otherwise. If our risk management efforts are ineffective, we could suffer losses that could have a material adverse effect on our financial condition or operating results. Additionally, we could be subject to litigation, particularly from our clients or investors, and sanctions or fines from regulators.

Our techniques for managing operational, legal and reputational risks in client portfolios may not fully mitigate the risk exposure in all economic or market environments, including exposure to risks that we might fail to identify or anticipate. Because our clients invest in our strategies in order to gain exposure to the portfolio securities of the respective strategies, we have not adopted corporate-level risk management policies to manage market, interest rate or exchange rate risks that could affect the value of our overall AUM.

Certain of our strategies invest principally in the securities of non-U.S. companies, which involve foreign currency exchange, tax, political, social and economic uncertainties and risks.

As of December 31, 2022, approximately 9% of our total AUM was invested in strategies that primarily invest in securities of non-U.S. companies and securities denominated in currencies other than the U.S. dollar. Fluctuations in foreign currency exchange rates could negatively affect the returns of our clients who are invested in these securities. In addition, an increase in the value of the U.S. dollar relative to non-U.S. currencies is likely to result in a decrease in the U.S. dollar value of our AUM, which, in turn, would likely result in lower revenue and profits.

Investments in non-U.S. issuers may also be affected by tax positions taken in countries or regions in which we are invested as well as political, social and economic uncertainty. Declining tax revenues may cause governments to assert their ability to tax the local gains and/or income of foreign investors (including our clients), which could adversely affect client interests in investing outside their home markets. Many financial markets are not as developed, or as efficient, as the U.S. financial markets, and, as a result, those markets may have limited liquidity and higher price volatility and may lack established regulations. Liquidity may also be adversely affected by political or economic events, government policies, and social or civil unrest within a particular country, and our ability to dispose of an investment may also be adversely affected if we increase the size of our investments in smaller non-U.S. issuers. Non-U.S. legal and regulatory environments, including financial accounting standards and practices, may also be different, and there may be less publicly available information about such companies. These risks could adversely affect the performance of our strategies that are invested in securities of non-U.S. issuers and may be particularly acute in the emerging or less developed markets in which we invest. In addition to our Trivalent and Sophus Franchises, certain of our other Franchises and Solutions Platform invest in emerging or less developed markets.

The expansion of our business outside of the United States raises tax and regulatory risks, may adversely affect our profit margins and places additional demands on our resources and employees.

We have expanded and intend to continue to expand our distribution efforts into non-U.S. markets through partnered distribution efforts and product offerings, including Europe, Japan, Singapore, Hong Kong and Australia. For example, we organized and serve as investment manager of Irish-domiciled UCIT fund. Clients outside the United States may be adversely affected by political, social and economic uncertainty in their respective home countries and regions, which could result in a decrease in the net client cash flows that come from such clients. This expansion has required and will continue to require us to incur a number of up-front expenses, including those associated with obtaining and maintaining regulatory approvals and office space, as well as additional ongoing expenses, including those associated with leases, the employment of additional support staff and regulatory compliance.

Non-U.S. clients may be less accepting of the U.S. practice of payment for certain research products and services through soft dollars ("soft dollars" are a means of paying brokerage firms for their services through commission revenue, rather than through direct payments) or such practices may not be permissible in certain jurisdictions, which could have the effect of increasing our expenses. In addition, the European Commission adopted several acts under the revised Markets in Financial Instruments Directive (known as "MiFID II") that prevent the "bundling" of the cost of research together with trading commissions. As a result, clients subject to MiFID II may be unable to use soft dollars to pay for research services in the United Kingdom and in Europe.

Our U.S.-based employees routinely travel outside the United States as a part of our investment research process or to market our services and may spend extended periods of time in one or more non-U.S. jurisdictions. Their activities outside the United States on our behalf may raise both tax and regulatory issues. If and to the extent we are incorrect in our analysis of the applicability or impact of non-U.S. tax or regulatory requirements, we could incur costs or penalties or be the subject of an enforcement or other action. Operating our business in non-U.S. markets is generally more expensive than in the United States. In addition, costs related to our distribution and marketing efforts in non-U.S. markets generally have been more expensive than comparable costs in the United States. To the extent that our revenues do not increase to the same degree as our expenses increase in connection with our continuing expansion outside the United States, our profitability could be adversely affected. Expanding our business into non-U.S. markets may also place significant demands on our existing infrastructure and employees.

We are also subject to a number of laws and regulations governing payments and contributions to political persons or other third parties, including restrictions imposed by the Foreign Corrupt Practices Act (the "FCPA"), as well as trade sanctions administered by the Office of Foreign Assets Control, or OFAC, the U.S. Department of Commerce and the U.S. Department of State. Similar laws in non-U.S. jurisdictions may also impose stricter or more onerous requirements and implementing them may disrupt our business or cause us to incur significantly more costs to comply with those laws. Different laws may also contain conflicting provisions, making compliance with all laws more difficult. Any determination that we have violated the FCPA or other applicable anti-corruption laws or sanctions could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business prospects, financial condition, or results of operations. While we have developed and implemented policies and procedures designed to ensure strict compliance by us and our personnel with the FCPA and other anti-corruption laws or sanctions in jurisdictions in which we operate, such policies and procedures may not be effective in all instances to prevent violations.

On June 23, 2016, the United Kingdom ("UK") held a referendum in which voters approved an exit from the EU, commonly referred to as "Brexit". The UK's withdrawal from the EU occurred on January 31, 2020, and the UK remained in the EU's customs union and single market until December 31, 2020 (the "Transition Period"). The UK and the EU agreed a Trade and Cooperation Agreement on December 24, 2020 (the "TCA"), which is intended to be operative from the end of the Transition Period. The TCA was ratified by the UK on December 30, 2020 and is expected to come into full force in February 2021 once relevant EU institutions have also ratified the TCA. Until then, the TCA governs the UK's relationship with the EU on an interim basis. While the TCA regulates a number of important areas, significant parts of the UK economy are not addressed in detail by the TCA, including in particular the services sector, which represents the largest component of the UK's economy. A number of issues, particularly in relation to the financial services sector, remain to be resolved through further bilateral negotiations, which are currently expected to begin in the early part of 2021. Although we do not currently expect Brexit to have a major impact on our business, the new relationship between the UK and the EU could in the short-term, and possibly for longer, cause disruptions to and create uncertainty in the UK and European economies and any negative impact to overall investor confidence or instability in the global macroeconomic environment could have an adverse economic impact on our results of operations.

Failure to properly address conflicts of interest could harm our reputation, business and results of operations.

As we have expanded the scope of our businesses and our client base, we must continue to address conflicts between our interests and those of our clients. In addition, the SEC and other regulators have increased their scrutiny of potential conflicts of interest. We have procedures and controls that are reasonably designed to address these issues. However, appropriately dealing with conflicts of interest is complex and difficult and if we fail, or appear to fail, to deal appropriately with conflicts of interest, we could face reputational damage, litigation or regulatory proceedings or penalties, any of which may adversely affect our revenues or net income.

Insurance may not be available on a cost-effective basis to protect us from liability.

We face the inherent risk of liability related to litigation from clients, third-party vendors or others and actions taken by regulatory agencies. To help protect against these potential liabilities, we purchase insurance in amounts, and against risks, that we consider appropriate, where such insurance is available at prices, we deem acceptable. There can be no assurance, however, that a claim or claims will be covered by insurance or, if covered, will not exceed the limits of available insurance coverage, that any insurer will remain solvent and will

meet its obligations to provide us with coverage or that insurance coverage will continue to be available with sufficient limits at a reasonable cost. Insurance costs are impacted by market conditions and the risk profile of the insured and may increase significantly over relatively short periods. In addition, certain insurance coverage may not be available or may only be available at prohibitive costs. Renewals of insurance policies may expose us to additional costs through higher premiums or the assumption of higher deductibles or co-insurance liability.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None

ITEM 2. PROPERTIES.

The Company leases its principal executive offices, which are located in San Antonio, TX. In the United States, the Company also leases office space in Brooklyn, OH; Birmingham, MI; Boston, MA; Rocky River, OH; Cincinnati, OH; Charlotte, NC; Denver, CO; Des Moines, IA; Hanover, NH; New York, NY; Norwalk, CT; and San Francisco, CA. Outside the United States, the Company leases office space in Singapore. The Company believes its existing facilities are adequate to meet its current and future business requirements.

ITEM 3. LEGAL PROCEEDINGS.

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business. The Company is not currently a party to any material legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Shares of the Company's Common Stock are listed and trade on NASDAQ under the symbol "VCTR". As of December 31, 2022, there were approximately 3,000 beneficial shareholders of the Company's Common Stock.

Performance Graph

The following graph shows a comparison from February 8, 2018 (the date our Common Stock commenced trading on NASDAQ) through December 31, 2022 of the cumulative total return of our Common Stock, the Standard & Poor's 500 Stock Index (S&P 500 Index) and a peer group comprised of Affiliated Managers Group, Inc., Artisan Partners Asset Management Inc., BrightSphere Investment Group plc, Eaton Vance Corp., and Virtus Investment Partners, Inc. Eaton Vance Corp. was acquired and ceased to publicly trade on March 1, 2021. The graph assumes that $100 was invested at the market close on February 8, 2018 in our common stock, the S&P 500 Index and the peer group and assumes reinvestment of any dividends. The stock price performance of the following graph is not necessarily indicative of future stock price performance.



Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets out information regarding purchases of equity securities by the Company for the three months ended December 31, 2022.

Period	Total Number of Shares of Common Stock Purchased[1]		Average Price Paid Per Share of Common Stock	Total Number of Shares of Common Stock Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value That May Yet Be Purchased Under Outstanding Plans or Programs (in millions)[2]
October 1-31, 2022	—	$	—	—	$ 66.8
November 1-30, 2022	784,615		30.52	784,615	42.9
December 1-31, 2022....................	557,392		28.27	497,392	28.8
Total...	1,342,007	$	29.58	1,282,007	

(1) Common Stock purchased in December 2022 includes 40,000 and 20,000 shares purchased on December 15, 2022 and December 16, 2022 in the open market by David Brown in multiple transactions at a weighted average cost per share of $27.01 and $26.90, respectively.

(2) Six share repurchase programs were authorized from 2018 to 2021, each for $15.0 million of the Company's Common Stock, that were completed in September 2019, June 2020, October 2020, May 2021, January 2022 and May 2022. On May 5, 2022, the Company's Board of Directors approved a new share repurchase program (the "2022 Share Repurchase Program") authorizing the repurchase of up to $100.0 million of the Company's Common Stock. Under the 2022 Share Repurchase Program, which took effect in May 2022, the Company may purchase its shares from time to time until December 31, 2023 in privately negotiated transactions, through block trades, pursuant to open market purchases, or pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the SEC. The amount and timing of purchases under the 2022 Share Repurchase Program will depend on a number of factors including the price and availability of the Company's shares, trading volume, capital availability, Company performance and general economic and market conditions. The 2022 Share Repurchase Program can be suspended or discontinued at any time. In 2022, the Company repurchased 3.0 million shares of Common Stock at a total cost of $87.3 million for an average price of $28.76 per share. In 2021, 0.9 million shares of Common Stock were repurchased under programs authorized by the Company's Board of Directors at a total cost of $26.2 million for an average price of $29.53 per share, and in 2020, the Company repurchased 1.5 million shares of Common Stock at a total cost of $26.3 million for an average price of $17.57 per share. As of December 31, 2022, a total of $28.8 million was available for future repurchases under the 2022 Share Repurchase Program, and a cumulative total of 7.1 million shares of Common Stock had been repurchased under programs authorized by the Company's Board of Directors at a total cost of $161.3 million for an average price of $22.70 per share.

Dividend Policy

In 2019, the Company announced the initiation of quarterly cash dividends and paid its first quarterly dividend in September of that year. During 2020, the Board authorized two increases in the quarterly cash dividend. In August 2020, the dividend was increased by 20%; and, in November, the dividend was increased by 17%. Combined, the two increases resulted in the quarterly cash dividend growing by 40%, from $0.05 per share in the first quarter of 2020, to $0.07 per share in the fourth quarter of 2020. During 2021, the Board authorized four increases in the quarterly cash dividend. Combined, the four increases resulted in the quarterly cash dividend growing by approximately 143%, from $0.07 per share in the fourth quarter of 2020, to $0.17 per share in the fourth quarter of 2021. During 2022, the Board authorized a $0.25 per share quarterly cash dividend, an increase of $0.08, or 47%, from the $0.17 per share in the fourth quarter of 2021.

Holders of restricted stock awards on the Company's Common Stock that are unvested at the time quarterly dividends are declared are entitled to be paid these dividends as and when the restricted stock vests. Potential future dividend payments will be at the sole discretion of our board of directors and will depend upon then-existing conditions, including capital requirements to execute our growth strategy, results of operations, financial condition, projected cash flow, and terms associated with our current credit facility or any future financing. Potential increases to the Company's cash dividend rate will be assessed annually.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Unless the context otherwise requires, references in this Annual Report on Form 10-K to the "Company," "Victory," or in the first-person notations of "we," "us," and "our" shall mean Victory Capital Holdings, Inc., a Delaware corporation, and its wholly-owned subsidiaries.

Objective

The objective of this section of the Annual Report on Form 10-K is to provide a discussion and analysis, from management's perspective, of the key performance indicators and material information necessary to assess our financial condition, results of operations, liquidity and cash flows for the year ended December 31, 2022. In addition, we also discuss the Company's contractual obligations and off-balance sheet arrangements. This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this report. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, which could cause actual results to differ materially from management's expectations. Please refer to the sections of this report entitled "Forward-Looking Statements" and "Risk Factors."

Overview

Our Business – Victory is a diversified global asset management firm with $153.0 billion in AUM as of December 31, 2022. The Company operates a next-generation business model combining boutique investment qualities with the benefits of an integrated, centralized operating and distribution platform.

The Company provides specialized investment strategies to institutions, intermediaries, retirement platforms and individual investors. With 12 autonomous Investment Franchises and a Solutions Platform, Victory offers a wide array of investment products, including actively and passively managed mutual funds, rules-based and active ETFs, institutional separate accounts, VIPs, ESG and impact investment strategies, alternative investments, private closed-end funds, and a 529 Education Savings Plan. Victory Capital's strategies are also offered through third-party investment products, including mutual funds, third-party ETF model strategies, retail SMAs and UMAs through wrap account programs, CITs, and UCITs. As of December 31, 2022, our Franchises and our Solutions Platform collectively managed a diversified set of 128 investment strategies for a wide range of institutional and retail clients and direct investors.

Franchises – Our Franchises are largely operationally integrated but are separately branded and make investment decisions independently from one another within guidelines established by their respective investment mandates. Our largely integrated model creates a supportive environment in which our investment professionals, largely unencumbered by administrative and operational responsibilities, can focus on their pursuit of investment excellence. VCM employs all of our U.S. investment professionals across our Franchises, which are not separate legal entities.

Solutions – Our Solutions Platform consists of multi-asset, multi-manager, quantitative, rules-based, factor-based, and customized portfolios. These strategies are designed to achieve specific return characteristics, with products that include values-based and thematic outcomes and exposures. We offer our Solutions Platform through a variety of vehicles, including separate accounts, mutual funds, UMA accounts, rules-based and active ETFs under our VictoryShares ETF brand. Like our Franchises, our Solutions Platform is operationally integrated and supported by our centralized distribution, marketing and operational support functions.

Professionals within our institutional and retail distribution channels, direct investor business and marketing organization sell our products through our centralized distribution model. Our institutional sales team focuses on cultivating relationships with institutional consultants, who account for the majority of the institutional market, as well as asset allocators seeking sub-advisers. Our retail sales team offers intermediary and retirement platform clients, including broker-dealers, retirement platforms and RIA networks, mutual funds and ETFs as well as SMAs through wrap fee programs and access to our investment models through UMAs. Our direct investor business serves the investment needs of clients including USAA members, the military community, and other individual clients.

We have grown our AUM from $17.9 billion following the management-led buyout with Crestview GP in August 2013 to $153.0 billion at December 31, 2022. We attribute this growth to our success in sourcing acquisitions and evolving them into organic growers, generating strong investment returns, and developing institutional, retail, and direct investor channels with deep penetration.

WestEnd Acquisition (the "WestEnd Acquisition") – On December 31, 2021, the Company completed the acquisition of 100% of the equity interests of WestEnd pursuant to the WestEnd purchase agreement (as amended, the "WestEnd Purchase Agreement"), resulting in WestEnd becoming the Company's twelfth investment franchise. Founded in 2004, and headquartered in Charlotte, NC, WestEnd is an ETF strategist advisor that provides financial advisors with a turnkey, core model allocation strategy for either a holistic solution or complementary source of alpha. The firm offers four primary ETF strategies and one large cap core strategy, all in tax efficient SMA structures. At December 31, 2021, the WestEnd acquired assets totaled $19.3 billion. The WestEnd acquired assets had no economic impact on operations in 2021 and no effect on asset flows, average assets, revenues or earnings in the full-year period ended December 31, 2021.

The aggregate purchase price (the "WestEnd Purchase Price") for the WestEnd Acquisition was estimated at $716.1 million, net of cash acquired, which includes (i) $475.8 million in cash paid at closing (the "WestEnd Closing") net of cash acquired plus the acquisition date value of contingent payments due to sellers of $239.7 million plus $0.6 million paid in cash in April 2022 for net working capital adjustments. The contingent earn-out payments are based on net revenue of the WestEnd business during each of the first four years following the WestEnd Closing, subject to certain "catch-up" provisions over a five and one half year period following the WestEnd Closing. A maximum of $320.0 million ($80.0 million per year) in earn-out payments may be paid. The estimated fair value of contingent consideration payable to sellers was estimated at $202.7 million at December 31, 2022 as compared to $239.7 million at December 31, 2021 and is included in consideration payable for acquisition of business in the Consolidated Balance Sheets. The decrease in the liability of $37.0 million for the year ended December 31, 2022 was recorded in change in value of consideration payable for acquisition of business in the Consolidated Statements of Operations. Refer to Note 4, Acquisitions, for further details on the WestEnd Acquisition.

NEC Acquisition (the "NEC Acquisition") – On November 1, 2021, the Company completed the acquisition of 100% of the equity interests in NEC, resulting in NEC becoming the Company's eleventh investment franchise. Founded in 2004 and based in Hanover, NH, NEC is an alternative asset management firm focused on debt and equity investments in clean energy infrastructure projects and companies. At November 1, 2021, the NEC AUM that was acquired totaled $795.0 million.

The estimated purchase price for the NEC Acquisition is $63.1 million, which includes $62.8 million in cash paid at closing, net of cash acquired, and $0.3 million paid in cash in March 2022 for net working capital adjustments. Under the terms of the purchase agreement, the Company will pay up to an additional $35.0 million in cash based on net revenue growth over a six year period following the closing date. Refer to Note 4, Acquisitions, for further details on the NEC Acquisition.

THB Acquisition (the "THB Acquisition") – On March 1, 2021, the Company completed the acquisition of certain assets of THB, resulting in THB becoming the Company's tenth investment franchise. The acquisition expanded and diversified our investment platform, adding capacity constrained asset classes. THB manages responsible investment portfolios in the micro-cap, small-cap and mid-cap assets classes, including U.S., global and international strategies. At March 1, 2021, the THB AUM that was acquired totaled $547 million.

Nominal consideration was paid for the assets of THB. The THB investment team shares in the revenue generated on their products and benefit from our centralized operational, marketing and distribution platforms. THB has significant room for AUM growth across its product set, which we think will significantly accelerate with our distribution support. Refer to Note 4, Acquisitions, for further details on the THB Acquisition.

USAA AMCO Acquisition – On July 1, 2019, the Company completed the acquisition (the "USAA AMCO Acquisition") of USAA Asset Management ("USAA Adviser") and VCTA, formally known as the USAA Transfer Agency Company. The acquisition expanded and diversified the Company's investment platform and increased the Company's size and scale. The acquisition also provided the Company the rights to offer products and services using the USAA brand and the opportunity to offer its products to USAA members through a direct distribution channel.

A maximum of $150.0 million ($37.5 million per year) in contingent payments is payable to sellers based on the annual revenue of USAA Adviser attributable to all "non-managed money"-related AUM in each of the first four

years following the closing date. In the fourth quarter of 2020, we paid $37.5 million in cash to sellers for the first annual contingent payment. In the fourth quarter of 2021, we paid $37.5 million in cash to sellers for the second annual contingent payment. On October 7, 2022, the Company paid $37.5 million in cash to sellers for the third annual earn out period for the USAA AMCO Acquisition.

The estimated fair value of contingent consideration payable to sellers was estimated at $27.7 million at December 31, 2022 as compared to $68.8 million at December 31, 2021 and is included in consideration payable for acquisition of business in the Consolidated Balance Sheets. The decrease in the fair value of the liability of $3.6 million for the year ended December 31, 2022 was recorded in change in value of consideration payable for acquisition of business in the Consolidated Statements of Operations. Refer to Note 4, Acquisitions, for further details on the USAA AMCO Acquisition.

Alderwood - The Company owned a 15% equity interest in Alderwood Partners LLP ("Alderwood") from September 20, 2020 through July 31, 2022, when the Company retired as a member of Alderwood. The Company analyzed its investment in Alderwood under the voting interest model and determined that it did not have a controlling financial interest. The Company accounted for its Alderwood investment using the equity method of accounting. Refer to Note 13, Equity Method Investment, for additional information on Alderwood.

Business Highlights in 2022

Assets under management:

- AUM at December 31, 2022 decreased by $30.7 billion, or approximately 16.7%, to $153.0 billion from $183.7 billion at December 31, 2021, primarily driven by negative market action of $26.5 billion. Long-term gross inflows were $33.3 billion and $27.9 billion for the years ended December 31, 2022 and 2021, respectively. Long-term net outflows were $2.5 billion and $4.0 billion for the years ended December 31, 2022 and 2021, respectively. We generated $33.9 billion in gross flows and $2.7 billion in net outflows ($2.5 billion long-term, $0.2 billion short-term) for the year ended December 31, 2022, compared to $28.3 billion in gross flows and $4.5 billion in net outflows ($4.0 billion long-term, $0.5 billion short-term) for the same period in 2021.

Investment performance:

- 44 of our total Victory Capital mutual funds and ETFs had overall Morningstar ratings of four or five stars and 62% of our fund and ETF AUM were rated four or five stars overall by Morningstar. 54% of our strategies by AUM had investment returns in excess of their respective benchmarks over a one-year period, 84% over a three-year period, 79% over a five-year period and 79% over a ten-year period. On an equal-weighted basis, 59% of our strategies have outperformed their respective benchmarks over a one-year period, 70% over a three-year period, 63% over a five-year period and 67% over a ten-year period.

2022 corporate ESG initiatives:

- Promoted the career advancement of diverse employees through our participation in the McKinsey Connected Leaders Academy for Asian, Black, and Hispanic/Latino employees

    o 13 of our diverse employees are alumni of the program and we are enrolling more in 2023

- At year end, 32% of the employees at Victory are racially or ethnically diverse according to generally recognized definitions of diversity. This is up from 28% at the end of 2021.

- At year end, 68% of our employees held equity in our firm and collectively owned nearly 20% of the Company.

- Advanced our strategic alliance with Xavier University of Louisiana (XULA) – a Historically Black College / University (HBCU) – helping to create a robust college-to-career pipeline via scholarships, mentoring, funding, and seeding for a student-led XULA Investment Club.

    o XULA Scholarships: Awarded 14 gap-funding scholarships to Victory Scholars (business majors) for 2022-2023 academic year (12 scholarships were awarded in 2021-2022 for a total of 26).

- Campus Visit: Multiple employees met with XULA students, faculty, and administrators during Victory Capital's three-day visit to New Orleans during Q4.

- Supported four Employee Resource Groups (ERGs) for Asian-American, Black, Female, and Military employees.

- Our Women@Victory and Military ERGs at Victory Capital helped collect more than 400 donations in 2022 to celebrate the 75th anniversary of Toys for Tots.

- Held spring clothing donation drive for Women's Shelters. Our Women@Victory ERG collected donations from offices across the country.

- Created micro donation site at Red Cross to help employees make contributions for winter storm, hurricane, and wildfire relief efforts.

- Continue to use AI software to increase the appeal of our job postings with diverse candidates and ensuring inclusive communications.

- Conducted mandatory Inclusive Culture eLearning and hosted multiple annual D&I sustained-learning activities.

2022 investing ESG initiatives:

- Further empowered our Investment Franchises and Solutions team with multiple sources of ESG investment data, research, and tools.

- Provided sustainable investing proxy research so our investment professionals are well equipped to make informed decisions regarding significant proxy votes.

- Launched publicly available Proxy Voting Disclosure System to enhance transparency of our proxy voting activities.

- Developed an ESG Council to help ensure consistency in ESG disclosures, processes, and marketing.

- The Company is a member of IRS Sustainability Alliance and the Ceres Investor Network for climate risk and sustainability.

Financial highlights:

- Total revenue for the year ended December 31, 2022 was $854.8 million compared to $890.3 million for the year ended December 31, 2021.

- Net income was $275.5 million and $278.4 million, respectively, for the years ended December 31, 2022 and 2021. Adjusted Net Income was $293.8 million for the year ended December 31, 2022 compared to $329.0 million for the year ended December 31, 2021. Refer to "Supplemental Non-GAAP Financial Information" for more information about how we calculate Adjusted Net Income and a reconciliation of net income to Adjusted Net Income.

- GAAP earnings per diluted share were $3.81 for the year ended December 31, 2022 compared to $3.75 for the same period in 2021. Adjusted net income with tax benefit per diluted share was $4.58 and $4.82, respectively, for the years ended December 31, 2022 and 2021. Refer to "Supplemental Non-GAAP Financial Information" for more information about how we calculate Adjusted Net Income and a reconciliation of net income to Adjusted Net Income.

- Adjusted EBITDA and adjusted EBITDA margin was $424.2 million and 49.6%, respectively, for the year ended December 31, 2022 compared to $449.0 million and 50.4%, respectively, for the year ended December 31, 2021. Refer to "Supplemental Non-GAAP Financial Information" for more information about how we calculate Adjusted EBITDA and a reconciliation of net income to Adjusted EBITDA.

- Returned a record high—more than $200 million—of capital to shareholders in 2022, through share repurchases and cash dividends, while reducing debt by $150 million and continuing to make growth investments.

<u>Other</u>:

- We were ranked 2nd in "Barron's Best Fund Families" for the one-year period ended December 31, 2022.

- The Company was ranked No. 55 on the Fortune 100 Fastest-Growing Companies list for 2022 and is one of only 24 companies to make the list for the second consecutive year.

The *Fortune* annual list ranks the top performing, publicly traded companies in revenues, profits and stock returns over the three-year period ended April 30, 2022.

Key Performance Indicators

The following table presents the key performance indicators we focus on when reviewing our results:

	Year Ended December 31,		
($ in millions, except for basis points and percentages)	**2022**	**2021**	**2020**
AUM at period end	$ 152,952	$ 183,654	$ 147,241
Average AUM	164,025	158,590	136,422
Gross flows	33,934	28,254	35,857
Net short term flows	(187)	(528)	(8,441)
Net long term flows	(2,545)	(3,952)	(10,911)
Net flows	(2,732)	(4,480)	(19,352)
Total revenue	854.8	890.3	775.4
Revenue on average AUM	52.1 bps	56.1 bps	56.8 bps
Net income	275.5	278.4	212.5
Adjusted EBITDA[1]	424.2	449.0	377.3
Adjusted EBITDA margin[1][2]	49.6 %	50.4 %	48.7 %
Adjusted Net Income[1]	293.8	329.0	258.5
Tax benefit of goodwill and acquired intangibles[3]	37.5	28.0	27.0

(1)   Our management uses Adjusted EBITDA and Adjusted Net Income to measure the operating profitability of the business. These measures eliminate the impact of one-time acquisition, restructuring and integration costs and demonstrate the ongoing operating earnings metrics of the business. These measures are explained in more detail and reconciled to net income calculated in accordance with GAAP in "Supplemental Non-GAAP Financial Information."

(2)   Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of total revenue.

(3)   Represents the tax benefits associated with deductions allowed for intangible assets and goodwill generated from prior acquisitions in which we received a step-up in basis for tax purposes. Acquired intangible assets and goodwill may be amortized for tax purposes, generally over a 15-year period. The tax benefit from amortization on these assets is included to show the full economic benefit of deductions for all acquired intangibles with a step-up in tax basis. Due to our acquisitive nature, tax deductions allowed on acquired intangible assets and goodwill provide us with a significant supplemental economic benefit.

Assets Under Management

Our profitability is largely affected by the level and composition of our AUM (including asset class and distribution channel) and the effective fee rates on our products. The amount and composition of our AUM are, and will continue to be, influenced by a number of factors, including; (i) investment performance, including fluctuations in the financial markets and the quality of our investment decisions; (ii) client flows into and out of our various strategies and investment vehicles; (iii) industry trends toward products or strategies that we either do or do not offer; (iv) our ability to attract and retain high quality investment, distribution, marketing and management personnel; (v) our decision to close strategies or limit growth of assets in a strategy when we believe it is in the best interest of our clients or conversely to re-open strategies in part or entirely; and (vi) general investor sentiment and confidence. Our goal is to establish and maintain a client base that is diversified by Franchise and Solutions, asset class, distribution channel and vehicle.

Valuation of Assets Under Management

The fair value of assets under management of the Victory Funds, USAA Funds and VictoryShares is primarily determined using quoted market prices or independent third-party pricing services or broker price quotes. In certain circumstances, a quotation or price evaluation is not readily available from a pricing service. In these cases, pricing is determined by management based on a prescribed valuation process that has been approved by the directors/trustees of the sponsored products. The same prescribed valuation process is used to price securities in separate accounts and the Company's other non-alternative investment vehicles for which a quotation or price evaluation is not readily available from a pricing service.

For certain alternative investment vehicles, including the NEC funds, AUM represents limited partner capital commitments during the commitment period of the fund. Following the earlier of the termination of the commitment period and the beginning of any commitment period for a successor fund, AUM generally represents, depending on the fund, the lesser of a) the net asset value of the fund and b) the aggregated adjusted cost basis of each unrealized portfolio investment or the limited partner capital commitments reduced by the amount of capital contributions used to make portfolio investments that have been disposed. The fair value of Level III assets held by alternative investment vehicles is determined under the respective valuation policy for each fund. The valuation policies address the fact that substantially all the investments of a fund may not have readily available market information and therefore the fair value for these assets is typically determined using unobservable inputs and models that may include subjective assumptions. AUM reported by the Company for alternative investment vehicles may not necessarily equal the funds' net asset values or the total fair value of the funds' portfolio investments as AUM represents the basis for calculating management fees. For the periods presented, less than one percent of the Company's total AUM were Level III assets priced without using a quoted market price, broker price quote or pricing service quotation.

AUM by Asset Class – the following table presents our AUM by asset class as of the dates indicated:

	As of December 31,				
(in millions)	**2022**	**2021(1)(3)**	**2020(3)**	**2019(2)(3)**	**2018(3)**
Fixed Income	$ 26,353	$ 35,154	$ 36,639	$ 38,011	$ 6,872
Solutions	51,507	60,364	33,676	31,616	3,761
U.S. Mid Cap Equity	27,892	30,578	26,230	26,347	20,297
U.S. Small Cap Equity	15,103	20,094	18,368	17,346	12,948
U.S. Large Cap Equity	10,973	15,766	14,230	14,091	3,759
Global / Non-U.S. Equity	14,160	16,050	14,141	12,754	5,080
Alternative Investments	3,663	2,548	422	81	46
Total Long-Term Assets	**$ 149,649**	**$ 180,554**	**$ 143,707**	**$ 140,245**	**$ 52,763**
Money Market / Short-Term Assets	3,302	3,100	3,534	11,587	—
Total	**$ 152,952**	**$ 183,654**	**$ 147,241**	**$ 151,832**	**$ 52,763**

(1) Includes the impact of acquired assets from the THB, NEC and WestEnd Acquisitions, which closed on March 1, 2021, November 1, 2021 and December 31, 2021, respectively, and increased our AUM by approximately $547 million, $795 million and $19.3 billion, at closing, respectively. The WestEnd acquired assets had no economic impact on operations in 2021 and no effect on asset flows, average assets, revenues or earnings in the full-year period ended December 31, 2021.

(2) Includes the impact of the USAA AMCO Acquisition, which closed on July 1, 2019, increasing our AUM by $81.1 billion inclusive of managed portfolio assets invested through USAA's brokerage business. We did not acquire the USAA brokerage business.

(3) Beginning in January 2022, the Company's "Other" asset class has been categorized to Solutions, Fixed Income, Global / Non-U.S. Equity, or Alternative Investments based on the underlying investment strategy. Additionally, all assets managed using alternative investment strategies are now included in the Company's Alternative Investments asset class. Prior-period figures have been adjusted accordingly.

Asset Flows by Asset Class – the following table summarizes our asset flows by asset class for the periods indicated:

(in millions)	U.S. Mid Cap Equity	U.S. Small Cap Equity	Fixed Income	U.S. Large Cap Equity	Global / Non-U.S. Equity	Solutions	Alternative Investments	Total Long-term	Money Market / Short-term	Total
Year Ended December 31, 2022										
Beginning AUM	$ 30,578	$ 20,094	$ 35,154	$ 15,766	$ 16,050	$ 60,364	$ 2,548	$ 180,554	$ 3,100	$ 183,654
Gross client cash inflows	6,859	3,162	5,524	406	4,149	8,169	5,045	33,313	621	33,934
Gross client cash outflows	(6,919)	(5,214)	(9,545)	(1,498)	(3,111)	(6,247)	(3,324)	(35,858)	(807)	(36,666)
Net client cash flows	(60)	(2,053)	(4,020)	(1,093)	1,038	1,921	1,721	(2,545)	(187)	(2,732)
Market appreciation / (depreciation)	(2,641)	(2,965)	(3,345)	(3,328)	(3,153)	(10,887)	(215)	(26,533)	39	(26,495)
Realizations and distributions	—	—	—	—	—	—	(376)	(376)	—	(376)
Acquired assets / Net transfers	14	27	(1,436)	(372)	226	107	(16)	(1,450)	350	(1,100)
Ending AUM	$ 27,892	$ 15,103	$ 26,353	$ 10,973	$ 14,160	$ 51,507	$ 3,663	$ 149,649	$ 3,302	$ 152,952
Year Ended December 31, 2021 [1]										
Beginning AUM	$ 26,230	$ 18,368	$ 36,639	$ 14,230	$ 14,141	$ 33,676	$ 422	$ 143,706	$ 3,534	$ 147,241
Gross client cash inflows	5,935	4,562	6,756	364	2,822	6,217	1,213	27,869	386	28,254
Gross client cash outflows	(7,742)	(5,644)	(9,000)	(1,565)	(2,362)	(5,305)	(201)	(31,820)	(914)	(32,734)
Net client cash flows	(1,807)	(1,082)	(2,244)	(1,202)	460	912	1,012	(3,952)	(528)	(4,480)
Market appreciation / (depreciation)	6,169	2,685	649	2,766	1,662	6,611	30	20,573	10	20,583
Realizations and distributions	—	—	—	—	—	—	—	—	—	—
Acquired assets / Net transfers	(14)	122	110	(28)	(214)	19,165	1,084	20,226	84	20,310
Ending AUM	$ 30,578	$ 20,094	$ 35,154	$ 15,766	$ 16,050	$ 60,364	$ 2,548	$ 180,554	$ 3,100	$ 183,654
Year Ended December 31, 2020 [1]										
Beginning AUM	$ 26,347	$ 17,346	$ 38,010	$ 14,091	$ 12,754	$ 31,616	$ 81	$ 140,245	$ 11,587	$ 151,832
Gross client cash inflows	4,144	4,458	6,512	695	2,495	4,517	380	23,201	12,656	35,857
Gross client cash outflows	(7,605)	(5,201)	(9,151)	(2,631)	(2,551)	(6,931)	(44)	(34,112)	(21,097)	(55,209)
Net client cash flows	(3,460)	(742)	(2,639)	(1,936)	(56)	(2,413)	336	(10,911)	(8,441)	(19,352)
Market appreciation / (depreciation)	3,436	1,959	1,507	1,935	1,433	4,460	5	14,736	58	14,794
Realizations and distributions	—	—	—	—	—	—	—	—	—	—
Acquired assets / Net transfers	(93)	(195)	(240)	139	10	14	1	(364)	331	(33)
Ending AUM	$ 26,230	$ 18,368	$ 36,639	$ 14,230	$ 14,141	$ 33,676	$ 422	$ 143,706	$ 3,534	$ 147,241

(1) Beginning in January 2022, the Company's "Other" asset class has been categorized to Solutions, Fixed Income, Global / Non-U.S. Equity, or Alternative Investments based on the underlying investment strategy. Additionally, all assets managed using alternative investment strategeies are now included in the Company's Alternative Investments asset class. Prior-period figures have been adjusted accordingly.

AUM by Distribution Channel – the following table presents our AUM by distribution channel as of the dates indicated:

	As of December 31,					
	2022		2021		2020	
(in millions)	Amount	% of total	Amount	% of total	Amount	% of total
Direct	$ 52,551	34 %	$ 68,817	37 %	$ 68,749	46 %
Institutional	44,510	29 %	49,697	27 %	40,840	28 %
Retail	55,891	37 %	65,140	36 %	37,651	26 %
Total AUM[1]	$ 152,952	100 %	$ 183,654	100 %	$ 147,241	100 %

(1) The allocation of AUM by distribution channel involves the use of estimates and the exercise of judgment.

Assets Flows by Vehicle – the following table summarizes our asset flows by vehicle for the periods indicated:

(in millions)	Mutual Funds(1)		ETFs(2)		Separate Accounts and Other Vehicles(3)		Total	
Year Ended December 31, 2022								
Beginning AUM	$	124,142	$	4,871	$	54,641	$	183,654
Gross client cash inflows		21,198		2,043		10,692		33,934
Gross client cash outflows		(27,703)		(572)		(8,391)		(36,666)
Net client cash flows		(6,505)		1,472		2,302		(2,732)
Market appreciation / (depreciation)		(17,092)		(724)		(8,679)		(26,495)
Realization and distributions		—		—		(376)		(376)
Acquired assets / Net transfers		(1,098)		9		(11)		(1,100)
Ending AUM	$	99,447	$	5,627	$	47,877	$	152,952
Year Ended December 31, 2021								
Beginning AUM	$	112,998	$	3,976	$	30,267	$	147,241
Gross client cash inflows		19,070		849		8,335		28,254
Gross client cash outflows		(23,345)		(375)		(9,014)		(32,734)
Net client cash flows		(4,275)		474		(678)		(4,480)
Market appreciation / (depreciation)		15,638		828		4,117		20,583
Realization and distributions		—		—		—		—
Acquired assets / Net transfers(4)		(219)		(407)		20,936		20,310
Ending AUM	$	124,142	$	4,871	$	54,641	$	183,654
Year Ended December 31, 2020								
Beginning AUM	$	118,605	$	4,213	$	29,014	$	151,832
Gross client cash inflows		31,172		492		4,192		35,857
Gross client cash outflows		(48,398)		(913)		(5,898)		(55,209)
Net client cash flows		(17,226)		(420)		(1,705)		(19,352)
Market appreciation / (depreciation)		11,746		183		2,864		14,794
Realization and distributions		—		—		—		—
Acquired assets / Net transfers		(127)		—		94		(33)
Ending AUM	$	112,998	$	3,976	$	30,267	$	147,241

---

(1) Includes institutional and retail share classes, money market and Variable Insurance Products or VIP funds.

(2) Represents only ETF assets held by third parties. Excludes ETF assets held by other Victory Capital products.

(3) Includes collective trust funds, wrap program accounts, UMAs, UCITs, private funds and non-U.S. domiciled pooled vehicles.

(4) The year ended December 31, 2021 includes acquired assets of $547 million, $795 million and $19.3 billion associated with the THB, NEC and WestEnd acquisitions, which closed on March 1, 2021, November 1, 2021 and December 31, 2021, respectively. The WestEnd acquired assets had no economic impact on operations in 2021 and no effect on asset flows, average assets, revenues or earnings in the full-year period ended December 31, 2021.

December 31, 2022 AUM – Our total AUM at December 31, 2022 decreased by $30.7 billion, or 16.7%, to $153.0 billion from $183.7 billion at December 31, 2021, primarily driven by negative market movement and net outflows of $26.5 billion and $2.7 billion, respectively.

Net outflows were driven by $4.0 billion in fixed income strategies, $2.1 billion our U.S. small cap equity strategies, $1.1 billion in our U.S. large cap equity strategies, and $0.2 billion in money market and short-term strategies, partially offset by $1.9 billion in net inflows into our Solutions Platform, $1.7 billion into our alternative investment strategies, and $1.0 billion into our global/non-U.S. equity strategies.

December 31, 2021 AUM – Our total AUM at December 31, 2021 increased by $36.4 billion, or 24.7%, to $183.7 billion from $147.2 billion at December 31, 2020, primarily driven by the combination of net acquired assets and positive market movement of $20.3 billion and $20.6 billion, respectively, partially offset by net outflows of $4.5 billion.

The net outflows were driven by $2.2 billion in fixed income strategies, $1.8 billion our U.S. mid cap equity strategies, $1.2 billion in our U.S. large cap equity strategies, $1.1 billion in our U.S. small cap equity strategies

and $0.5 billion in money market and short-term strategies, partially offset by $1.9 billion in net inflows into our Solutions Platform and $0.5 billion into our global/non-U.S. equity strategies.

December 31, 2020 AUM – Our total AUM at December 31, 2020 was $147.2 billion, a decrease of $4.6 billion, or 3.0%, compared to $151.8 billion at December 31, 2019. The decrease in AUM during 2020 was due to net outflows of $19.4 billion partially offset by $14.8 billion in positive market movement. Short-term money market assets accounted for $3.5 billion, or 2.4% of the total AUM at December 31, 2020.

The net outflows were driven by $8.4 billion in money market and short-term strategies, $3.5 billion in our U.S. mid cap equity strategies, $2.6 billion in our fixed income strategies, $2.1 billion in our Solutions Platform, $1.9 billion in our U.S. large cap equity strategies and $0.7 billion in our U.S. small cap equity strategies.

GAAP Results of Operations

Our GAAP revenues principally consist of: (i) investment management fees, which are based on our overall weighted average fee rate charged to our clients and our level of AUM and (ii) fund administration and distribution fees, which are asset-based fees earned from open-end mutual funds for administration and distribution services. Fund administration and fund distribution fees also include fund transfer agent fees (related to the USAA Funds), which are based on a contractual rate applied to average AUM or the number of accounts in these funds.

The Company has contractual arrangements with third parties to provide certain advisory, administration, transfer agent and distribution services. Management considers whether we are acting as the principal service provider or as an agent to determine whether revenue should be recorded based on the gross amount payable by the customer or net of payments to third-party service providers, respectively. Victory is considered a principal service provider if we control the service that is transferred to the customer. We are considered an agent when we arrange for the service to be provided by another party and do not control the service.

Investment Management Fees – Investment management fees are earned from managing clients' assets. Our investment management fee revenue fluctuates based on a number of factors, including the total value of our AUM, the composition of AUM across investment strategies and vehicles, changes in the investment management fee rates on our products and the extent to which we enter into fee arrangements that differ from our standard fee schedule as well as the extent to which our fund expenses exceed fund caps. Investment management fees are earned based on a percentage of AUM as delineated in the respective investment management agreements. Our investment management fees are calculated based on daily average AUM, monthly average AUM or point in time AUM.

Fund Administration and Distribution Fees – Fund administration fees are primarily asset-based fees earned from open-end funds for administration services. Fund administration fees fluctuate based on the level of average open-end fund AUM and the fee rates charged for these services.

Fund distribution fees are asset-based fees earned from open-end funds for distribution services. Fund distribution fees fluctuate based on the level of average open-end fund AUM and the composition of those assets across share classes that pay varying levels of fund distribution fees.

The Company has contractual arrangements with a third party to provide certain sub-administration services. We are the primary obligor under the contracts with the Victory Funds, USAA Funds and VictoryShares and have the ability to select the service provider and establish pricing. As a result, fund administration fees and sub-administration expenses are recorded on a gross basis. VCS has contractual arrangements with third parties to provide certain distribution services. VCS is the primary obligor under the contracts with the Victory Funds and USAA Funds and has the ability to select the service provider and establish pricing. Substantially all of VCS's revenue is recorded gross of payments made to third parties.

Fund transfer agent fees are earned for providing mutual fund shareholder services. Transfer agent fees fluctuate based on the level of average AUM and the number of accounts in the USAA Funds.

The Company has contractual arrangements with a third party to provide certain sub-transfer agent services. We are the primary obligor under the transfer agency contracts with the USAA Funds and have the ability to select the service provider and establish pricing. As a result, fund transfer agent fees and sub-transfer agent expenses are recorded on a gross basis.

GAAP Expenses

Our GAAP expenses principally consist of: (i) personnel compensation and benefits; (ii) distribution and other asset-based expenses; (iii) general and administrative expenses; (iv) depreciation and amortization charges; and (v) acquisition-related expenses comprising of changes in the fair value of contingent acquisition payments and restructuring and acquisition costs.

Personnel Compensation and Benefits – Personnel compensation and benefits is our most significant category of expense. Personnel compensation and benefits consists of (i) salaries, payroll related taxes and employee benefits, (ii) incentive compensation, (iii) sales-based compensation, (iv) compensation expense related to equity awards granted to employees and directors and (v) acquisition-related compensation in the form of cash retention bonuses and certain transaction-related compensatory payment arrangements.

Incentive compensation is the largest component of the total compensation of our employees. The aggregate amount of cash incentive compensation is funded by a pool that is based on a percentage of total Company earnings (before taking into account incentive compensation). This incentive pool is used to pay the investment teams a percentage of the revenue earned by their respective Franchise on a quarterly basis. This incentive pool is also used to pay incentive compensation to senior management and other non-investment employees on an annual basis. Incentive compensation paid to senior management and to other non-investment employees is discretionary and subjectively determined based on Company and individual performance and the total amount of the incentive compensation pool.

Distribution and Other Asset-based Expenses – Distribution and other asset-based expenses consists of: (i) broker-dealer distribution fees and platform distribution fees and (ii) sub-administration, sub-transfer agent, sub-advisory expenses and middle-office expenses.

Broker-dealer distribution fees are paid by VCS as the broker-dealer for the Victory Funds and USAA Funds to third-party distributors. The Victory Funds and USAA Funds pay VCS for distribution services and VCS, in turn, pays third-party distributors.

Platform distribution fees are paid by VCM as the investment adviser to the Victory Funds and USAA Funds. Platform distribution fees are paid to financial advisors, retirement plan providers and intermediaries for servicing and administering accounts invested in shares of the Victory Funds and USAA Funds. Distribution fees typically vary based on the level of AUM and the composition of those assets across share classes.

Sub-administration, sub-transfer agent, sub-advisory and middle-office expenses consist of fees paid to our sub-administrators of the Victory Funds, VictoryShares and USAA Funds, fees paid to our sub-transfer agent for the USAA Funds, fees paid to sub-advisers on certain Victory Funds and USAA Funds and fees paid to vendors to which we outsource middle-office functions.

- VCM acts as the administrator to the Victory Funds, VictoryShares and USAA Funds. VCM has hired a sub-administrator, the fees for which are captured in sub-administration expense. As administrator, VCM supervises the operations of the Victory Funds, VictoryShares and USAA Funds, including the services provided by the sub-administrators. The sub-administrators are paid through a contractual arrangement based on a percentage of the average fund AUM.

- VCTA acts as the transfer agent to the USAA Funds. VCTA has hired a sub-transfer agent, the fees for which are captured in sub-administration expense. As transfer agent, VCTA oversees the services provided by the sub-transfer agent. The sub-transfer agent is paid through a contractual arrangement based on a percentage of average fund AUM.

- VCM, as the investment adviser for the Victory Funds and USAA Funds, has hired unaffiliated sub-advisers to manage funds for which we do not have in-house capabilities. The fees paid to the sub-advisers are contractual based on a percentage of assets that they manage or based upon a percentage of revenue.

- We have outsourced middle-office operations to achieve a scalable operational infrastructure that utilizes a variable-cost model. We have selected to partner with top-tier vendors who perform trade operations, portfolio accounting and performance measurement with oversight from our operations team. The fees paid to these vendors are variable and structured based on the number of accounts, assets and specific services performed.

General and Administrative Expenses – General and administrative expenses primarily consist of investment research and technology costs, professional and marketing fees, travel, rent and insurance expenses.

Depreciation and Amortization – Depreciation and amortization expense consists primarily of the depreciation of property and equipment as well as the amortization of acquired intangibles that have a definite life. These intangibles include customer relationships, investment advisory contracts, intellectual property and non-compete clauses acquired in connection with a business or asset acquisition. Both depreciation and amortization are recorded ratably over the assets' useful lives.

Acquisition-Related Costs – Acquisition-related costs include legal fees, advisory services, mutual fund proxy voting costs and other one-time expenses related to acquisitions.

Restructuring and Integration Costs – Restructuring and integration costs include costs incurred in connection with business combinations, including the increase in the fair value of contingent acquisition payments, asset purchases and changes in business strategy. These include severance expenses related to one-time benefit arrangements, contract termination and other costs to integrate investment platforms, products and personnel into existing systems, processes and service provider arrangements and restructuring the business to capture operating expense synergies.

Other non-operating items of income and expense consist of: (i) interest income and other income (expense); (ii) interest expense and other financing costs; (iii) loss on debt extinguishment; and (iv) income tax expense.

Interest Income and Other Income (Expense) – Interest income and other income (expense) consists primarily of interest income, gains (losses) on investments and dividend income on investments.

Interest Expense and Other Financing Costs – Interest expense and other financing costs consists primarily of interest expense attributable to long-term debt. Refer to "Liquidity and Capital Resources" for more information.

Loss on Debt Extinguishment – Loss on debt extinguishment consists of the write-off of unamortized debt issuance costs and unamortized debt discount as a result of debt refinancing, the acceleration of the paydown of debt principal and debt repurchased and retired in open market transactions.

Income Tax Expense – The provision for income taxes includes U.S. federal, state and local taxes, and foreign income taxes payable by certain of our subsidiaries. The effective tax rate is primarily driven by state and local taxes and excess tax benefits on share-based compensation. The portion of the effective income tax rate attributable to state and local income taxes varies from year to year depending on amounts of income apportioned to each jurisdiction, whether we file income tax returns on a unitary or separate return basis and with changes in tax laws.

The following table presents our GAAP results of operations for the years ended December 31, 2022, 2021 and 2020 (in thousands except per share data).

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue			
Investment management fees	$ 664,710	$ 674,539	$ 562,036
Fund administration and distribution fees	190,090	215,726	213,315
Total revenue	**854,800**	**890,265**	**775,351**
Expenses			
Personnel compensation and benefits	238,198	234,833	197,158
Distribution and other asset-based expenses	161,105	176,385	175,687
General and administrative	52,373	53,722	51,218
Depreciation and amortization	43,201	18,840	16,381
Change in value of consideration payable for acquisition of business	(40,600)	13,800	11,300
Acquisition-related costs	534	16,262	1,108
Restructuring and integration costs	881	2,578	7,786
Total operating expenses	**455,692**	**516,420**	**460,638**
Income from operations	**399,108**	**373,845**	**314,713**
Other income (expense)			
Interest income and other income (expense)	(2,463)	6,045	3,703
Interest expense and other financing costs	(43,964)	(24,652)	(37,005)
Loss on debt extinguishment	(2,648)	(4,596)	(2,871)
Total other income (expense), net	**(49,075)**	**(23,203)**	**(36,173)**
Income before income taxes	**350,033**	**350,642**	**278,540**
Income tax expense	**(74,522)**	**(72,253)**	**(66,018)**
Net income	$ **275,511**	$ **278,389**	$ **212,522**
Earnings per share of common stock			
Basic	$ 4.02	$ 4.10	$ 3.14
Diluted	$ 3.81	$ 3.75	$ 2.88
Weighted average number of shares outstanding			
Basic	68,481	67,976	67,710
Diluted	72,266	74,151	73,719
Dividends declared per share of common stock	$ 1.00	$ 0.53	$ 0.23

Investment Management Fees

2022 compared to 2021 – Investment management fees decreased $9.8 million, or 1.5%, to $664.7 million in 2022 from $674.5 million in 2021 due to decrease in revenue realization due to a shift in asset class and product mix, partially offset by an increase in average AUM. Average AUM was $164.0 billion in 2022 compared to $158.6 billion in 2021.

2021 compared to 2020 – Investment management fees increased $112.5 million, or 20.0%, to $674.5 million in 2021 from $562.0 million in 2020 due to an increase in average AUM year over year, partially offset by a decrease in revenue realization due to a shift in asset class and product mix. Average AUM was $158.6 billion in 2021 compared to $136.4 billion in 2020, mostly attributable to market appreciation.

Fund Administration and Distribution Fees

2022 compared to 2021 – Fund administration and distribution fees decreased $25.6 million, or 11.9%, to $190.1 million in 2022 compared to $215.7 million in 2021. The decrease is due primarily to lower mutual fund average net assets.

2021 compared to 2020 – Fund administration and distribution fees were relatively flat, increasing $2.4 million, or 1.1% to $215.7 million in 2021 compared to $213.3 million in 2020. The increase is due to an increase in fund administration fees, partially offset by a decrease in transfer agent fees and a shift in the mix of assets to lower 12b-1 paying share classes.

Personnel Compensation and Benefits

The following table presents the components of GAAP compensation expense for the year ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,		
(in thousands)	**2022**	**2021**	**2020**
Salaries, payroll related taxes and employee benefits	$ 87,819	$ 87,101	$ 76,304
Incentive compensation	94,511	108,952	87,412
Sales-based compensation[1]	27,589	19,249	14,158
Equity awards granted to employees and directors[2]	17,816	17,625	18,096
Acquisition and transaction-related compensation	10,463	1,906	1,188
Total personnel compensation and benefits expense	**$ 238,198**	**$ 234,833**	**$ 197,158**

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[1] Represents sales-based commissions paid to our distribution teams. Sales-based compensation varies based on gross and net client cash flows and revenue earned on sales.

[2] Share-based compensation typically vests over several years based on service and the achievement of specific business and financial targets. The value of share-based compensation is recognized as compensation expense over the vesting period.

2022 compared to 2021 – Personnel compensation and benefits were $238.2 million in 2022, an increase of $3.4 million, or 1.4%, from $234.8 million in 2021 primarily due to an increase in variable costs such as sales-based compensation. Also contributing was an increase in headcount and acquisition and transaction-related compensation as a result of the WestEnd and NEC acquisitions in the fourth quarter of 2021. Partially offsetting the increase was a decrease in incentive compensation as a result of a decline in operating results. Salaries, payroll related taxes and employee benefits were $87.8 million and $87.1 million, respectively, for the years ended December 31, 2022 and 2021. Incentive compensation and equity awards granted to employees and directors were $94.5 million and $17.8 million, respectively, for the year ended December 31, 2022, compared to $109.0 million and $17.6 million, respectively, for the same period in 2021.

2021 compared to 2020 – Personnel compensation and benefits were $234.8 million in 2021, an increase of $37.7 million, or 19.1%, from $197.2 million in 2020 primarily attributable to an increase in salaries, payroll related taxes and employee benefits, incentive compensation and sales-based compensation due to an increase in headcount and an increase in operating results, resulting in an increase in variable costs such as the incentive compensation pool for employees, sales commissions, and third-party distribution costs. Salaries, payroll related taxes and employee benefits were $87.1 million and $76.3 million, respectively, for the years ended December 31, 2021 and 2020. Incentive compensation and equity awards granted to employees and directors were $109.0 million and $17.6 million, respectively, for the year ended December 31, 2021, compared to $87.4 million and $18.1 million, respectively, for the same period in 2020.

Distribution and Other Asset-based Expenses

The following table presents the components of distribution and other asset-based expenses for the year ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,		
(in thousands)	**2022**	**2021**	**2020**
Broker-dealer distribution fees	$ 22,703	$ 26,008	$ 22,936
Platform distribution fees	98,155	108,245	115,614
Sub-administration	16,261	17,129	15,144
Sub-advisory	13,573	14,124	12,174
Middle-office	10,413	10,879	9,820
Total distribution and other asset-based expenses	**$ 161,105**	**$ 176,385**	**$ 175,688**

2022 compared to 2021 – Distribution and other asset-based expenses are primarily based on AUM. Distribution and other asset-based expenses decreased $15.3 million, or 8.7%, to $161.1 million in 2022 compared to $176.4 million in 2021, primarily due to a change in vehicle mix and our underlying distribution platforms.

2021 compared to 2020 – Distribution and other asset-based expenses are primarily based on AUM. Distribution and other asset-based expenses were relatively flat, increasing $0.7 million, or 0.4%, to $176.4 million in 2021 compared to $175.7 million in 2020, primarily due to an increase in broker dealer distribution fees as a result of higher average AUM over the comparable period offset by a change in asset mix of our underlying retail distribution platforms.

General and Administrative Expenses

2022 compared to 2021 – General and administrative expenses were $52.4 million in 2022 compared to $53.7 million in 2021. The decrease of $1.3 million, or 2.5%, was primarily due to decreases in technology and professional fees.

2021 compared to 2020 – General and administrative expenses were $53.7 million in 2021 compared to $51.2 million in 2020. The increase of $2.5 million, or 4.9%, was primarily due to increases in technology and professional fees partially offset by a reduction in transition service agreement costs related to the USAA AMCO Acquisition, which ended in the fourth quarter of 2020.

Depreciation and Amortization

2022 compared to 2021 – Depreciation and amortization increased by $24.4 million, 129.3%, to $43.2 million in 2022, from $18.8 million in 2021, primarily due to the increase in amortization expense related to definite lived intangible assets in connection with the WestEnd and NEC acquisitions in the fourth quarter of 2021.

2021 compared to 2020 – Depreciation and amortization increased by $2.5 million, 15.0%, to $18.8 million in 2021, from $16.4 million in 2020, due to the addition of depreciation expense related to the launch of the Company's direct investor digital platform, which went live in November 2020.

Change in Value of Consideration Payable for Acquisition of Business

2022 compared to 2021 - The change in value of consideration payable for acquisition of business decreased $54.4 million as a result of decreases of $3.6 million and $37.0 million in the fair value of the contingent consideration associated with the USAA AMCO and WestEnd Acquisitions, respectively, for the year ended December 31, 2022 compared to an increase of $13.8 million associated with the USAA AMCO Acquisition for the year ended December 31, 2021. Refer to Note 4, Acquisitions, for further details on the fair value of contingent consideration payable.

2021 compared to 2020 - The change in value of consideration payable for acquisition of business increased $2.5 million as a result of an increase in the fair value of the contingent consideration associated with the USAA

AMCO acquisition of $13.8 million for the year ended December 31, 2021 compared to an increase of $11.3 million in the prior year. Refer to Note 4, Acquisitions, for further details on the fair value of contingent consideration payable.

Acquisition-Related Costs

2022 compared to 2021 – Acquisition-related costs decreased $15.7 million to $0.5 million for the year ended December 31, 2022 compared to $16.3 million in the prior year. The decrease is primarily due to the NEC and WestEnd acquisitions which closed on November 1, 2021 and December 31, 2021, respectively. The 2021 acquisition-related expenses include various transaction costs such as legal and filing fees and other professional fees as well as an estimated liability for potential one-time payments related to a prior acquisition.

2021 compared to 2020 – Acquisition-related costs increased $15.2 million to $16.3 million for the year ended December 31, 2021 compared to $1.1 million in the prior year. The increase is primarily due to the NEC and WestEnd acquisitions which closed on November 1, 2021 and December 31, 2021, respectively. The 2021 acquisition-related expenses include various transaction costs such as legal and filing fees and other professional fees as well as an estimated liability for potential one-time payments related to a prior acquisition.

Restructuring and Integration Costs

2022 compared to 2021 – Restructuring and integration costs decreased $1.7 million to $0.9 million for the year ended December 31, 2022 compared to $2.6 million in the prior year. The decrease is due to personnel restructuring within the direct to investor business.

2021 compared to 2020 – Restructuring and integration costs decreased $5.2 million, or 66.9%, to $2.6 million for the year ended December 31, 2021 compared to $7.8 million in the prior year. The decrease is due to higher integration and conversion costs associated with the USAA AMCO Acquisition recorded in 2020 compared to personnel restructuring costs within the direct investor business recorded in 2021.

Interest Income and Other Income (Expense)

2022 compared to 2021 – Interest income and other income (expense) was expense of $2.5 million in 2022 compared to income of $6.0 million in 2021. The decrease was due to decrease in the net unrealized fair value of deferred compensation plan investments in 2022 compared to an increase in dividend income and unrealized gains on deferred compensation plan investments in 2021.

2021 compared to 2020 – Interest income and other income (expense) was income of $6.0 million in 2021, compared to income of $3.7 million in 2020. The increase was due to an increase in dividend income and unrealized gains on deferred compensation plan investments over the comparable period.

Interest Expense and Other Financing Costs

2022 compared to 2021 – Interest expense and other financing costs increased $19.3 million to $44.0 million in 2022 from $24.7 million in 2021. The expense increase is primarily due to an increase in interest expense as a result of a higher debt principal balance resulting from our incremental borrowing in December 2021 to fund the WestEnd Acquisition. Also contributing was a higher average interest rate over the comparable period.

2021 compared to 2020 – Interest expense and other financing costs decreased by $12.4 million, or 33.4%, to $24.7 million in 2021, from $37.0 million in 2020. The expense decrease is primarily due to a decrease in interest expense as a result of a lower debt principal balance and a lower average interest rate over the comparable period.

Loss on Debt Extinguishment

2022 compared to 2021 – Loss on debt extinguishment decreased by $1.9 million to $2.6 million in 2022 compared to $4.6 million in the prior year. The decrease is due to expenses incurred in 2021 related to entering into the Second Amendment to the Credit Agreement.

2021 compared to 2020 – Loss on debt extinguishment increased by $1.7 million, or 60.1%, to $4.6 million in 2021 compared to $2.9 million in the prior year. The increase is largely due to repayments of term loan principal and entering into the Second Amendment to the Credit Agreement in February 2021. Also contributing, but to a lesser extent, were unamortized debt issuance and unamortized debt discount expenses which were partially offset by gains recognized on repurchases and retirement of outstanding debt below par in the open market in 2020.

Income Tax Expense

2022 compared to 2021 – Our effective tax rate increased 0.7% from 20.6% in 2021 to 21.3% in 2022. The change in the effective tax rate was primarily due to increased non-deductible expenses. Refer to Note 10, Income Taxes, to the audited financial statements for further details on income taxes.

2021 compared to 2020 – Our effective tax rate decreased 3.1% from 23.7% in 2020 to 20.6% in 2021. The decrease in the effective tax rate was primarily due to higher excess tax benefits on share-based compensation. Refer to Note 10, Income Taxes, to the audited financial statements for further details on income taxes.

Effects of Inflation

Inflation did not have a material effect on our consolidated results of operations. Inflationary pressures can result in increases to our cost structure. Certain large expense components such as compensation and distribution expenses are predominately variable and move in tandem with revenues. To the degree that these expense increases are not recoverable or cannot be counterbalanced through price increases due to the competitive environment, our profitability could be negatively impacted. In addition, the value of the fixed income assets that we manage may be negatively impacted when inflationary expectations result in a rising interest rate environment. Declines in the values of AUM could lead to reduced revenues as investment management fees are generally earned as a percentage of AUM.

Supplemental Non-GAAP Financial Information

We report our financial results in accordance with GAAP. Our management uses non-GAAP performance measures to evaluate the underlying operations of our business. Non-GAAP financial measures are used to supplement GAAP results to provide a more complete understanding of the factors and trends affecting our business than GAAP results alone. Due to our acquisitive nature, there are a number of acquisition and restructuring related expenses included in GAAP measures that we believe distort the underlying economics of our organization and we believe that many investors use this information when assessing the financial performance of companies in the investment management industry. We have included these non-GAAP measures to provide investors with the same financial metrics used by management to assess the operating performance of our Company.

Non-GAAP measures should be considered in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP. Our non-GAAP measures may differ from similar measures at other companies, even if similar terms are used to identify these measures. Specifically, we make use of the non-GAAP financial measures "Adjusted EBITDA" and "Adjusted Net Income."

The following table sets forth a reconciliation from GAAP financial measures to non-GAAP measures for the periods indicated:

(in thousands)	Year Ended December 31,		
	2022	2021	2020
Reconciliation of non-GAAP financial measures:			
Net income (GAAP)	$ 275,511	$ 278,389	$ 212,522
Income tax expense	(74,522)	(72,253)	(66,018)
Income before income taxes	$ 350,033	$ 350,642	$ 278,540
Interest expense[1]	41,024	24,285	33,724
Depreciation[2]	8,045	6,209	3,551
Other business taxes[3]	2,118	1,657	(2,556)
Amortization of acquisition-related intangible assets[4]	35,160	12,631	12,830
Share-based compensation[5]	10,143	13,110	15,020
Acquisition, restructuring and exit costs[6]	(28,722)	34,546	29,463
Debt issuance costs[7]	5,620	5,589	6,546
Losses from equity method investments[8]	825	331	193
Adjusted EBITDA	$ 424,246	$ 449,000	$ 377,311

(in thousands)	Year Ended December 31,		
	2022	2021	2020
Reconciliation of non-GAAP financial measures:			
Net income (GAAP)	$ 275,511	$ 278,389	$ 212,522
Adjustments to reflect the operating performance of the Company:			
i. Other business taxes[3]	2,118	1,657	(2,556)
ii. Amortization of acquisition-related intangible assets[4]	35,160	12,631	12,830
iii. Share-based compensation[5]	10,143	13,110	15,020
iv. Acquisition, restructuring and exit costs[6]	(28,722)	34,546	29,463
v. Debt issuance costs[7]	5,620	5,589	6,546
Tax effect of above adjustments[9]	(6,080)	(16,883)	(15,326)
Adjusted Net Income	$ 293,750	$ 329,039	$ 258,499
Tax benefit of goodwill and acquired intangibles[10]	$ 37,490	$ 28,012	$ 26,992

Adjustments made to GAAP Net Income to calculate Adjusted EBITDA and Adjusted Net Income, as applicable, are:

(1)   Adding back interest paid on debt and other financing costs, net of interest income.

(2)   Adding back depreciation on property and equipment.

(3)   Adding back other business taxes.

(4)   Adding back amortization expense on acquisition-related intangible assets.

(5)   Adding back share-based compensation associated with equity awards issued from pools created in connection with the management-led buyout and various acquisitions and as a result of equity grants related to the initial public offering (the "IPO").

(6)   Adding back direct incremental costs of acquisitions, including restructuring costs.

(7)   Adding back debt issuance cost expense.

(8)   Adjusting for losses (earnings) on equity method investments.

(9)   Subtracting an estimate of income tax expense applied to the sum of the adjustments above.

(10)   Represents the tax benefits associated with deductions allowed for intangibles and goodwill generated from acquisitions in which we received a step-up in basis for tax purposes. Acquired intangible assets and goodwill may be amortized for tax purposes, generally over a 15-year period. The tax benefit from amortization on these assets is included to show the full economic benefit of deductions for all acquired intangibles with a step-up in tax basis. Due to our acquisitive nature, tax deductions allowed on acquired intangible assets and goodwill provide us with a significant economic benefit.

The following table presents the components of acquisition, restructuring and exit costs for the periods indicated:

| | Year Ended December 31, | | |
(in thousands)	2022	2021	2020
Acquisition-related costs	$ 534	$ 16,262	$ 1,108
Change in value of consideration payable for acquisition of business	(40,600)	13,800	11,300
Restructuring and integration costs	881	2,578	7,786
General and administrative	—	—	8,081
Personnel compensation and benefits	10,463	1,906	1,188
Total acquisition, restructuring and exit costs	**$ (28,722)**	**$ 34,546**	**$ 29,463**

Liquidity, Capital Resources and Contractual Obligations

Sources and Uses of Cash – We generate strong cash flows from operations that allow us to meet our cash requirements. Our primary uses of cash include: (i) repayment of our debt obligations, (ii) funding of acquisitions, (iii) payment of contingent consideration for previous acquisitions, and (iv) working capital needs. Cash flows from operations also allow us to meet certain other cash uses such as quarterly cash dividends and the repurchase of our Common Stock. We believe we have sufficient liquidity and capital resources to continue to paydown our debt obligations as well as to continue focusing on acquisition candidates.

The following table presents our liquidity position as of December 31, 2022 and 2021:

(in thousands)	December 31, 2022	December 31, 2021
Cash and cash equivalents[1]	$ 38,171	$ 69,533
Accounts and other receivables[2]	84,473	104,305
Undrawn commitment on revolving credit facility[3]	100,000	100,000
Accounts and other payables[4]	(109,320)	(121,057)

(1)   We manage our cash balances in order to fund our day-to-day operations and invest excess cash into money market funds and other short-term investments.

(2)   Our accounts receivables consist primarily of investment management, fund administrative and distribution fees that have been earned but not yet received from clients. We perform a review of our receivables on a monthly basis to assess collectability.

(3)   The balance at December 31, 2022 represents the Company's undrawn $99.9 million revolving credit facility and a $0.1 million standby letter of credit used as collateral for THB's real estate location. At December 31, 2021, the revolving credit facility had an undrawn balance of $99.9 million and a $0.1 million standby letter of credit used as collateral for THB's real estate location.

(4)   Accounts and other payables consist primarily of various payables related to operations, transaction costs and interest payable on the term loan, as well as accrued compensation and benefits.

December 31, 2021 includes the required principal amortization of 1.00% per annum related to the Company's term loan.

Excludes $28.0 million and $36.6 million at December 31, 2022 and 2021, respectively, related to the estimated fair value of the contingent consideration that is expected to be paid over the next twelve month period resulting from the USAA AMCO and WestEnd Acquisitions.

2021 Debt Repricing

On February 18, 2021, the Company entered into the Second Amendment (the "Second Amendment") to the 2019 Credit Agreement with the other loan parties thereto, Barclays Bank PLC, as administrative agent, and the Royal Bank of Canada as fronting bank. Pursuant to the Second Amendment, the Company repriced the existing term loans with replacement term loans in an aggregate principal amount of $755.7 million (the "Repriced Term Loans"). The Repriced Term Loans have substantially the same terms as the previously existing term loans, including the same maturity date of July 2026, except that the Repriced Term Loans

provided for a reduced applicable margin on LIBOR of 25 basis points. After the Second Amendment, the applicable margin on LIBOR under the Repriced Term Loans was 2.25%.

2021 Incremental Term Loans

On December 31, 2021, the Company entered into the Third Amendment (the "Third Amendment") to the 2019 Credit Agreement with the guarantors party thereto, Barclays Bank PLC, as administrative agent, and the lenders party thereto from time to time. Pursuant to the Third Amendment, the Company obtained incremental term loans (the "2021 Incremental Term Loans") in an aggregate principal amount of $505.0 million and used the proceeds to fund the WestEnd Acquisition and to pay fees and expenses incurred in connection therewith. The 2021 Incremental Term Loans mature in December 2028 and bear interest at an annual rate equal to, at the option of the Company, either LIBOR (adjusted for reserves and subject to a 50 basis point floor) plus a margin of 2.25% or an alternate base rate plus a margin of 1.25%.

Original issue discount was $2.5 million for the 2021 Incremental Term Loans. The Company incurred a total of $9.1 million of other third party costs related to the 2021 Incremental Term Loans, which were recorded as term loan debt issuance costs.

2022 LIBOR to Term SOFR Rate Transition

On September 23, 2022, the Company entered into the Fourth Amendment (the "Fourth Amendment") to the 2019 Credit Agreement to change the interest rate on the Repriced Term Loans and 2021 Incremental Term Loans from LIBOR to a rate based on SOFR plus a ten-basis point credit spread adjustment. There was no change to the applicable margin on the referenced rate as a result of the Fourth Amendment.

The LIBOR rate loans outstanding as of the Fourth Amendment's effective date continued as LIBOR rate loans until the end of their then current interest periods. The 2021 Incremental Term Loans converted into Term SOFR loans on September 30, 2022, while the Repriced Term Loans converted into Term SOFR loans on October 6, 2022. Also on October 6, 2022, the interest periods for the Repriced Term Loans and 2021 Incremental Term Loans were aligned and the three-month Term SOFR rate was elected for all the Company's term loans.

2020 Swap Transaction

On March 27, 2020, the Company executed a floating-to-fixed interest rate swap transaction ("Swap") to effectively fix the interest rate at 3.465% on $450 million of its outstanding Term Loan through the Term Loan maturity date of July 2026. Pursuant to the Second Amendment, the Company lowered the spread on the Term Loan by 0.25% resulting in a new fixed rate of 3.215% on the $450 million of Term Loan subject to the Swap. On September 26, 2022, the Company and the Swap counterparty executed an amendment to the Swap ("the Swap Amendment") to update LIBOR conventions to SOFR conventions and to modify the fixed rate for the change from three-month LIBOR to three-month Term SOFR effective on October 6, 2022. There was no change to the $450 million notional value, the July 1, 2026 expiration date, the quarterly payment frequency or the designated three-month maturity from the Swap Amendment. The interest rate effectively fixed by the Swap on $450 million of the Company's outstanding term loan debt through July 1, 2026 changed from 3.215% to 3.149% as a result of the Swap Amendment.

At December 31, 2022 and 2021, the $450 million notional value Swap had a fair value of $46.9 million and $7.8 million, respectively, which was included in other assets on the Consolidated Balance Sheets. For the years ended December 31, 2022 and 2021, the Company recognized income, net of tax, of $29.7 million and $13.5 million, respectively, in accumulated other comprehensive income (loss). For the years ended December 31, 2022 and 2021, the Company reclassified income of $3.7 million and a loss of $3.6 million, respectively, from accumulated other comprehensive income (loss) to interest expense and other financing costs on the Consolidated Statements of Operations. Refer to Note 12, Derivatives, for further information on the Swap.

Contingent Consideration

At December 31, 2022 and 2021, the Company had $230.4 million and $309.4 million, respectively, in contingent consideration that is estimated to be payable over the next one and three years resulting from the USAA AMCO and WestEnd Acquisitions. For the years ended December 31, 2022 and 2021, the Company recorded a decrease of $3.6 million and an increase of $13.8 million, respectively, in contingent payment liabilities associated with the USAA AMCO Acquisition. For the year ended December 31, 2022, the Company recorded a decrease of $37.0 million in contingent payment liabilities associated WestEnd Acquisition, which is included in consideration payable for acquisition of business in the Consolidated Balance Sheets.

Advertising and Marketing Costs

In December 2022, the Company entered into a long-term partnership with Spurs Sports & Entertainment and executed naming rights and partnership agreements for the team's new performance center. The agreements, which end in 2033, grant the Company exclusive naming rights, sponsorship, signage, advertising and other promotional rights and benefits for the new performance center.

Payments made under the agreements are deferred and expensed on a straight-line basis over the term of the arrangement. The related advertising and marketing expense is recorded in general and administrative expense in the Consolidated Statements of Operations. The balance of amounts paid less amortized expense are included in the Consolidated Balance Sheets in other assets when cumulative payments exceed amortized expense and in other liabilities when amortized expense exceeds cumulative payments.

Capital Requirements

VCS is a registered broker-dealer subject to the Uniform Net Capital requirements under the Exchange Act, which requires maintenance of certain minimum net capital levels. In addition, we have certain non-U.S. subsidiaries that have minimum capital requirements. As a result, such subsidiaries of our Company may be restricted in their ability to transfer cash to their parents. VCS and our non-U.S. subsidiaries were in compliance with these requirements as of and for the years ended December 31, 2022, 2021 and 2020.

Cash Flows – The following table is derived from our Consolidated Statements of Cash Flows for the year ended December 31, 2022, 2021 and 2020.

	Year Ended December 31,		
(in thousands)	**2022**	**2021**	**2020**
Net cash provided by operating activities	$ 335,211	$ 376,196	$ 250,616
Net cash used in investing activities	(6,317)	(556,588)	(12,340)
Net cash (used in) provided by financing activities	(360,186)	227,217	(252,696)

Operating Activities

2022 compared to 2021 – Cash provided by operating activities was $335.2 million in 2022, compared to $376.2 million in 2021. The $41.0 million net decrease in cash provided by operating activities was due to the combination of a $24.0 million decrease in working capital and a $14.2 million decrease in non-cash items.

2021 compared to 2020 – Cash provided by operating activities was $376.2 million in 2021, compared to $250.6 million in 2020. The $125.6 million net increase in cash provided by operating activities was due to the combination of a $65.9 million increase in net income and a $67.2 million net increase in working capital as a result of timing of account payable and accrued expenses. Partially offsetting were adjustments for certain non-cash items totaling $7.5 million.

Investing Activities

2022 compared to 2021 – Cash used in investing activities decreased by $550.3 million to $6.3 million in 2022, from $556.6 million in 2021. The decrease was primarily due to $539.3 million paid in cash in the fourth quarter of 2021 related to the November 1, 2021 and December 31, 2021 closings of the NEC and WestEnd acquisitions, respectively.

2021 compared to 2020 – Cash used in investing activities increased by $544.3 million to $556.6 million in 2021, from $12.3 million in 2020. The increase was primarily due to $539.3 million paid in cash in the fourth quarter of 2021 related to the November 1, 2021 and December 31, 2021 closings of the NEC and WestEnd acquisitions, respectively.

Financing Activities

2022 compared to 2021 – Cash used in financing activities increased $587.4 million to $360.2 million in 2022 compared to cash provided by financing activities of $227.2 million in 2021. The increase was primarily due to

term loan prepayments, repurchases of our Common Stock, payment of dividends and payment of taxes related to settlement of equity awards and payment of consideration for acquisition of $149.1 million, $101.2 million, $69.2 million, $31.1 million and $23.8 million, respectively, during 2022.

2021 compared to 2020 – Cash provided by financing activities increased $479.9 million to $227.2 million in 2021 compared to cash used in financing activities of $252.7 million in 2020. The increase was due to $502.5 million of net proceeds from the Incremental Term Loans received in 2021, which was partially offset by term loan prepayments, repurchases of our Common Stock, payment of dividends and payment of taxes related to settlement of equity awards and payment of consideration for acquisition of $142.0 million, $31.5 million, $37.2 million, $26.7 million and $37.5 million, respectively, during 2021.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in accordance with GAAP is based on the selection and application of accounting policies that require us to make significant estimates and assumptions that in certain circumstances affect amounts reported in the audited consolidated financial statements. In preparing these financial statements, our estimates and judgements are based on historical experience, information from third-party valuation professionals and various other assumptions, giving due consideration to materiality. We consider the accounting policies discussed below to be critical to the understanding of our consolidated financial statements. Actual results could differ from our estimates and assumptions, and any such difference could be material to our consolidated financial statements. Significant accounting policies are described more fully in Note 2, Significant Accounting Policies, to the audited consolidated financial statements.

Business Combinations – We recognize and measure identifiable assets acquired and liabilities assumed in business combinations as of the acquisition date at fair value. The process of determining the fair value of identifiable intangible assets at the date of acquisition utilizes an income approach and requires significant estimates and judgment as to expectations for earnings on the related managed assets acquired, redemption rates, growth rates from sales efforts, the effects of market conditions and a discount rate. The process for estimating the fair value of acquired trade names considers comparable royalty rates and projected revenue streams. We typically utilize an independent valuation expert to assist with these valuations.

We recognize and measure contingent consideration liabilities at fair value as of the acquisition date using an option pricing model and Monte Carlo simulation. These valuations require significant estimates and judgments related to projected revenue growth rates, adjustments for market-based risk, volatility and discount rates. The fair value of contingent consideration liabilities is remeasured at each reporting period, typically using the same methodology used to determine the acquisition date fair value. Any change in the fair value estimate subsequent to the acquisition date is recorded in the earnings of that period.

Goodwill and Indefinite-lived Intangible Assets – The accounting for goodwill and indefinite-lived intangible assets requires significant estimates and judgment in the ongoing evaluation for impairment, and for indefinite-lived intangible assets, reconsideration of an asset's useful life. Changes in these assumptions or estimates could materially affect the determination of the fair value of goodwill and indefinite-lived intangible assets.

The Company tests goodwill and indefinite-lived intangibles for impairment on an annual basis, or more frequently if facts and circumstances indicate that goodwill may be impaired. Factors that could trigger an impairment review include underperformance relative to historical or projected future operating results, significant changes in the Company's use of the acquired assets in a business combination or strategy for the Company's overall business, significant negative industry or economic trends and significant decreases in the Company's market capitalization. The Company conducts the annual impairment assessment as of October 1st and uses a qualitative approach to test for potential impairment of goodwill. If, after considering various factors, management determines that it is more likely than not that goodwill is impaired, the fair value of the reporting unit is compared to its carrying amount. A goodwill impairment charge is recognized for the amount by which the reporting unit's carrying amount exceeds its fair value. The assumptions used to estimate fair value include management's estimates of future growth rates, operating cash flows, discount rates and terminal value. These assumptions and estimates can change in future periods based on market movement and factors impacting the expected business performance. Changes in assumptions or estimates could materially affect the determination of our fair value.

Because the advisory, distribution and transfer agent contracts are with the funds, renewable annually and have a history of being renewed, industry practice under GAAP is to consider the contract lives to be indefinite

and, as a result, not amortizable. For these fund contracts as well as the trade name indefinite-lived intangible assets, we consider (i) macroeconomic and entity-specific factors, including changes to legal, regulatory or contractual provisions of the renewable advisory and distribution contracts, (ii) the effects of obsolescence, demand, competition and other economic factors that could impact the funds' projected performance and (iii) the existence or expectation of significant changes in the level and mix of managed assets.

In addition, for indefinite-lived intangible assets, we consider whether events or circumstances continue to support an indefinite useful life. Indicators monitored by us that may indicate an indefinite useful life is no longer supported generally include (i) changes in the use of the asset, (ii) a significant decline in the level of managed assets and (iii) significant reductions in underlying operating cash flows.

Indefinite-lived intangible assets are combined into a single unit of accounting for purposes of testing impairment if they operate as a single asset and represent as a group the highest and best use of the assets. If actual changes in the underlying managed assets or other conditions, such as redemption rates or changes to contractual provisions, indicate that it is more likely than not that the asset is impaired, or if the estimated useful life is reduced, we perform a quantitative approach to estimate the fair value of the intangible asset. The process of estimating the fair value of the intangible asset requires us to estimate the level and mix of managed assets, considering future redemption rates, growth rates, market appreciation/depreciation and a discount rate. If the carrying value of the intangible asset exceeds its fair value, we recognize an impairment charge equal to that excess.

ITEM 7A. QUALITATIVE AND QUANTITATIVE DISCLOSURES REGARDING MARKET RISK.

Market Risk – Substantially all of our revenues are derived from investment management, fund administration and distribution fees, which are primarily based on the market value of our AUM. Accordingly, our revenues and net income may decline as a result of our AUM decreasing due to depreciation of our investment portfolios. In addition, such depreciation could cause our clients to withdraw their assets in favor of other investment alternatives that they perceive to offer higher returns or lower risk, which could cause our revenues and net income to decline further.

The value of our AUM was approximately $153 billion at December 31, 2022. A 10% increase or decrease in the value of our AUM, if proportionately distributed over all of our strategies, products and client relationships, would cause an annualized increase or decrease in our revenues of approximately $79.6 million at our weighted-average fee rate of 52 basis points for the year ended December 31, 2022. Because of declining fee rates from larger relationships and differences in our fee rates across investment strategies, a change in the composition of our AUM, in particular, an increase in the proportion of our total AUM attributable to strategies, clients or relationships with lower effective fee rates, could have a material negative impact on our overall weighted-average fee rate. The same 10% increase or decrease in the value of our total AUM, if attributed entirely to a proportionate increase or decrease in the AUM of the Victory Funds and USAA Funds, to which we provide a range of services in addition to those provided to institutional separate accounts, would cause an annualized increase or decrease in our revenues of approximately $93.3 million at the Victory Funds' and USAA Funds' aggregate weighted-average fee rate of 61 basis points for the year ended December 31, 2022. If the same 10% increase or decrease in the value of our total AUM was attributable entirely to a proportionate increase or decrease in the assets of our institutional separate accounts, it would cause an annualized increase or decrease in our revenues of approximately $49.0 million at the weighted-average fee rate across all of our institutional separate accounts of 32 basis points for the year ended December 31, 2022.

As is customary in the investment management industry, clients invest in particular strategies to gain exposure to certain asset classes, which exposes their investment to the benefits and risks of those asset classes. We believe our clients invest in each of our strategies in order to gain exposure to the portfolio securities of the respective strategies and may implement their own risk management program or procedures. We have not adopted a corporate-level risk management policy regarding client assets, nor have we attempted to hedge at the corporate level or within individual strategies the market risks that would affect the value of our overall AUM and related revenues. Some of these risks, such as sector and currency risks, are inherent in certain strategies, and clients may invest in particular strategies to gain exposure to particular risks. While negative returns in our strategies and net client cash outflows do not directly reduce the assets on our balance sheet (because the assets we manage are owned by our clients, not us), any reduction in the value of our AUM would result in a reduction in our revenues.

Exchange Rate Risk – A portion of the accounts that we advise hold investments that are denominated in currencies other than the U.S. dollar. To the extent our AUM are denominated in currencies other than the U.S. dollar, the value of that AUM will decrease with an increase in the value of the U.S. dollar or increase with a decrease in the value of the U.S. dollar. Each investment team monitors its own exposure to exchange rate risk and makes decisions on how to manage that risk in the portfolios they manage. We believe many of our clients invest in those strategies in order to gain exposure to non-U.S. currencies, or may implement their own hedging programs. As a result, we generally do not hedge an investment portfolio's exposure to non-U.S. currency.

We have not adopted a corporate-level risk management policy to manage this exchange rate risk. Assuming 9% of our AUM are invested in securities denominated in currencies other than the U.S. dollar and excluding the impact of any hedging arrangement, a 10% increase or decrease in the value of the U.S. dollar would decrease or increase the fair value of our AUM by approximately $1.4 billion, which would cause an annualized increase or decrease in revenues of approximately $7.3 million at our weighted-average fee rate for the business of 52 basis points for the year ended December 31, 2022.

We operate in several foreign countries and incur operating expenses associated with these operations. In addition, we have revenue and revenue-sharing arrangements that are denominated in non-U.S. currencies. We do not believe foreign currency fluctuations materially affect our results of operations.

Interest Rate Risk – Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. On March 27, 2020, the Company executed the Swap, a floating-to-fixed interest rate swap transaction, to effectively fix the interest rate at 3.465% on $450 million of its outstanding Term Loan through the Term Loan maturity date of July 2026. On February 18, 2021, pursuant to the Second Amendment, the Company lowered the spread on the Term Loan by 0.25% resulting in a new fixed rate of 3.215% on the $450 million of Term Loan subject to the Swap. On September 26, 2022, the Company and the Swap counterparty executed an amendment to the Swap to update LIBOR conventions to SOFR conventions and to modify the fixed rate for the change from three-month LIBOR to three-month Term SOFR effective on October 6, 2022. There is no change to the $450 million notional value, the July 1, 2026 expiration date, the quarterly payment frequency or the designated three-month maturity from the Swap Amendment. The interest rate effectively fixed by the Swap on $450 million of the Company's outstanding term loan debt through July 1, 2026 changed from 3.215% to 3.149% as a result of the Swap Amendment. Refer to Note 12, Derivatives, for further information on the Swap. At December 31, 2022, we were exposed to interest rate risk as a result of the unhedged amounts outstanding under the 2019 Credit Agreement, as amended. Refer to Note 11, Debt, for a description of the amounts outstanding as of such date and the applicable interest rate.

ITEM 8. FINANCIAL INFORMATION AND SUPPLEMENTARY DATA.
Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Victory Capital Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Victory Capital Holdings, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for the Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2013.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 6, 2023

VICTORY CAPITAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except for shares)

	December 31, 2022	December 31, 2021
Assets		
Cash and cash equivalents	$ 38,171	$ 69,533
Investment management fees receivable	68,347	80,634
Fund administration and distribution fees receivable	14,379	17,123
Other receivables	1,747	6,548
Prepaid expenses	8,443	6,654
Investments in proprietary funds, at fair value	466	912
Deferred compensation plan investments, at fair value	26,800	30,812
Property and equipment, net	21,146	25,295
Goodwill	981,805	981,805
Other intangible assets, net	1,314,637	1,349,797
Other assets	64,958	10,633
Total assets	**$ 2,540,899**	**$ 2,579,746**
Liabilities and stockholders' equity		
Accounts payable and accrued expenses	$ 50,862	$ 62,102
Accrued compensation and benefits	58,458	53,905
Consideration payable for acquisition of business	230,400	309,380
Deferred compensation plan liability	26,800	30,812
Deferred tax liability, net	108,138	63,120
Other liabilities	15,317	2,576
Long-term debt, net	985,514	1,127,924
Total liabilities	**1,475,489**	**1,649,819**
Stockholders' equity		
Common stock, $0.01 par value per share: 2022 - 600,000,000 shares authorized, 80,528,137 shares issued and 67,325,534 shares outstanding; 2021 - 600,000,000 shares authorized, 77,242,372 shares issued and 68,662,779 shares outstanding	805	772
Additional paid-in capital	705,466	673,572
Class A treasury stock, at cost: 2022 - 13,202,603 shares; 2021 - 8,579,593 shares	(285,425)	(153,200)
Accumulated other comprehensive income	35,442	5,972
Retained earnings	609,122	402,811
Total stockholders' equity	**1,065,410**	**929,927**
Total liabilities and stockholders' equity	**$ 2,540,899**	**$ 2,579,746**

The accompanying notes are an integral part of the consolidated financial statements.

VICTORY CAPITAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for shares)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenue			
Investment management fees	$ 664,710	$ 674,539	$ 562,036
Fund administration and distribution fees	190,090	215,726	213,315
Total revenue	**854,800**	**890,265**	**775,351**
Expenses			
Personnel compensation and benefits	238,198	234,833	197,158
Distribution and other asset-based expenses	161,105	176,385	175,687
General and administrative	52,373	53,722	51,218
Depreciation and amortization	43,201	18,840	16,381
Change in value of consideration payable for acquisition of business	(40,600)	13,800	11,300
Acquisition-related costs	534	16,262	1,108
Restructuring and integration costs	881	2,578	7,786
Total operating expenses	**455,692**	**516,420**	**460,638**
Income from operations	**399,108**	**373,845**	**314,713**
Other income (expense)			
Interest income and other income (expense)	(2,463)	6,045	3,703
Interest expense and other financing costs	(43,964)	(24,652)	(37,005)
Loss on debt extinguishment	(2,648)	(4,596)	(2,871)
Total other income (expense), net	**(49,075)**	**(23,203)**	**(36,173)**
Income before income taxes	**350,033**	**350,642**	**278,540**
Income tax expense	**(74,522)**	**(72,253)**	**(66,018)**
Net income	**$ 275,511**	**$ 278,389**	**$ 212,522**
Earnings per share of common stock			
Basic	$ 4.02	$ 4.10	$ 3.14
Diluted	$ 3.81	$ 3.75	$ 2.88
Weighted average number of shares outstanding			
Basic	68,481	67,976	67,710
Diluted	72,266	74,151	73,719
Dividends declared per share of common stock	$ 1.00	$ 0.53	$ 0.23

The accompanying notes are an integral part of the consolidated financial statements.

VICTORY CAPITAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Net income	$ 275,511	$ 278,389	$ 212,522
Other comprehensive income (loss), net of tax			
Net unrealized income (loss) on cash flow hedges	29,719	13,468	(7,573)
Net unrealized income (loss) on foreign currency translation	(249)	(36)	113
Total other comprehensive income (loss), net of tax	29,470	13,432	(7,460)
Comprehensive income	$ 304,981	$ 291,821	$ 205,062

The accompanying notes are an integral part of the consolidated financial statements.

VICTORY CAPITAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total
	Common Stock	Class B	Common Stock	Class B				
Balance, December 31, 2019	$ 181	$ 539	$ (21,524)	$ (31,386)	$ 624,766	$ —	$ (34,705)	$ 537,871
Issuance of common stock	1	—	—	—	134	—	—	135
Conversion of Class B shares to Common Stock	12	(12)	—	—	—	—	—	—
Repurchase of shares	—	—	(26,320)	—	—	—	—	(26,320)
Shares withheld related to net settlement of equity awards	—	—	—	(15,694)	—	—	—	(15,694)
Vesting of restricted share grants	—	11	—	—	(11)	—	—	—
Exercise of options	—	10	—	—	4,617	—	—	4,627
Other comprehensive loss	—	—	—	—	—	(7,460)	—	(7,460)
Share-based compensation	—	—	—	—	18,096	—	—	18,096
Dividends paid	—	—	—	—	—	—	(16,236)	(16,236)
Net income	—	—	—	—	—	—	212,522	212,522
Balance, December 31, 2020	$ 194	$ 548	$ (47,844)	$ (47,080)	$ 647,602	$ (7,460)	$ 161,581	$ 707,541
Issuance of common stock	—	—	—	—	254	—	—	254
Conversion of Class B shares to Common Stock	66	(66)	—	—	—	—	—	—
Repurchase of shares	—	—	(26,150)	—	—	—	—	(26,150)
Shares withheld related to net settlement of equity awards	—	—	(1,721)	(30,405)	—	—	—	(32,126)
Vesting of restricted share grants	—	16	—	—	(16)	—	—	—
Exercise of options	1	13	—	—	8,107	—	—	8,121
Elimination of Class B share class	511	(511)	(77,485)	77,485	—	—	—	—
Other comprehensive income	—	—	—	—	—	13,432	—	13,432
Share-based compensation	—	—	—	—	17,625	—	—	17,625
Dividends paid	—	—	—	—	—	—	(37,159)	(37,159)
Net income	—	—	—	—	—	—	278,389	278,389
Balance, December 31, 2021	$ 772	$ —	$ (153,200)	$ —	$ 673,572	$ 5,972	$ 402,811	$ 929,927
Issuance of common stock	—	—	—	—	266	—	—	266
Repurchase of shares	—	—	(87,256)	—	—	—	—	(87,256)
Shares withheld related to net settlement of equity awards	—	—	(44,969)	—	—	—	—	(44,969)
Vesting of restricted share grants	8	—	—	—	(8)	—	—	—
Exercise of options	25	—	—	—	13,820	—	—	13,845
Other comprehensive income	—	—	—	—	—	29,470	—	29,470
Share-based compensation	—	—	—	—	17,816	—	—	17,816
Dividends paid	—	—	—	—	—	—	(69,200)	(69,200)
Net income	—	—	—	—	—	—	275,511	275,511
Balance, December 31, 2022	$ 805	$ —	$ (285,425)	$ —	$ 705,466	$ 35,442	$ 609,122	$ 1,065,410

The accompanying notes are an integral part of the consolidated financial statements.

VICTORY CAPITAL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended 2022	Year Ended 2021	Year Ended 2020
Cash flows from operating activities			
Net income	$ 275,511	$ 278,389	$ 212,522
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for deferred income taxes	35,654	19,488	34,599
Depreciation and amortization	43,201	18,840	16,381
Deferred financing costs and derivative and accretion expense	4,477	3,430	4,468
Share-based and deferred compensation	17,718	26,498	22,519
Change in fair value of contingent consideration obligations	(40,600)	13,800	11,300
Unrealized (appreciation) depreciation on investments	4,650	(3,557)	(1,658)
Noncash lease expense	212	—	—
Loss on equity method investment	825	331	193
Loss on debt extinguishment	2,648	4,596	2,871
Loss on disposal of property and equipment due to restructuring	485	—	263
Changes in operating assets and liabilities:			
Investment management fees receivable	12,287	(8,000)	6,364
Fund administration and distribution fees receivable	2,744	(104)	2,342
Other receivables	4,815	(1,624)	(3,075)
Prepaid expenses	(1,789)	(305)	(1,230)
Other assets	(3,342)	402	(11)
Accounts payable and accrued expenses	(10,229)	19,442	(47,255)
Accrued compensation and benefits	4,428	5,148	(7,620)
Deferred compensation plan liability	(3,913)	(633)	(157)
Other liabilities	(871)	55	(2,200)
Payment of consideration for acquisition	(13,700)	—	—
Net cash provided by operating activities	335,211	376,196	250,616
Cash flows from investing activities			
Purchases of property and equipment	(5,245)	(12,674)	(8,059)
Purchases of deferred compensation plan investments	(24,082)	(14,375)	(6,777)
Sales of deferred compensation plan investments	23,714	9,662	4,063
Purchases of proprietary funds	(119)	(176)	(551)
Sales of proprietary funds	295	215	507
Purchase of equity method investment	—	—	(1,523)
Acquisition of business, net of cash acquired	(880)	(539,240)	—
Net cash used in investing activities	(6,317)	(556,588)	(12,340)
Cash flows from financing activities			
Issuance of common stock	14,111	8,375	4,762
Repurchase of common stock	(101,178)	(31,533)	(29,875)
Payments of taxes related to net share settlement of equity awards	(31,067)	(26,694)	(12,109)
Proceeds from long-term senior debt	—	502,475	—
Payment of debt financing fees	—	(8,747)	—
Repayment and repurchases of long-term senior debt	(149,052)	(142,000)	(162,387)
Payment of dividends	(69,200)	(37,159)	(16,236)
Payment of consideration for acquisition	(23,800)	(37,500)	(36,851)
Net cash (used in) provided by financing activities	(360,186)	227,217	(252,696)
Effect of changes of foreign exchange rate on cash and cash equivalents	(70)	(36)	43
Net (decrease) increase in cash and cash equivalents	(31,362)	46,789	(14,377)
Cash and cash equivalents, beginning of period	69,533	22,744	37,121
Cash and cash equivalents, end of period	$ 38,171	$ 69,533	$ 22,744
Supplemental cash flow information			
Cash paid for interest	$ 31,981	$ 18,768	$ 38,687
Cash paid for income taxes	35,725	55,153	37,812

The accompanying notes are an integral part of the consolidated financial statements.

VICTORY CAPITAL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Victory Capital Holdings, Inc., a Delaware corporation (along with its wholly-owned subsidiaries, collectively referred to as the “Company,” “Victory,” or in the first-person notations of “we,” “us,” and “our”), was formed on February 13, 2013 for the purpose of acquiring Victory Capital Management Inc. (“VCM”) and Victory Capital Services, Inc. (“VCS”), formerly known as Victory Capital Advisers, Inc., which occurred on August 1, 2013. On February 12, 2018, the Company completed the initial public offering (the “IPO”) of its Class A common stock, which trades on the NASDAQ under the symbol “VCTR.”

On and effective July 1, 2019, the Company completed the acquisition (the “USAA AMCO Acquisition” or “USAA AMCO”) of USAA Asset Management Company (“USAA Adviser”) and Victory Capital Transfer Agency, Inc. (“VCTA”), formerly known as the USAA Transfer Agency Company d/b/a USAA Shareholder Account Services. The USAA AMCO Acquisition includes USAA’s mutual fund and exchange traded fund (“ETF”) businesses and its 529 Education Savings Plan. Refer to Note 4, Acquisitions, for further details on the acquisition.

VCM is a registered investment adviser managing assets through mutual funds, institutional separate accounts, separately managed account products, unified managed account products, third-party ETF model strategies, collective trust funds, private funds, undertakings for the collective investment in transferrable securities, other pooled vehicles and ETFs. VCM also provides mutual fund administrative services for the Victory Portfolios, Victory Variable Insurance Funds and the mutual fund series of the Victory Portfolios II (collectively, the “Victory Funds”), a family of open-end mutual funds, the VictoryShares (the Company’s ETF brand) and the USAA Mutual Fund Trust, a family of open-end mutual funds (the “USAA Funds”). Additionally, VCM employs all of the Company’s United States investment professionals across its Franchises and Solutions, which are not separate legal entities. VCM’s wholly-owned subsidiaries include RS Investment Management (Singapore) Pte. Ltd., RS Investments (Hong Kong) Limited, RS Investments (UK) Limited, Victory Capital Digital Assets, LLC and NEC Pipeline LLC. VCS is registered with the SEC as an introducing broker-dealer and serves as distributor and underwriter for the Victory Funds, the USAA Funds and the USAA 529 Education Savings Plan as well as placement agent for certain private funds managed by VCM. VCTA is registered with the SEC as a transfer agent for the USAA Funds.

On March 1, 2021, the Company completed the acquisition of THB Asset Management (“THB”), resulting in THB becoming the Company’s tenth investment franchise. THB manages responsible investment portfolios in the micro-cap, small-cap and mid-cap asset classes, including U.S., global and international strategies. At March 1, 2021, the THB AUM that was acquired totaled $547 million. Refer to Note 4, Acquisitions, for further details on the acquisition.

On November 1, 2021, the Company completed the acquisition of New Energy Capital Partners (“NEC”), resulting in NEC becoming the Company’s eleventh investment franchise. Founded in 2004 and based in Hanover, New Hampshire, NEC is an alternative asset management firm focused on debt and equity investments in clean energy infrastructure projects and companies. At November 1, 2021, the NEC AUM that was acquired totaled $795 million. Refer to Note 4, Acquisitions, for further details on the acquisition.

On December 31, 2021, the Company completed the acquisition of WestEnd Advisors, LLC (“WestEnd”), resulting in WestEnd becoming the Company’s twelfth investment franchise. Founded in 2004, and headquartered in Charlotte, North Carolina, WestEnd is an ETF strategist advisor that provides financial advisors with a turnkey, core model allocation strategy for either a holistic solution or complementary source of alpha. The firm offers four primary ETF strategies and one large cap core strategy, all in tax efficient Separately Managed Account (SMA) structures. At December 31, 2021, the WestEnd AUM that was acquired totaled $19.3 billion. WestEnd is a wholly-owned subsidiary of Victory Capital Holdings, Inc. and is the Company’s second registered investment adviser. Refer to Note 4, Acquisitions, for further details on the acquisition.

Changes in Capital Structure

On February 12, 2018, the Company completed the initial public offering (“IPO”) of its Class A common stock. The Company issued 11,700,000 shares of Class A common stock at a price of $13.00 per share at the closing of the IPO. On March 13, 2018, the Company issued an additional 1,110,860 shares of Class A common stock pursuant to the underwriters’ exercise of their option. All shares of common stock outstanding prior to the IPO were immediately converted into Class B common stock at a one-to-one ratio.

On September 27, 2021, the Board of Directors approved amendments to the Company's corporate charter and bylaws to eliminate the Company's dual-class share structure. On November 19, 2021, the Company's stockholders voted on and approved an amendment to the Company's Restated Certificate of Incorporation (the "Amendment"), as amended, to eliminate the Company's dual-class stock structure. The Amendment (i) converted all the shares of Class B Common Stock into an equal number of shares of Class A Common Stock (the "Conversion"), (ii) deleted provisions no longer applicable following the Conversion, (iii) renamed our Class A Common Stock as "Common Stock."

On July 1, 2019, concurrent with the USAA AMCO Acquisition, the Company (i) entered into the 2019 Credit Agreement, (ii) repaid all indebtedness outstanding under the 2018 Credit Agreement and (iii) terminated the 2018 Credit Agreement. The 2019 Credit Agreement was entered into among the Company, as borrower, the lenders from time to time party thereto and Barclays Bank PLC, as administrative agent and collateral agent, pursuant to which the Company obtained seven-year term loans in an aggregate principal amount of $1.1 billion and established a five-year revolving credit facility (which was unfunded as of the closing date) with aggregate commitments of $100.0 million.

On January 17, 2020, the Company entered into the First Amendment to the 2019 Credit Agreement. Pursuant to the First Amendment, the Company refinanced the existing term loans (the "2019 Term Loans") with replacement term loans (the "2020 Term Loans") in an aggregate principal amount of $952.0 million. The 2020 Term Loans provided for substantially the same terms as the 2019 Term Loans, including the same maturity date of July 1, 2026, except that the 2020 Term Loans provided for a reduced applicable margin on the London Interbank Offered Rate ("LIBOR") of 75 basis points. The applicable margin on LIBOR under the 2020 Term Loans was 2.50%, compared to 3.25% under the 2019 Term Loans.

On February 18, 2021, the Company entered into the Second Amendment (the "Second Amendment") to the 2019 Credit Agreement, as amended, with the other loan parties thereto, Barclays Bank PLC, as administrative agent, and the Royal Bank of Canada as fronting bank. Pursuant to the Second Amendment, the Company refinanced the 2020 Term Loans with replacement term loans in an aggregate principal amount of $755.7 (the "Repriced Term Loans"). The Repriced Term Loans provide for substantially the same terms as the 2020 Term Loans, including the same maturity date of July 1, 2026, except that the Repriced Term Loans provide for a reduced applicable margin on LIBOR of 25 basis points. The applicable margin on LIBOR under the Repriced Term Loans is 2.25%, compared to 2.50% under the 2020 Terms Loans.

On December 31, 2021, the Company entered into the Third Amendment to the Credit Agreement (the "Third Amendment"), dated as of July 1, 2019 (as amended by the First Amendment to Credit Agreement, dated as of January 17, 2020, and the Second Amendment to Credit Agreement, dated as of February 18, 2021) with the guarantors party thereto, Barclays Bank PLC, as administrative agent, and the lenders party thereto from time to time. Pursuant to the Third Amendment, the Company obtained incremental term loans (the "2021 Incremental Term Loans") in an aggregate principal amount of $505.0 million and used the proceeds to fund the WestEnd Acquisition of 100% of the equity interests of WestEnd and to pay fees and expenses incurred in connection therewith. The 2021 Incremental Term Loans will mature in 2028 and will bear interest at an annual rate equal to, at the option of the Company, either LIBOR (adjusted for reserves and subject to a 50 basis point floor) plus a margin of 2.25% or an alternate base rate plus a margin of 1.25%. The 2021 Incremental Term Loans will amortize at a rate of 1.00% per annum.

On September 23, 2022, the Company entered into the Fourth Amendment (the "Fourth Amendment") to the 2019 Credit Agreement to change the interest rate on the Repriced Term Loans and 2021 Incremental Term Loans from LIBOR to a rate based on SOFR plus a ten-basis point credit spread adjustment. There was no change to the applicable margin on the referenced rate as a result of the Fourth Amendment.

Refer to Note 4, Acquisitions, for further information on the USAA AMCO and WestEnd Acquisitions and Note 11, Debt, for additional information on the Company's debt structure.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its consolidated financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

On November 19, 2021, the Company's stockholders voted on and approved the Amendment eliminating the Company's dual-class stock structure. Upon the filing of the Amendment on November 23, 2021, all the shares of Class B common stock were converted into an equal number of shares of Class A common stock and the Company's Class A common stock was renamed as "Common Stock." All references within this document to Class A common stock for periods prior to November 23, 2021 have been updated for the renaming.

Principles of Consolidation

The consolidated financial statements include the operations of the Company and its wholly-owned subsidiaries, after elimination of all significant intercompany transactions and balances. Certain prior year amounts have been reclassified to conform to the current year presentation.

The Company evaluates entities in which it invests and investment funds that it sponsors to determine whether the Company has a controlling financial interest in these entities and is required to consolidate them. A controlling financial interest generally exists if (i) the Company holds greater than 50% voting interest in entities controlled through voting interests or if (ii) the Company has the ability to direct significant activities of a fund not controlled through voting interests (a variable interest entity or VIE) and the obligation to absorb losses of and/or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company's involvement with non-consolidated sponsored investment funds that are considered VIEs include providing investment advisory, fund administration, fund compliance, fund transfer agent, fund distribution services and other management services and/or holding a minority interest. At December 31, 2022 and 2021, the Company's investments in and maximum risk of loss related to unconsolidated sponsored VIE investment funds totaled $25.3 million and $29.6 million, respectively which are included in investments in proprietary funds and deferred compensation plan investments in the Consolidated Balance Sheets. The Company has not provided financial support to these entities outside the ordinary course of business, which includes assuming operating expenses of funds for competitive or contractual reasons through fee waivers and fund expense reimbursements. The Company does not consolidate the sponsored investment funds in which it has an equity investment as it holds a minority interest, does not direct significant activities of these funds and does not have the right to receive benefits nor the obligation to absorb losses that could potentially be significant to these funds.

Upon the completion of the NEC Acquisition on November 1, 2021, VCM became the manager of certain general partner entities associated with the NEC Funds. The Company has no equity investment in these general partner entities, which are non-consolidated VIEs, nor in the NEC Funds and has no share of these general partner entities' income or losses.

The Company owned a 15% equity interest in Alderwood Partners LLP ("Alderwood") from September 20, 2020 through July 31, 2022, when the Company retired as a member of Alderwood. The Company analyzed its investment in Alderwood under the voting interest model and determined that it did not have a controlling financial interest. The Company accounted for its Alderwood investment using the equity method of accounting. Refer to Note 13, Equity Method Investment, for additional information on Alderwood.

The Company applies the equity method of accounting to investments where it does not hold a controlling equity interest, but has the ability to exercise significant influence over operating and financial matters. In the event that management identifies an other than temporary decline in the estimated fair value of an equity method investment to an amount below its carrying value, the investment is written down to its estimated fair value.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results may ultimately differ from those estimates and the differences may be material.

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers. The Company's revenue includes fees earned from providing investment management services, fund administration services, fund compliance, fund transfer agent services and fund distribution services.

Revenue is recognized for each distinct performance obligation identified in customer contracts when the performance obligation has been satisfied by transferring services to a customer either over time or at the point in time when the customer obtains control of the service. Revenue is recognized in the amount of variable or fixed consideration allocated to the satisfied performance obligation that Victory expects to be entitled to in exchange for transferring services to a customer. Variable consideration is included in the transaction price only when it is probable that a significant reversal of such revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

For further information on the Company's various revenue streams, refer to Note 3, Revenue.

Distribution and Other Asset-Based Expenses

Distribution and other asset-based expenses include (i) broker dealer distribution fees, (ii) platform distribution fees, (iii) sub-administration, third party sub-transfer agent and sub-advisory expenses. These expenses are accrued on a monthly basis and are generally calculated as a percentage of AUM and vary as levels of AUM change from inflows, outflows and market movement and with the number of days in the month.

Also included in distribution and other asset-based expenses are middle office expenses. Middle office expenses are accrued on a monthly basis and vary with changes in mutual fund, institutional and wrap separate account AUM levels, the number of accounts and volume of account transaction activity.

Restructuring and Integration Costs

In connection with business combinations, asset purchases and changes in business strategy, the Company incurs costs integrating investment platforms, products and personnel into existing systems, processes and service provider arrangements and restructuring the business to capture operating expense synergies.

These costs include severance-related expenses related to one-time benefit arrangements and contract termination costs. A liability for restructuring costs is recognized only after management has developed a formal plan to which it has committed. The costs included in the restructuring liability are those costs that are either incremental or incurred as a direct result of the plan, or are the result of a continuing contractual obligation with no continuing economic benefit to the Company, or a penalty incurred to cancel the contractual obligation. Severance expense is recorded when management has committed to a plan for a reduction in workforce, the plan has been communicated to employees and it is unlikely that there will be significant changes to the plan.

Contract termination liabilities are recorded for contract termination costs when the Company terminates a contract or stops using the product or service covered by the contract. Contract termination liabilities are recognized and measured at fair value. Contract termination costs are recorded in restructuring and integration costs in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash at banks, money market accounts and funds and short-term liquid investments with original maturities of three months or less at the time of purchase. For the Company and certain subsidiaries, cash deposits at a financial institution may exceed Federal Deposit Insurance Corporation insurance limits.

Investments

Investments in Proprietary Funds

Investments in proprietary funds include investments in affiliated mutual funds and are recorded in investments in proprietary funds, at fair value in the Consolidated Balance Sheets. Changes in fair value are recognized in other income (expense) in the Consolidated Statements of Operations. The cost of securities sold is determined using the specific identification method. Dividend income is accrued on the declaration date and is included in other income in the Consolidated Statements of Operations. Transactions are recorded on a trade-date basis.

The Company periodically reviews each individual security that is in an unrealized loss position to determine if the impairment is other-than-temporary. Factors that are considered in determining whether other-than-temporary declines in value have occurred include the severity and duration of the unrealized loss

and the Company's ability and intent to hold the security for a length of time sufficient to allow for recovery of such unrealized losses. Impairment charges are recorded in other income (expense) in the Consolidated Statements of Operations. No impairments were recognized as a result of such review in the years ended December 31, 2022, 2021 and 2020.

<u>Deferred Compensation Plan Investments</u>

Deferred compensation plan investments include investments in affiliated and third party mutual funds held in a rabbi trust under a deferred compensation plan. Deferred compensation plan investments are recorded at fair value in the Consolidated Balance Sheets. Changes in value in deferred compensation plan investments are recognized by the Company in other income (expense) in the Consolidated Statements of Operations.

The Company's investments in proprietary funds and deferred compensation plan investments are valued through the use of quoted market prices available in an active market, which is the net asset value of the funds.

Derivative Financial Instruments

On March 27, 2020, the Company entered into an interest rate swap transaction (the "Swap") to manage interest rate risk associated with a portion of its floating-rate long-term debt. The Company does not purchase or hold any derivative instruments for trading or speculative purposes.

The designation of a derivative instrument as a hedge and its ability to meet the hedge accounting criteria determine how the Company reflects the change in fair value of the derivative instrument. A derivative qualifies for hedge accounting treatment if, at inception, it meets defined correlation and effectiveness criteria. These criteria require that the anticipated cash flows and/or changes in fair value of the hedging instrument substantially offset those of the position being hedged. The Swap is assessed for effectiveness and continued qualification for hedge accounting on a quarterly basis. Since inception, the Swap was deemed to be highly effective.

The Swap is designated as a cash flow hedge. Accordingly, the Swap is measured at fair value with mark-to-market gains or losses deferred and included in accumulated other comprehensive income (loss) ("AOCI(L)"), net of tax, to the extent the hedge is determined to be effective. Gains or losses from the Swap are reclassified to interest expense in the same period during which the hedged transaction affects earnings. Refer to Note 12, Derivatives, for further information.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets, generally three to ten years. Improvements to leased property are amortized on a straight-line basis over the lesser of the useful life of the improvements or the term of the applicable lease. When assets are sold or retired, the related cost and accumulated depreciation are removed from the respective accounts and any resulting gain or loss is included in other income (expense) in the Consolidated Statements of Operations. Gains and losses resulting from the sale or disposal of assets as part of a restructuring plan are included in restructuring and integration costs in the Consolidated Statements of Operations. The cost of repairs and maintenance are expensed as incurred. Equipment and leasehold improvements are tested for impairment whenever changes in facts or circumstances indicate that the carrying amount of an asset may not be recoverable.

Leases

The Company's leases consist primarily of real estate leases for office space. The Company determines if an arrangement is a lease at contract inception. A lease liability and a corresponding right-of-use ("ROU") asset are recognized on the commencement date for leases with terms longer than one year. Lease liabilities represent an obligation to make lease payments arising from a lease while ROU assets represent a right to use an underlying asset during the lease term. The lease liability is measured at the present value of the future lease payments over the lease term generally using the Company's incremental borrowing rate, which is determined through market sources. Lease components and non-lease components such as fixed maintenance and other costs are combined into one lease component and capitalized in lease liabilities. Variable lease payments, such as utilities and common area maintenance charges, are excluded from lease liabilities and expensed as incurred. The variable lease payments are determined based on terms in the lease contracts and primarily relate to usage of the ROU asset and services received from the lessor. A ROU asset is measured initially as the value of the lease liability plus initial direct costs and prepaid lease payments and less lease incentives received. The lease term includes periods covered by options to extend the lease when it is

reasonably certain that we will exercise that option. Lease expense is recognized on a straight-line basis over the lease term and is recorded in general and administrative expenses on the Consolidated Statements of Operations.

Capitalized Service Contract Implementation Costs

The Company follows the internal-use software guidance in ASC 350-40 to determine for hosting arrangements that are service contracts which implementation costs to capitalize as assets. Costs incurred in the software application development stage such as customization, integration with Company software, coding and configuration are capitalized. Costs incurred in the preliminary project and post-implementation stages are expensed as incurred.

Capitalized service contract implementation costs are expensed over the fixed, noncancelable term of the contract plus any reasonably certain renewal periods. The estimated term of the hosting arrangement is reassessed periodically, and any change is accounted for as a change in accounting estimate, with the remaining deferred costs recognized over the rest of the revised period. Amortization begins when the related component of the arrangement is ready for its intended use, and costs are evaluated for impairment on an annual basis.

Segment Reporting

The Company operates in one business segment that provides investment management services and products to institutional, intermediary, retirement platforms and individual investors. Our determination that we had one operating segment is based on the fact that the Chief Operating Decision Maker reviews the Company's financial performance on an aggregate level.

Goodwill

Goodwill represents the excess cost of the acquisition over the fair value of net assets acquired in a business combination. For goodwill impairment testing purposes, the Company has determined that there is only one reporting unit.

The Company tests goodwill for impairment on an annual basis, or more frequently if facts and circumstances indicate that goodwill may be impaired. Factors that could trigger an impairment review include underperformance relative to historical or projected future operating results, significant changes in the Company's use of the acquired assets in a business combination or strategy for the Company's overall business, significant negative industry or economic trends and significant decreases in the Company's market capitalization. The Company conducts the annual impairment assessment as of October 1st and uses a qualitative approach to test for potential impairment of goodwill. If, after considering various factors, management determines that it is more likely than not that goodwill is impaired, the fair value of the reporting unit is compared to its carrying amount. A goodwill impairment charge is recognized for the amount by which the reporting unit's carrying amount exceeds its fair value. The assumptions used to estimate fair value include management's estimates of future growth rates, operating cash flows, discount rates and terminal value. These assumptions and estimates can change in future periods based on market movement and factors impacting the expected business performance. Changes in assumptions or estimates could materially affect the determination of our fair value.

Intangible Assets

Intangible assets acquired in a business combination are initially recognized and measured at fair value. Intangible assets acquired by the Company outside of a business combination are initially recognized and measured based on the Company's cost to acquire the intangible assets. If a group of assets is acquired, the cost is allocated to individual assets based on their relative fair value. In valuing these assets, we make assumptions regarding useful lives and projected growth rates, and significant judgment is required.

Definite-lived intangible assets represent the value of acquired customer relationships in or with institutional separate accounts, collective funds, intermediary wrap separate account (wrap SMA), unified managed account/model (UMA) intermediaries and private funds. Definite-lived intangible assets also include intellectual property, advisory contracts that do not have a sufficient history of annual renewal, definite-lived trade name assets, lease-related assets and non-competition agreements.

The Company amortizes definite-lived identifiable intangible assets on a straight-line basis over a period that is shorter than the asset's economic life as the pattern of economic benefit cannot be reliably determined.

Management periodically evaluates the remaining useful lives and carrying values of the intangible assets to determine whether events and circumstances indicate that a change in the useful life or impairment in value may have occurred. Indicators of impairment monitored by management include a decline in the level of managed assets, changes to contractual provisions underlying certain intangible assets and reductions in underlying operating cash flows. Should there be an indication of a change in the useful life or impairment in value of the definite-lived intangible assets, we compare the carrying value of the asset to the projected undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to its fair value determined using discounted cash flows. The Company writes off the cost and accumulated amortization balances for all fully amortized intangible assets.

Indefinite-lived intangible assets include trade names and contracts for fund advisory, distribution and transfer agent services where the Company expects to, and has the ability to continue to manage these funds indefinitely, the contracts have annual renewal provisions, and there is a high likelihood of continued renewal based on historical experience. Trade names are considered indefinite-lived intangible assets when they are expected to generate cash flows indefinitely.

Indefinite-lived intangible assets are reviewed for impairment annually as of October 1st using a qualitative approach which requires that positive and negative evidence collected as a result of considering various factors be weighed in order to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. In addition, periodically management reconsiders whether events or circumstances continue to support an indefinite useful life. Indicators monitored by management that may indicate an indefinite useful life is no longer supported include a significant decline in the level of managed assets, changes to legal, regulatory or contractual provisions of the renewable investment advisory contracts and reductions in underlying operating cash flows.

Indefinite-lived intangible assets are combined into a single unit of accounting for purposes of testing impairment if they operate as a single asset and represent as a group the highest and best use of the assets. If the qualitative approach indicates that it is more likely than not that an indefinite-lived intangible asset is impaired, the Company estimates the fair value of the indefinite-lived intangible asset and compares it to the book value of the asset to determine whether an impairment charge is necessary. Impairment is indicated when the carrying value of the intangible asset exceeds its fair value.

Investment Management Fees Receivable and Fund Administration and Distribution Fees Receivable

Investment management fees receivable include investment management fees due from the Victory Funds, USAA Funds, VictoryShares and other pooled funds sponsored by Victory and investment management fees due from non-affiliated parties. Fund administration and distribution fees receivable include administration, compliance and distribution fees due from the Victory Funds, USAA Funds and VictoryShares and transfer agent fees due from the USAA Funds and sub-transfer agent fees due from the Victory Funds.

Provision for credit losses on these receivables is made in amounts required to maintain an adequate allowance to cover anticipated losses. All investment management fees receivable and fund administration and distribution fees receivable were determined to be collectible as of December 31, 2022, 2021 and 2020, and accordingly, no reserve for credit losses and no provision for credit losses were recognized as of and for the years ended December 31, 2022, 2021 and 2020.

Other Receivables

Other receivables primarily include income and other taxes receivable and were determined to be collectible as of December 31, 2022, 2021 and 2020.

Advertising and Marketing Costs

In December 2022, the Company entered into a long-term partnership with Spurs Sports & Entertainment and executed naming rights and partnership agreements for the team's new performance center. The agreements, which end in 2033, grant the Company exclusive naming rights, sponsorship, signage, advertising and other promotional rights and benefits for the new performance center.

Payments made under the agreements are deferred and expensed on a straight-line basis over the term of the arrangement. The related advertising and marketing expense is recorded in general and administrative expense in the Consolidated Statements of Operations. The balance of amounts paid less amortized expense are

included in the Consolidated Balance Sheets in other assets when cumulative payments exceed amortized expense and in other liabilities when amortized expense exceeds cumulative payments.

Share-Based Compensation Arrangements

Compensation expense related to share-based payments is measured at the grant date based on the fair value of the award. The fair value of each option granted is estimated using the Black-Scholes option valuation model. The fair value of restricted share awards with service based vesting conditions and performance based vesting conditions is based on the market price of our stock on the date of grant. The fair value of restricted share awards subject to market conditions is estimated based on a probability-weighted expected value analysis. Compensation expense is recognized on a straight-line basis over the total vesting period of the award for the service portion of restricted share awards and stock option awards. Compensation expense is recognized on an accelerated basis over the derived service period for awards that vest based on market conditions and on an accelerated basis over the requisite service period for awards with performance conditions if it is probable that the performance conditions will be satisfied. Compensation expense is adjusted for actual forfeitures in the period the forfeiture occurs. The corresponding credit for restricted share and stock option compensation expense is recorded to additional paid in capital.

When changes are made to the terms of an equity award that result in a change in the fair value of the equity award immediately before and after the change, the Company applies modification accounting, treating the change as an exchange of the original award for a new award. The calculation of the incremental value associated with the modified award is based on the excess of the fair value of the modified award over the fair value of the original award measured immediately before its terms are modified.

Earnings Per Share

The calculation of basic earnings per share is based on the weighted average number of shares of the Company's Common Stock outstanding during the period. Diluted earnings per share is similar to basic earnings per share, but adjusts for the dilutive effect of the potential issuance of incremental shares of the Company's Common Stock. The Company had vested and unvested stock options and unvested restricted stock grants outstanding during the periods presented and applies the treasury stock method to these securities in its calculation of diluted earnings per share. The treasury stock method assumes that the proceeds of exercise are used to purchase common stock at the average market price for the period. The Company does not have any participating securities that would require the use of the two-class method of computing earnings per share.

Deferred Financing Fees

The costs of obtaining term loan financing are capitalized in long-term debt in the Consolidated Balance Sheets and amortized to interest expense and other financing costs in the Consolidated Statements of Operations over the term of the respective financing using the effective interest method. The costs of obtaining revolving line of credit financing are capitalized in other assets in the Consolidated Balance Sheets and amortized to interest expense and other financing costs in the Consolidated Statements of Operations on a straight-line basis over the term of the facility.

The Company expenses the portion of unamortized debt financing costs associated with paydowns of principal in excess of required loan amortization payments. Management considers this debt to be partially settled. Deferred financing costs expensed due to partial settlements of debt are recorded in loss on debt extinguishment in the Consolidated Statements of Operations.

Debt Modification

Gains and losses on debt modifications that are considered extinguishments are recognized in current earnings. Debt modifications that are not considered extinguishments are accounted for prospectively through yield adjustments, based on the revised terms. Legal fees and other costs incurred with third parties that are directly related to debt modifications are expensed as incurred and generally are included in general and administrative expense in the Consolidated Statements of Operations. The Company expensed $0.4 million and $0.9 million in costs related to debt modifications in 2021 and 2020, respectively ($0 in 2022). The analysis as to whether a modification of debt is an extinguishment or modification is performed on a creditor-by-creditor basis. Refer to Note 11, Debt, for further information on debt refinancings and modifications.

Treasury Stock

Acquisitions of treasury stock are recorded at cost. Treasury stock held is reported as a deduction from stockholders' equity in the Consolidated Balance Sheets. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on a specific-identification basis. Additional paid-in capital from treasury stock transactions is increased as the Company reissues treasury stock for more than the cost of the shares. If the Company issues treasury stock for less than its cost, additional paid-in capital from treasury stock transactions is reduced to no less than zero. Once this account is at zero, any further required reductions are recorded to retained earnings in the Consolidated Balance Sheets.

Foreign Currency Transactions

The financial statements of the Company's subsidiaries which operate outside of the United States (U.S.) are measured using the local currency as the functional currency. Adjustments to translate those statements into U.S. dollars are recorded in other comprehensive income (loss), which were immaterial in amount at December 31, 2022, 2021 and 2020.

Transactions denominated in currencies other than the functional currency are recorded using the exchange rate on the date of the transaction. Exchange differences arising on the settlement of financial assets and liabilities are recorded in other income (expense) in the Consolidated Statements of Operations. Foreign exchange gains and losses for the years ended December 31, 2022, 2021 and 2020 were immaterial.

Income Taxes

Income taxes are accounted for using the assets and liability method as required by ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax liabilities are generally attributable to indefinite-lived intangible assets, share-based compensation expense, goodwill, depreciation, debt issuance costs and mark-to-market gains on the Swap. Deferred tax assets are generally attributable to definite-lived intangible assets, deferred compensation and acquisition-related costs. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company assesses whether a valuation allowance should be established against its deferred income tax assets based on consideration of all available evidence, both positive and negative, using a more-likely-than-not standard. The assessment considers, among other matters, recent operating results, forecasts of future profitability, the duration of statutory carry back and carry forward periods and the Company's experience with tax attributes expiring unused. Changes in circumstances could cause the Company to revalue its deferred tax balances with the resulting change impacting the Consolidated Statements of Operations in the period of the change.

The Company records income tax liabilities pursuant to ASC 740, Income Taxes, which prescribes the recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification of interest and penalties, accounting in interim periods, disclosure and transition. For tax positions meeting a more-likely-than-not threshold, the amount recognized in the financial statements is the largest amount of benefit greater than 50% likely of being sustained. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of the benefit. The Company's accounting policy with respect to interest and penalties related to tax uncertainties is to classify these amounts as income taxes.

Loss Contingencies

The Company continuously reviews investor, client, employee or vendor complaints and pending or threatened litigation. The Company evaluates the likelihood that a loss contingency exists under the criteria of applicable accounting standards through consultation with legal counsel and records a loss contingency, inclusive of legal costs, if the contingency is probable and reasonably estimable at the date of the financial statements.

Business Combinations

The Company accounts for business combinations under the acquisition method of accounting and allocates the purchase price to the assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition. The fair values are determined in accordance with the guidance in ASC 820, Fair Value Measurement, based on valuations performed by the Company and independent valuation specialists.

Asset Acquisitions

When a group of assets is acquired that does constitute a business, the Company accounts for the transaction as an asset acquisition. The cost of the acquisition, which includes transaction costs directly related to the transaction and consideration paid, is allocated on a relative fair value basis to the net assets acquired.

Contingent and Deferred Payment Arrangements

The Company periodically enters into contingent and/or deferred payment arrangements in connection with its business combinations. Liabilities under contingent and deferred payment arrangements are recorded in consideration payable for acquisition of business in the Consolidated Balance Sheets. In contingent payment arrangements, the Company agrees to pay additional consideration to the sellers based on future performance, such as future net revenue levels. The Company estimates the fair value of these potential future obligations at the time a business combination is consummated and records a liability in the Consolidated Balance Sheets at estimated fair value. In deferred payment arrangements, the Company records a liability in the Consolidated Balance Sheets at the time a business combination is consummated for the present value, which is the estimated fair value, of the future fixed dollar contractual payments.

Contingent payment obligations are remeasured at fair value each reporting date taking into consideration changes in expected payments, and the change in fair value is recorded in the current period as a gain or loss. Gains and losses resulting from changes in the fair value of contingent payment obligations are reflected in change in value of consideration payable for acquisition of business in the Consolidated Statements of Operations.

The Company accretes obligations under deferred payment arrangements to their expected payment amounts over the period covered by the arrangement.

Compensatory Payment Arrangements

In connection with business combinations, the Company evaluates whether any portion of the transaction consideration is in exchange for elements other than the acquired business and should be accounted for as a separate transaction apart from the business combination. If based on the substance of the contingent payment arrangement, the Company determines that the payments are compensation for post-acquisition employee services, the Company considers this a compensatory payment arrangement and no liability is recorded for the payments on the acquisition date. The related expense, which is the total amount of compensation management estimates will be paid, is accrued on a straight-line basis over the estimated service period, which is the time period when management determines that it is probable that the performance conditions will be achieved. At each reporting date, cumulative expense recognized under the compensatory payment arrangement will be at least equal to the cumulative dollar amount actually paid out and currently payable under the terms of the related purchase agreement. If there is a significant change in the estimated service period and/or estimated total compensation amount, management generally adjusts the amount of expense recorded on a prospective basis. Expense recognized under compensatory payment arrangements is recorded in personnel compensation and benefits in the Consolidated Statements of Operations and the related liability is included in accrued compensation and benefits in the Consolidated Balance Sheets.

New Accounting Pronouncements

Accounting Standards Adopted in 2022

- **Leases:** Effective January 1, 2022, the Company adopted ASU 2016-02, "Leases (Topic 842)" (the "New Lease Standard") which supersedes previous lease guidance, Accounting Standards Codification ("ASC") Topic 840 ("ASC Topic 840"). The New Lease Standard required lessees to recognize a ROU asset and a lease liability for all leases (with the exception of short-term leases) on their balance sheet at the commencement date and recognize expenses on their income statement similar to ASC Topic 840 guidance. In addition, the FASB issued ASU 2018-11, "Leases Targeted Improvements," which provided a package of practical expedients for entities to apply upon adoption.

    The Company adopted the New Lease Standard using the modified retrospective method of applying the new standard at the adoption date. We elected the package of practical expedients permitted under the transition guidance which allowed us to carry forward historical lease classifications for existing and expired leases and not reassess existing lease initial direct costs. In addition, we elected for all classes of underlying assets not to separate lease and non-lease

components of a contract. We also elected the practical expedients to determine the likelihood of an extension or reduction in lease terms at commencement through adoption of the New Lease Standard and to not apply the New Lease Standard to leases with terms of one year or less.

The adoption of the New Lease Standard resulted in the recognition of $18.7 million of operating lease ROU assets and the corresponding operating lease liabilities on the Consolidated Balance Sheets and the reclassification of $1.7 million of deferred rent liabilities relating to these leases, reducing operating lease ROU assets. The consolidated balance sheet prior to January 1, 2022 was not restated and continues to be reported under the Legacy ASC Topic 840, which did not require the recognition of operating lease ROU assets and liabilities. The expense recognition for operating leases and finance leases under the New Lease Standard is consistent with the Legacy ASC Topic 840. As a result, there is no significant impact to our results of operations, liquidity or debt covenant compliance under our current credit agreements.

The following table presents the impact of adopting the New Lease Standard on our consolidated balance sheet.

(in millions)	Balance at December 31, 2021	New Lease Standard	Balance at January 1, 2022
Total assets	2,580	17	2,597
Total liabilities	1,650	17	1,667
Total liabilities and stockholders' equity	2,580	17	2,597

The lease liability recorded for our operating leases on January 1, 2022 was based on the present value of the remaining minimum lease payments discounted using our secured incremental borrowing rate on that date for the average remaining term for our lease portfolio.

- **Reference Rate Reform**: In March 2020, the Financial Accounting Standards Board (the "FASB") issued "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting" ("ASC 848"). ASC 848 contains optional practical expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.

  During the third quarter of 2022, the Company elected to apply certain optional expedients available under ASC 848 providing relief from contract modification and hedge accounting requirements to amendments made to its 2019 credit agreement and interest rate swap (the "Swap") agreement to transition the referenced interest rate from LIBOR to a rate based on the secured overnight financing rate ("SOFR"). As a result, the Company was not required to evaluate whether the modifications to the 2019 Credit Agreement and the Swap agreement resulted in the establishment of new contracts or the continuation of existing contracts and elected not to remeasure the contracts at the modification date or reassess previous accounting determinations. The modified contracts are accounted for, and presented as, continuations of the existing contracts. The Company also elected to change the contractual terms of the Swap without dedesignating the hedging relationship.

  Prior to amending the Swap, the Company elected to use the guidance in ASC 848 to assert that it remained probable that the hedged forecasted transaction would occur.

Recently Issued Accounting Standards

- **Expected Credit Losses:** In June 2016, the FASB issued ASU 2016-13, "Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"). ASU 2016-13 creates a new model for determining current expected credit losses ("CECL") on trade and other receivables, net investments in leases, contract assets and long-term receivables. The CECL impairment model requires companies to consider the risk of loss even if it is remote and to include forecasts of future economic conditions as well as information about past events and current conditions. The effective date for calendar-year public business entities was January 1, 2020. As an emerging growth company ("EGC"), the Company adopted ASU 2016-13 on January 1, 2023. The adoption did not have a significant impact on its consolidated financial statements.

- **Fair Value Measurements:** In June 2022, the FASB issued ASU 2022-03, "Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions" to clarify guidance for determining the fair value of certain equity securities and eliminate diversity in practice. ASU 2022-03 states that contractual sale restrictions should not be considered when measuring the fair value of an equity security and requires new disclosures for entities with equity securities subject to contractual sale restrictions. The effective date for calendar-year public business entities is January 1, 2024. As the Company does not have equity securities subject to contractual sale restrictions, ASU 2022-03 is not expected to impact its consolidated financial statements.

NOTE 3. REVENUE

In accordance with revenue recognition standard requirements, the following table disaggregates our revenue by type and product:

	Year Ended December 31,		
(in thousands)	**2022**	**2021**	**2020**
Investment management fees			
Mutual funds (Victory/USAA Funds)	$ 465,031	$ 536,902	$ 455,715
ETFs (VictoryShares)	20,603	16,517	11,604
Separate accounts and other vehicles	180,476	125,417	99,125
Performance-based fees			
Mutual funds (USAA Funds)	(812)	(5,839)	(4,771)
Separate accounts and other vehicles	(588)	1,542	363
Total investment management fees	**$ 664,710**	**$ 674,539**	**$ 562,036**
Fund administration and distribution fees			
Administration fees			
Mutual funds (Victory/USAA Funds)	$ 104,764	$ 120,414	$ 112,279
ETFs (VictoryShares)	2,800	1,887	1,460
Distribution fees			
Mutual funds (Victory/USAA Funds)	24,971	28,939	25,599
Transfer agent fees			
Mutual funds (USAA Funds)	57,555	64,486	73,977
Total fund administration and distribution fees	**$ 190,090**	**$ 215,726**	**$ 213,315**
Total revenue	**$ 854,800**	**$ 890,265**	**$ 775,351**

The following table presents balances of receivables:

(in thousands)	**December 31, 2022**	**December 31, 2021**
Customer receivables		
Mutual funds (Victory/USAA Funds)	$ 53,835	$ 65,304
ETFs (VictoryShares)	2,239	1,934
Separate accounts and other vehicles	26,652	30,519
Receivables from contracts with customers	**82,726**	**97,757**
Non-customer receivables	1,747	6,548
Total receivables	**$ 84,473**	**$ 104,305**
Investment management fees receivable	$ 68,347	$ 80,634
Fund administration and distribution fees receivable	14,379	17,123
Other receivables	1,747	6,548
Total receivables	**$ 84,473**	**$ 104,305**

Revenue

The Company's revenue includes fees earned from providing;

- investment management services,

- fund administration services,

- fund transfer agent services, and

- fund distribution services.

Revenue is recognized for each distinct performance obligation identified in customer contracts when the performance obligation has been satisfied by transferring services to a customer either over time or at the point in time when the customer obtains control of the service. Revenue is recognized in the amount of variable or fixed consideration allocated to the satisfied performance obligation that Victory expects to be entitled to in exchange for transferring services to a customer. Variable consideration is included in the transaction price only when it is probable that a significant reversal of such revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Investment management, fund administration and fund distribution fees are generally considered variable consideration as they are typically calculated as a percentage of AUM. Fund transfer agent fees are also considered variable consideration as they are calculated as a percentage of AUM or based on the number of accounts in the fund. In such cases, the amount of fees earned is subject to factors outside of the Company's control including customer or underlying investor contributions and redemptions and financial market volatility. These fees are considered constrained and are excluded from the transaction price until the asset values or number of accounts on which the customer is billed are calculated and the value of consideration is measurable.

The Company has contractual arrangements with third parties to provide certain advisory, administration, transfer agent and distribution services. Management considers whether we are acting as the principal service provider or as an agent to determine whether revenue should be recorded based on the gross amount payable by the customer or net of payments to third-party service providers, respectively. Victory is considered a principal service provider if we control the service that is transferred to the customer. We are considered an agent when we arrange for the service to be provided by another party and do not control the service.

Investment Management Fees

Investment management fees are received in exchange for investment management services that represent a series of distinct incremental days of investment management service. Control of investment management services is transferred to the customers over time as these customers receive and consume the benefits provided by these services. Investment management fees are calculated as a contractual percentage of AUM and are generally paid in arrears on a monthly or quarterly basis.

AUM represents the financial assets the Company manages for clients on either a discretionary or non-discretionary basis. In general, AUM reflects the valuation methodology that corresponds to the basis used for determining revenue such as net asset value for the Victory Funds, USAA Funds and certain other pooled funds and account market value for separate accounts. For the NEC Funds, AUM represents limited partner capital commitments during the commitment period of the fund. Following the earlier of the termination of the commitment period and the beginning of any commitment period for a successor fund, AUM generally represents, depending on the fund, the lesser of a) the net asset value of the fund and b) the aggregated adjusted cost basis of each unrealized portfolio investment or the limited partner capital commitments reduced by the amount of capital contributions used to make portfolio investments that have been disposed.

Investment management fees are recognized as revenue using a time-based output method to measure progress. Revenue is recorded at month end or quarter end when the value of consideration is measured. The amount of investment management fee revenue varies from one reporting period to another as levels of AUM change (from inflows, outflows and market movements) and as the number of days in the reporting period change.

The Company may waive certain fees for investment management services provided to the Victory Funds, USAA Funds, VictoryShares and other pooled investment vehicles and may subsidize certain share classes of the Victory Funds, USAA Funds, VictoryShares and other pooled investment vehicles to ensure that specified operating expenses attributable to such share classes do not exceed a specified percentage. These waivers

and reimbursements reduce the transaction price allocated to investment management services and are recognized as a reduction to investment management fees revenue. The amounts due to the Victory Funds, USAA Funds, VictoryShares and other pooled investment vehicles for waivers and expense reimbursements represent consideration payable to customers, which is recorded in accounts payable and accrued expenses in the Consolidated Balance Sheets, and no distinct services are received in exchange for these payments.

Performance-based investment management fees, which include fees under performance fee and fulcrum fee arrangements, are included in the transaction price for providing investment management services. Performance-based investment management fees are calculated as a percentage of investment performance on a client's account versus a specified benchmark or hurdle based on the terms of the contract with the customer. Performance-based investment management fees are variable consideration and are recognized as revenue when and to the extent that it is probable that a significant reversal of the cumulative revenue for the contractual performance period will not occur. Performance-based investment management fees recognized as revenue in the current period may pertain to performance obligations satisfied in prior periods. Fulcrum fee arrangements include a performance fee adjustment that increases or decreases the total investment management fee depending on whether the assets being managed experienced better or worse investment performance than the index specified in the customer's contract. The performance fee adjustment arrangement with certain equity and fixed income USAA Funds took effect on July 1, 2020 and is calculated monthly based on the investment performance of those funds relative to their specified benchmark indexes over the discrete performance period ending with that month.

Fund Administration Fees

The Company recognizes fund administration fees as revenue using a time-based output method to measure progress. Fund administration fees are determined based on the contractual rate applied to average daily net assets of the Victory Funds, USAA Funds and VictoryShares for which administration services are provided. Revenue is recorded on a monthly basis when the value of consideration is measured using actual average daily net assets and constraints are removed. The Company's fund administration fee revenue is recorded in fund administration and distribution fees in the Consolidated Statements of Operations.

The Company has contractual arrangements with a third party to provide certain sub-administration services. We are the primary obligor under the contracts with the Victory Funds, USAA Funds and VictoryShares and have the ability to select the service provider and establish pricing. As a result, fund administration fees and sub-administration expenses are recorded on a gross basis.

Fund Transfer Agent Fees

The Company recognizes fund transfer agent fees using a time-based output method to measure progress. Fund transfer agent fees are determined based on the contractual rate applied to either the average daily net assets of the USAA Funds for which transfer agent services are provided or number of accounts in the USAA Funds. Revenue is recorded on a monthly basis when the value of consideration is measured using actual average daily net assets or actual number of accounts and constraints are removed. The Company's fund transfer agent fee revenue is recorded in fund administration and distribution fees in the Consolidated Statements of Operations.

The Company also receives fees for sub-transfer agency services under contracts with the Victory Funds for member class shares. Sub-transfer agency fees are recognized and recorded in a manner similar to fund transfer agent fees and are recorded in fund administration and distribution fees in the Consolidated Statements of Operations.

The Company has contractual arrangements with a third party to provide certain sub-transfer agent services. As the Company is the primary obligor under the transfer agency contracts with the USAA Funds and has the ability to select the service provider and establish pricing, fund transfer agent fees and sub-transfer agent expenses are recorded on a gross basis.

Fund Distribution Fees

The Company receives compensation for sales and sales-related services promised under distribution contracts with the Victory Funds and USAA Funds. Revenue is measured in an amount that reflects the consideration to which the Company expects to be entitled in exchange for providing distribution services. Distribution fees are generally calculated as a percentage of average net assets in the Victory Funds and USAA

Funds. The Company's performance obligation is satisfied at the point in time when control of the services is transferred to customers, which is upon investor subscription or redemption.

Based on the nature of the calculation, the revenue for these services is accounted for as variable consideration. The Company may recognize distribution fee revenue in the current period that pertains to performance obligations satisfied in prior periods as variable consideration is recognized only when uncertainties are resolved. The Company's distribution fee revenue is recorded in fund administration and distribution fees in the Consolidated Statements of Operations.

The Company has contractual arrangements with third parties to provide certain distribution services. The Company is the primary obligor under the contracts with the Victory Funds and USAA Funds and has the ability to select the service provider and establish pricing. Substantially all of the Company's revenue is recorded gross of payments made to third parties.

Costs Incurred to Obtain or Fulfill Customer Contracts

The Company is required to capitalize certain costs directly related to the acquisition or fulfillment of a contact with a customer. Victory has not identified any sales-based compensation or similar costs that meet the definition of an incremental cost to acquire a contract and as such we have no intangible assets related to contract acquisitions.

Direct costs incurred to fulfill services under the Company's distribution contracts include sales commissions paid to third party dealers for the sale of Class C Shares. The Company may pay upfront sales commissions to dealers and institutions that sell Class C shares of the participating Victory Funds at the time of such sale. Upfront sales commission payments with respect to Class C shares equal 1.00% of the purchase price of the Class C shares sold by the dealer or institution. When the Company makes an upfront payment to a dealer or institution for the sale of Class C shares, the Company capitalizes the cost of such payment, which is recorded in prepaid expenses in the Consolidated Balance Sheets and amortizes the cost over a 12-month period, the estimated period of benefit.

Valuation of AUM and fund investments

The fair value of assets under management of the Victory Funds, USAA Funds and VictoryShares is primarily determined using quoted market prices or independent third-party pricing services or broker price quotes. In certain circumstances, a quotation or price evaluation is not readily available from a pricing service. In these cases, pricing is determined by management based on a prescribed valuation process that has been approved by the directors/trustees of the sponsored products. The same prescribed valuation process is used to price securities in separate accounts and the Company's other non-alternative investment vehicles for which a quotation or price evaluation is not readily available from a pricing service.

The fair value of Level III assets held by alternative investment vehicles is determined under the respective valuation policy for each fund. The valuation policies address the fact that substantially all the investments of a fund may not have readily available market information and therefore the fair value for these assets is typically determined using unobservable inputs and models that may include subjective assumptions. AUM reported by the Company for alternative investment vehicles may not necessarily equal the funds' net asset values or the total fair value of the funds' portfolio investments as AUM represents the basis for calculating management fees.

For the periods presented, less than one percent of the Company's total AUM were Level III assets priced without using a quoted market price, broker price quote or pricing service quotation.

NOTE 4. ACQUISITION

USAA AMCO Acquisition

On July 1, 2019, the Company completed the USAA AMCO Acquisition. The USAA AMCO Acquisition expanded and diversified the Company's investment platform, particularly in the fixed income and solutions asset classes, and increased the Company's size and scale. Additional products added to the investments platform include target date and target risk strategies, managed volatility mutual funds, active fixed income ETFs, sub-advised and multi-manager equity funds. The acquisition also added to the Company's lineup of asset allocation portfolios and smart beta equity ETFs and provided the Company the rights to offer products

and services using the USAA brand and the opportunity to offer its products to USAA members through a direct investor channel.

Contingent Consideration

Under the terms of the purchase agreement for the USAA AMCO Acquisition, a maximum of $150.0 million ($37.5 million per year) in contingent payments is payable to sellers based on the annual revenue of USAA Adviser attributable to all "non-managed money"-related AUM in each of the first four annual earn out periods following the closing. To receive any contingent payment in respect of "non-managed money"-related assets for a given year, annual revenue from "non-managed money"-related assets must be at least 80% of the revenue run-rate (as calculated under the purchase agreement) of the USAA Adviser's "non-managed money"-related assets under management as of the acquisition closing date, and to achieve the maximum contingent payment for a given year, such annual revenue must total at least 100% of that acquisition date revenue run-rate.

The estimated fair value for contingent consideration payable to sellers is estimated using the real options method. Revenue related to "non-managed money" assets is simulated in a risk-neutral framework to calculate expected probability-weighted earn out payments, which are then discounted from the expected payment dates at the relevant cost of debt. Significant assumptions and inputs include the "non-managed money" revenue projected annual growth rate, the market price of risk, which adjusts the projected revenue growth rate to a risk-neutral expected growth rate, revenue volatility and discount rate. The market price of risk and revenue volatility are based on data for comparable companies. As the contingent consideration represents a subordinate, unsecured claim of the Company, the Company assesses a discount rate which incorporates adjustments for credit risk and the subordination of the contingent consideration

The fair value of contingent consideration payable to sellers was estimated at $27.7 million and $68.8 million at December 31, 2022 and 2021, respectively, and $98.8 million as of the acquisition date. The Company recorded a decrease in the liability of $3.6 million in 2022 and an increase in the liability of $13.8 million and $11.3 million in 2021 and 2020, respectively, in change in value of consideration payable for acquisition of business in the Consolidated Statements of Operations.

As of December 31, 2022, the Company has paid a total of $112.5 million (the $37.5 million maximum payment for each of the first three earn out periods) in contingent consideration to sellers.

Significant inputs to the valuation of contingent consideration payable to sellers as of December 31, 2022 and 2021 and the acquisition date are as follows and are approximate values:

	December 31, 2022	December 31, 2021	July 1, 2019 Acquisition Date
Non-managed money revenue 4 year average annual growth rate	0 %	6 %	8 %
Market price of risk	6 %	6 %	4 %
Revenue volatility	17 %	17 %	20 %
Discount rate	8 %	3 %	7 %
Years remaining in earn out period	0.9	1.9	4.3
Undiscounted estimated remaining earn out payments $ millions	$30 - $37.5	$72 - $75	$119 - $150

USAA Acquired Companies

Revenue of the USAA Acquired Companies for the six months ended June 30, 2020, was as follows:

(in millions)	Unaudited Six Months Ended June 30, 2020
Revenue	$ 221.3

Net income attributable to the USAA Acquired Companies for the first six months of 2020 is impractical to determine as the Company does not prepare discrete financial information at that level.

THB Acquisition

On March 1, 2021, the Company completed the acquisition of certain assets of THB, including without limitation, (i) certain investment advisory and business contracts, (ii) certain books and records, (iii) the investment performance track record, and (iv) all business intellectual property and proprietary software. In addition, the

Company hired the THB investment team and acquired THB AUM of $547 million. THB manages responsible investment portfolios in the micro-cap, small-cap and mid-cap asset classes, including U.S., global and international strategies.

Because substantially all of the fair value of the acquired assets was concentrated in a single identifiable asset, the transaction was accounted for as an asset acquisition. Estimated acquisition costs of $0.6 million were allocated to a definite-lived customer relationship intangible asset.

NEC Acquisition

On November 1, 2021, VCM completed the acquisition of 100% of the equity interests in NEC. Founded in 2004 and based in Hanover, New Hampshire, NEC is an alternative asset management firm focused on debt and equity investments in clean energy infrastructure projects and companies through private closed-end funds (the "NEC Funds").

The NEC Acquisition purchase price was $63.1 million, which included $62.8 million in cash paid at closing, net of cash acquired, and $0.3 million of net working capital adjustments paid to sellers in March 2022. Consideration paid at closing was funded with balance sheet cash and proceeds from borrowings under the Company's revolving line of credit. All borrowings under the revolving line of credit were repaid prior to December 31, 2021.

Under the terms of the purchase agreement, the Company will pay up to an additional $35.0 million in cash based on net revenue growth over a six year period following the closing date. The purchase agreement specifies net revenue and payment targets for the 36-month, 48-month and 60-month periods beginning on November 30, 2021 (the "Start Date") for the contingent payments. It also provides for advance payments and catch-up payments to be made based on actual NEC net management fee revenue, as defined in the purchase agreement, as measured at the end of each 12 month anniversary of the Start Date over a six year period. The maximum amount of contingent payments is due, less any contingent payments previously paid, upon the occurrence of certain specified events within a five year period following the Start Date.

The Company determined that substantially all of the contingent payments payable per the NEC purchase agreement represent compensation for post-closing services. Accordingly, these contingent payments were excluded from the purchase price for the NEC Acquisition and a liability for these contingent payments was not recorded on the acquisition date. The Company recognizes compensation expense over the estimated service period on a straight-line basis in an amount equal to the total contingent payments currently forecasted to be paid. As of December 31, 2022 and 2021, the Company had recorded $8.1 million and $1.1 million, respectively, in NEC contingent payment compensation expense, which is included in personnel compensation and benefits in the Consolidated Statements of Operations. A liability for the corresponding amount is recorded in accrued compensation and benefits in the Consolidated Balance Sheets.

The NEC Acquisition purchase price of $62.8 million was allocated to the assets acquired and liabilities assumed based upon their estimated fair values on the acquisition date. The Company used an independent valuation specialist to assist with the determination of fair value for certain of the acquired assets and assumed liabilities disclosed below. The carried interests in the existing NEC Funds were not acquired in the transaction. No adjustments were made to the purchase price allocation during the one year measurement period following the closing date.

The excess purchase price over the estimated fair values of assets acquired and liabilities assumed of $41.0 million was recorded to goodwill in the Consolidated Balance Sheets, all of which is expected to be deductible for tax purposes. The goodwill arising from the acquisition primarily results from future earnings and cash flows from new funds expected to be launched on the NEC alternative investment platform.

The following table presents the amounts of the assets acquired and liabilities assumed as of the acquisition date, net of cash acquired:

(in thousands)		
Investment management fees receivable	$	118
Other receivables and prepaid expenses		60
Property and equipment		19
Other intangible assets [(1)]		23,700
Goodwill		41,032
Accounts payable and accrued expenses		(1,780)
Purchase price, net of cash acquired	$	63,149

(1) Includes $14.0 million for definite-lived customer relationships with a 6 year estimated useful life and $9.7 million for definite-lived investment advisory contracts with a 2 year estimated useful life, which are recorded in other intangible assets, net on the Consolidated Balance Sheets.

WestEnd Acquisition

On and effective December 31, 2021, the Company completed the acquisition of 100% of the equity interests of WestEnd Advisors, LLC ("WestEnd Acquisition"). Founded in 2004, and headquartered in Charlotte, North Carolina, WestEnd is an ETF strategist advisor that provides financial advisors with a turnkey, core model allocation strategy for either a holistic solution or complementary source of alpha. The firm offers four primary ETF strategies and one large cap core strategy in Separately Managed Account (SMA) structures.

The aggregate purchase price for the WestEnd Acquisition was $716.1 million, net of cash acquired, which includes (i) $475.8 million in cash paid at closing (the "WestEnd Closing") net of cash acquired, (ii) the acquisition date value of contingent payments due to sellers of $239.7 million and iii) $0.6 million paid in cash to sellers in April 2022 for net working capital adjustments. The contingent earn-out payments are based on net revenue of the WestEnd business during each of the first four years following the WestEnd Closing, subject to certain "catch-up" provisions over a five and one half year period following the WestEnd Closing. A maximum of $320.0 million ($80.0 million per year) in earn-out payments may be paid.

In connection with the closing of the WestEnd Acquisition, the Company entered into the Third Amendment to the 2019 Credit Agreement and obtained incremental term loans in an aggregate principal amount of $505.0 million to fund the acquisition and pay fees and expenses related to the transaction. Please refer to Note 11, Debt, for more information on the 2021 Incremental Term Loans.

A total of $2.9 million of the cash paid at closing was placed in escrow. In April 2022, the $0.5 million of escrow funds reserved for purchase price adjustments was released to sellers. As of December 31, 2022, the remaining $2.4 million of escrow funds remained available to compensate the Company for eligible claims under the purchase agreement's indemnification provisions.

The purchase price of $716.1 million was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of the WestEnd Acquisition. The Company used an independent valuation specialist to assist with the determination of fair value for certain of the acquired assets and assumed liabilities disclosed below. No adjustments were made to the purchase price allocation during the one year measurement period following the closing date.

The excess purchase price over the estimated fair values of assets acquired and liabilities assumed of $536.0 million was recorded to goodwill in the Consolidated Balance Sheets, all of which is expected to be deductible for tax purposes. The goodwill arising from the acquisition primarily results from revenue synergies expected from combining WestEnd and Victory distribution platforms and sales efforts.

The following table presents the estimated amounts of assets acquired and liabilities assumed as of the acquisition date, net of cash acquired:

(in thousands)		
Investment management fees receivable	$	4,560
Prepaid expenses and other assets		256
Property and equipment		2,011
Other intangible assets (1)		175,500
Goodwill		536,023
Accounts payable and accrued expenses		(115)
Accrued compensation and benefits		(1,480)
Other liabilities		(693)
Purchase price, net of cash acquired	$	716,062

(1) Includes $172.5 million for definite-lived customer relationship assets with a 10 year estimated useful life and $3.0 million for a definite-lived trade name asset with a 7 year estimated useful life, which are recorded in other intangible assets, net on the Consolidated Balance Sheets.

The estimated fair value for contingent consideration payable to sellers is estimated using the real options method. WestEnd net revenue growth is simulated in a risk-neutral framework to calculate expected probability-weighted earn out payments, which are then discounted from the expected payment dates at the relevant cost of debt. Significant assumptions and inputs include the WestEnd net revenue projected annual growth rate, the market price of risk, which adjusts the projected revenue growth rate to a risk-neutral expected growth rate, revenue volatility and discount rate. The market price of risk and revenue volatility are based on data for comparable companies. As the contingent consideration represents a subordinate, unsecured claim of the

Company, the Company assesses a discount rate which incorporates adjustments for credit risk and the subordination of the contingent consideration.

A maximum of $320.0 million ($80.0 million per year) is payable to sellers in contingent payments. The estimated fair value of contingent consideration payable to sellers was $207.7 million at December 31, 2022 and $239.7 million as of the acquisition date. Significant inputs to the valuation of contingent consideration payable to sellers as of December 31, 2022 and 2021 are as follows and are approximate values:

	December 31, 2022	December 31, 2021 Acquisition Date
Net revenue 5 year average annual growth rate	28 %	38 %
Market price of risk adjustment for revenue (continuous)	11 %	11 %
Revenue volatility	20 %	21 %
Discount rate	8 %	4 %
Years remaining in earn out period	4.8	5.8
Undiscounted estimated remaining earn out payments $ millions	$247 - $320	$277 - $320

As the WestEnd Acquisition was effective at market close on December 31, 2021, the Company's operating results for 2021 do not include WestEnd.

The following Unaudited Pro Forma Condensed Combined Statements of Operations are provided for illustrative purposes only and assume that the acquisition occurred on January 1, 2020. This unaudited information should not be relied upon as indicative of historical results that would have been obtained if the acquisition had occurred on that date, nor of the results that may be obtained in the future.

The historical consolidated financial information of the Company and WestEnd have been adjusted to give effect to unaudited pro forma events that are directly attributable to the WestEnd Acquisition. These amounts have been calculated after adjusting the results of WestEnd and the Company to reflect additional interest expense, intangible asset amortization, acquisition-related costs, transaction-related compensation costs and income taxes that would have been expensed assuming the WestEnd Acquisition was consummated on January 1, 2020.

	Unaudited Year Ended December 31,	
(in thousands, except per share amount)	2021	2020
Revenue	$ 936,609	$ 798,401
Net income	280,980	177,637
Earnings per share of common stock		
Basic	$ 4.13	$ 2.62
Diluted	$ 3.79	$ 2.41
Weighted average number of shares outstanding		
Basic	67,976	67,710
Diluted	74,151	73,719

Acquisition-related costs

Costs related to acquisitions of businesses and assets are summarized below and include legal and filing fees, advisory services, mutual fund proxy voting costs and other one-time expenses related to the transactions. Included in USAA AMCO acquisition-related costs in 2021 is a liability for one-time payments for assets not acquired in the transaction.

Costs related to acquisitions were expensed in 2022, 2021 and 2020 and are included in acquisition-related costs in the Consolidated Statements of Operations.

(in thousands)	Acquisition-related costs		
	2022	2021	2020
USAA AMCO	$ -	$ 5,534	$ 426
NEC	112	2,605	-
WestEnd	139	8,102	-
Other	283	21	682
Total acquisition-related costs	$ 534	$ 16,262	$ 1,108

Restructuring and Integration Costs

In connection with business combinations, asset purchases and changes in business strategy, the Company incurs costs integrating investment platforms, products and personnel into existing systems, processes and service provider arrangements and restructuring the business to capture operating expense synergies.

The following table presents a rollforward of restructuring and integration liabilities, which as of December 31, 2022, 2021 and 2020 were included in accounts payable and accrued expenses on the Consolidated Balance Sheets.

(in millions)	2022	2021	2020
Liability balance, beginning of period	$ 0.3	$ 1.0	$ 3.0
Severance expense			
USAA AMCO Acquisition	—	1.4	1.2
Other	0.3	0.4	—
Contract termination expense	0.5	—	0.1
Integration costs			
USAA AMCO Acquisition	—	0.5	6.5
Other	0.1	0.3	—
Restructuring and integration costs	0.9	2.6	7.8
Settlement of liabilities	(0.9)	(3.3)	(9.8)
Liability balance, end of period	**$ 0.3**	**$ 0.3**	**$ 1.0**

NOTE 5. FAIR VALUE MEASUREMENTS

The Company determines the fair value of certain financial and nonfinancial assets and liabilities. Fair value is determined based on the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value determinations utilize a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the fair value hierarchy contains three levels:

- Level 1—Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

- Level 2—Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the asset or liability being measured.

- Level 3—Valuation inputs are unobservable and significant to the fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents assets and liabilities measured at fair value on a recurring basis:

| (in thousands) | As of December 31, 2022 | | | |
	Total	Level 1	Level 2	Level 3
Financial Assets				
Money market fund	$ 24,575	$ 24,575	$ —	$ —
Investments in proprietary funds	466	466	—	—
Deferred compensation plan investments	26,800	26,800	—	—
Interest rate swap	46,931	—	46,931	—
Total financial assets	$ 98,772	$ 51,841	$ 46,931	$ —
Financial Liabilities				
Contingent consideration arrangements	$ (230,400)	$ —	$ —	$ (230,400)
Total financial liabilities	$ (230,400)	$ —	$ —	$ (230,400)

| (in thousands) | As of December 31, 2021 | | | |
	Total	Level 1	Level 2	Level 3
Financial Assets				
Investments in proprietary funds	$ 912	$ 912	$ —	$ —
Deferred compensation plan investments	30,812	30,812	—	—
Interest rate swap	7,774	—	7,774	—
Total financial assets	$ 39,498	$ 31,724	$ 7,774	$ —
Financial Liabilities				
Contingent consideration arrangements[1]	$ (308,500)	$ —	$ —	$ (308,500)
Total financial liabilities	$ (308,500)	$ —	$ —	$ (308,500)

[1] Contingent consideration arrangement liabilities of $308.5 million plus $0.3 million and $0.6 million of consideration payable to sellers for net working capital adjustments for the NEC and WestEnd acquisitions, respectively, equal $309.4 million in consideration payable for acquisition of business in the Consolidated Balance Sheets as of December 31, 2021.

Level 1 assets consist of money market funds and open-end mutual funds. The fair values for these assets are determined utilizing quoted market prices for identical assets.

The interest rate swap (the "Swap") asset represents amounts receivable under a floating-to-fixed interest rate swap transaction entered into by the Company on March 27, 2020. The fair value of the Swap is included in the Consolidated Balance Sheets in other assets at December 31, 2022 and 2021. Pricing was determined based on a third party, model-derived valuation in which all significant inputs are observable in active markets (Level 2). Refer to Note 12, Derivatives, for further detail on the Swap.

Contingent consideration arrangements include the USAA AMCO and WestEnd earn-out payment liabilities at December 31, 2022 and 2021. Contingent consideration arrangements are included in consideration payable for acquisition of business in the Consolidated Balance Sheets.

Significant unobservable inputs for the option pricing model used to determine the estimated fair value of the USAA AMCO Acquisition earn-out payment liability include the "non-managed money" revenue projected growth rate, revenue volatility, market price of risk and discount rate. Significant unobservable inputs for the option pricing model used to determine the estimated fair value of the WestEnd Acquisition earn-out payment liability include the WestEnd net revenue projected growth rate, revenue volatility, market price of risk and discount rate.

For both contingent consideration arrangements, an increase in the market price of risk, discount rate and revenue volatility results in a lower fair value for the earn-out payment liability, while an increase in the projected growth rate for revenue results in a higher fair value for the earn-out payment liability. Refer to Note 4, Acquisitions, for further details related to the valuation of contingent consideration payable related to the USAA AMCO Acquisition and WestEnd Acquisition.

Changes in the fair value of contingent consideration arrangement liabilities, realized or unrealized, are recorded in earnings and are included in change in value of consideration payable for acquisition of business in the Consolidated Statements of Operations.

The following table presents the balance of the contingent consideration arrangement liabilities at December 31, 2022, 2021 and 2020, respectively.

(in thousands)	Contingent Consideration Liabilities
Balance, December 31, 2020	$ 92,500
USAA AMCO second annual earn-out payment.	(37,500)
USAA AMCO change in fair value measurement	13,800
WestEnd acquisition date contingent consideration liabilityUSAA AMCO change in fair value measurement	239,700
Balance, December 31, 2021	$ 308,500
USAA AMCO third annual earn-out payment	(37,500)
USAA AMCO change in fair value measurement	(3,600)
WestEnd change in fair value measurement	(37,000)
Balance, December 31, 2022	$ 230,400

There were no transfers between any of the Level 1, 2 and 3 categories in the fair value measurement hierarchy for the years ended December 31, 2022 and 2021. The Company recognizes transfers at the end of the reporting period.

The net carrying value of accounts receivable and accounts payable approximates fair value due to the short-term nature of these assets and liabilities. The fair value of our long-term debt at December 31, 2022 is considered to be its carrying value as the interest rate on the bank debt is variable and approximates current market rates. As a result, Level 2 inputs are utilized to determine the fair value of our long-term debt.

NOTE 6. RELATED-PARTY TRANSACTIONS

The Company considers certain funds that it manages, including the Victory Funds, the USAA Funds, the VictoryShares, collective trust funds that it sponsors (the "Victory Collective Funds"), the NEC Funds and other pooled investment vehicles that it sponsors, to be related parties as a result of its advisory relationship.

The Company receives investment management, administrative, distribution and compliance fees in accordance with contracts that VCM and VCS have with the Victory Funds and the USAA Funds and has invested a portion of its balance sheet cash in the USAA Treasury Money Market Fund and earns interest on the amount invested in this fund.

The Company receives investment management, administrative and compliance fees in accordance with contracts that VCM has with the VictoryShares.

We also receive investment management fees from the Victory Collective Funds, the NEC Funds and other pooled investment vehicles under VCM's advisory contracts with these funds. In addition, VCTA receives fees for transfer agency services under contracts with the USAA Funds and sub-transfer agency services under contracts with the Victory Funds for member class shares.

Director fees payable by the Company in cash and contributions made under the Director Deferred Compensation Plan for non-employee members of our Board of Directors are included in general and administrative expense in the Consolidated Statements of Operations.

The table below presents balances and transactions involving related parties included in the Consolidated Balance Sheets and Consolidated Statements of Operations.

- Included in cash and cash equivalents is cash held in the USAA Treasury Money Market Fund.

- Included in receivables (investment management fees) are amounts due from the Victory Funds, USAA Funds, VictoryShares, Victory Collective Funds and other pooled investment vehicles for investment management services.

- Included in receivables (fund administration and distribution fees) are amounts due from the Victory Funds and USAA Funds for fund administration services and compliance services, amounts due from the VictoryShares for fund administration services, amounts due from the USAA Funds for transfer agent services, amounts due from the Victory Funds for sub-transfer agent services and amounts invoiced to the NEC Funds for costs paid by VCM.

- Included in prepaid expenses are amounts paid by VCM that will be invoiced to the NEC Funds in the following period.

- Included in revenue (investment management) are amounts earned for investment management services provided to the Victory Funds, the USAA Funds, the VictoryShares, the Victory Collective Funds, the NEC Funds and other pooled investment vehicles.

- Included in revenue (fund administration and distribution fees) are amounts earned for fund administration and compliance services, transfer agent services and sub-transfer agent services.

- Realized and unrealized gains and losses and dividend income on investments in the Victory Funds and USAA Funds classified as investments in proprietary funds and deferred compensation plan investments and dividend income on investments in the USAA Treasury Money Market Fund are recorded in interest income and other income (expense) in the Consolidated Statements of Operations.

- Amounts due to the Victory Funds, USAA Funds, VictoryShares and other pooled investment vehicles for waivers of investment management fees and reimbursements of fund operating expenses are included in accounts payable and accrued expenses in the Consolidated Balance Sheets and represent consideration payable to customers.

(in thousands)	2022	2021
Related party assets		
Cash and cash equivalents	$ 24,575	$ —
Receivables (investment management fees)	44,218	53,256
Receivables (fund administration and distribution fees)	14,379	17,123
Prepaid expenses	1,097	304
Investments (investments in proprietary funds, fair value)	466	912
Investments (deferred compensation plan investments, fair value)	24,852	28,643
Total	$ 109,587	$ 100,238
Related party liabilities		
Accounts payable and accrued expenses (fund reimbursements)	$ 5,838	$ 6,695

	Year ended December 31,		
(in thousands)	2022	2021	2020
Related party revenue			
Investment management fees	$ 510,900	$ 566,775	$ 471,153
Fund administration and distribution fees	190,090	215,726	213,315
Total	$ 700,990	$ 782,501	$ 684,468
Related party expense			
General and administrative	$ 415	$ 521	$ 702
Related party other income (expense)			
Interest income (expense) and other income (expense)	$ (2,199)	$ 5,470	$ 2,337

NOTE 7. INVESTMENTS

As of December 31, 2022 and 2021, the Company had investments in proprietary funds and deferred compensation plan investments. Investments in proprietary funds consist entirely of seed capital investments in certain Victory Funds and USAA Funds. Deferred compensation plan investments are held under deferred compensation plans and include Victory Funds, USAA Funds and third party mutual funds.

Unrealized and realized gains and losses on investments in proprietary funds and deferred compensation plan investments are recorded in earnings as interest income and other income (expense).

Investments in Proprietary Funds

The following table presents a summary of the cost and fair value of investments in proprietary funds:

(in thousands)	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
As of December 31, 2022	$ 551	$ 29	$ (114)	$ 466
As of December 31, 2021	769	169	(26)	912

The following table presents proceeds from sales of investments in proprietary funds and realized gains and losses recognized during the years ended December 31, 2022, 2021 and 2020:

(in thousands)	Sale Proceeds	Realized Gains	Realized (Losses)
For the year ending December 31, 2022	$ 295	$ —	$ (42)
For the year ending December 31, 2021	215	50	—
For the year ending December 31, 2020	507	31	(13)

Deferred Compensation Plan Investments

The following table presents a summary of the cost and fair value of deferred compensation plan investments:

(in thousands)	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
As of December 31, 2022	$ 27,801	$ 529	$ (1,530)	$ 26,800
As of December 31, 2021	27,174	4,266	(628)	30,812

The following table presents proceeds from sales of deferred compensation plan investments and realized gains and losses recognized during the years ended December 31, 2022, 2021 and 2020:

	Sale Proceeds	Realized Gains	Realized (Losses)
For the year ending December 31, 2022	$ 23,714	$ 2,225	$ (1,966)
For the year ending December 31, 2021	9,662	1,315	(59)
For the year ending December 31, 2020	4,063	$ 130	$ (309)

NOTE 8. PROPERTY AND EQUIPMENT

The following table presents property and equipment as of December 31, 2022 and 2021:

	As of December 31,	
(in thousands)	2022	2021
Equipment, purchased software and implementation costs	$ 33,925	$ 31,503
Leasehold improvements	4,380	4,488
Furniture and fixtures	3,036	3,072
Total	41,341	39,063
Accumulated depreciation and amortization	(20,195)	(13,768)
Total property and equipment, net	$ 21,146	$ 25,295

Depreciation and amortization expense for property and equipment was $8.0 million, $6.2 million and $3.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

NOTE 9. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents changes in the goodwill balance from December 31, 2021 to December 31, 2022:

	As of December 31,	
(in thousands)	2022	2021
Balance, beginning of period	$ 981,805	$ 404,750
Goodwill recorded in NEC acquisition	—	41,032
Goodwill recorded in WestEnd acquisition	—	536,023
Balance, end of period	**$ 981,805**	**$ 981,805**

There were no impairments to goodwill recognized during the years ended December 31, 2022, 2021 or 2020.

Identifiable Intangible Assets

The following table presents a summary of definite-lived intangible assets by type:

(in thousands)	Customer Relationships	Fund Advisory Contracts	Trade Names	Intellectual Property/ Other	Totals
Gross book value - December 31, 2021	$ 310,286	$ 12,068	$ 42,332	$ 7,547	$ 372,233
Accumulated amortization	(123,752)	(3,176)	(24,921)	(7,287)	(159,136)
Net book value - December 31, 2021	$ 186,534	$ 8,892	$ 17,411	$ 260	$ 213,097
Weighted average useful life (yrs)	9.4	1.8	1.8	5.0	6.2
Gross book value - December 31, 2022	$ 310,286	$ 12,068	$ 42,332	$ 7,547	$ 372,233
Accumulated amortization	(143,530)	(8,443)	(34,866)	(7,457)	(194,296)
Net book value - December 31, 2022	$ 166,756	$ 3,625	$ 7,466	$ 90	$ 177,937
Weighted average useful life (yrs)	8.4	0.7	0.8	1.2	5.1

Amortization expense for definite-lived intangible assets for the years ended December 31, 2022, 2021 and 2020 was $35.2 million, $12.6 million and $12.8 million, respectively, and is recorded in depreciation and

amortization within the Consolidated Statements of Operations. There were no impairments to definite-lived intangible assets recognized in 2022, 2021 or 2020.

The following table presents estimated amortization expense for definite-lived intangible assets for each of the five succeeding years and thereafter:

2023	$ 28,687
2024	20,174
2025	20,012
2026	20,012
2027	19,623
Thereafter	69,429
Total	**$ 177,937**

The following table presents a summary of indefinite-lived intangible assets by type:

(in thousands)	Fund Advisory, Transfer Agent and Distribution Contracts	Trade Names	Totals
December 31, 2020 balance	$ 1,113,000	$ 23,700	$ 1,136,700
Additions or transfers	—	—	—
December 31, 2021 balance	$ 1,113,000	$ 23,700	$ 1,136,700
Additions or transfers	—	—	—
December 31, 2022 balance	$ 1,113,000	$ 23,700	$ 1,136,700

There were no impairments to indefinite-lived intangible assets recognized in 2022, 2021 or 2020.

NOTE 10. INCOME TAXES

The following table presents the provision for income taxes for the years ended December 31, 2022, 2021 and 2020:

(in thousands)	2022	2021	2020
Current tax expense (benefit):			
Federal	$ 30,723	$ 42,845	$ 24,048
State	8,055	9,929	7,263
Foreign	90	(9)	108
Total current tax expense	38,868	52,765	31,419
Deferred tax expense (benefit):			
Federal	29,263	15,716	27,793
State	6,654	3,742	6,860
Foreign	(263)	30	(54)
Total deferred tax expense	35,654	19,488	34,599
Income tax expense	$ 74,522	$ 72,253	$ 66,018

As of December 31, 2022, 2021 and 2020, the Company had no liability for unrecognized tax benefits. During 2020, the Company recognized all of the $2.6 million of unrecognized tax benefits established in prior years as a result of settlements with state taxing authorities.

The effective tax rate for the years ended December 31, 2022, 2021 and 2020 differs from the United States federal statutory rate primarily as a result of state and local income taxes and excess tax benefits on share-based compensation.

The following table presents the tax rates for the years ended December 31, 2022, 2021 and 2020.

	2022	2021	2020
Federal income tax at U.S. statutory rate	21.0 %	21.0 %	21.0 %
State income tax rate, net of federal tax benefit .	3.3 %	3.2 %	3.8 %
Excess tax benefits on share-based compensation	(3.4)%	(3.4)%	(1.4)%
Foreign taxes and other..	0.4 %	(0.2)%	0.3 %
Income tax expense	21.3 %	20.6 %	23.7 %

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax reporting purposes.

In assessing the realization of deferred tax assets, management considers the reversal of deferred tax liabilities as well as projections of future taxable income during the periods in which temporary differences are expected to reverse. Based on the consideration of these facts, the Company believes it is more likely than not that all of its gross deferred tax assets will be realized in the future, and as a result has not recorded a valuation allowance on these amounts as of December 31, 2022 and 2021.

(in thousands)	2022	2021
Deferred tax assets:		
Definite-lived intangibles.......................................	$ 20,990	$ 21,373
Share-based compensation expense	6,234	7,988
Acquisition-related costs	4,504	5,110
Deferred compensation..	7,276	7,909
Restructuring expenses	1,337	1,431
Contingent consideration arrangements	337	383
Goodwill	—	11,443
Unrealized loss on deferred compensation investments	240	—
R&E expenditures	1,220	—
Other	442	54
Total deferred tax assets..................................	**42,580**	**55,691**
Deferred tax liabilities:		
Indefinite-lived intangibles	126,398	106,230
Goodwill	6,045	—
Debt issuance costs...	3,026	4,087
Depreciation..	3,695	5,444
OCI - Swap liability and cumulative translation adjustment..	11,317	1,878
Prepaid expenses	237	271
Unrealized gain on deferred compensation investments	—	901
Total deferred tax liabilities	**150,718**	**118,811**
Net deferred tax liability..	**$ (108,138)**	**$ (63,120)**

As of December 31, 2022 and 2021, the Company had no net operating loss carryforwards.

In the normal course of business, the Company is subject to examination by federal and certain state and local tax regulators. As of December 31, 2022, U.S. federal income tax returns for 2019, 2020 and 2021 are open

and therefore subject to examination. State and local income tax returns filed are generally subject to examination from 2018 to 2021.

We have analyzed our tax positions for all open years and have concluded that no additional provision for income tax is required in the consolidated financial statements. The Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months.

NOTE 11. DEBT

2019 Credit Agreement

On July 1, 2019, concurrent with the USAA AMCO Acquisition, the Company entered into the 2019 Credit Agreement, repaid all indebtedness outstanding under the prior credit agreement (the "2018 Credit Agreement"), and terminated the 2018 Credit Agreement.

The 2019 Credit Agreement was entered into among Victory, as borrower, the lenders from time to time party thereto and Barclays Bank PLC, as administrative agent and collateral agent, pursuant to which the Company obtained a seven-year term loan in an aggregate principal amount of $1.1 billion (the "2019 Term Loans") and established a five-year revolving credit facility (which was unfunded as of the closing date) with aggregate commitments of $100.0 million (with a $10.0 million sub-limit for the issuance of letters of credit). Amounts outstanding under the 2019 Credit Agreement accrued interest at an annual rate equal to, at the option of the Company, either LIBOR (adjusted for reserves) plus a margin of 3.25% or an alternate base rate plus a margin of 2.25%.

The obligations of the Company under the 2019 Credit Agreement are guaranteed by the Company's domestic subsidiaries (other than VCS) (the "Guarantors") and secured by substantially all of the assets of the Company and the Guarantors, subject in each case to certain customary exceptions.

The 2019 Credit Agreement contains customary affirmative and negative covenants, including covenants that affect, among other things, the ability of the Company and its subsidiaries to incur additional indebtedness, create liens, merge or dissolve, make investments, dispose of assets, engage in sale and leaseback transactions, make distributions and dividends and prepayments of junior indebtedness, engage in transactions with affiliates, enter into restrictive agreements, amend documentation governing junior indebtedness, modify its fiscal year and modify its organizational documents, subject to customary exceptions, thresholds, qualifications and "baskets." In addition, the 2019 Credit Agreement contains a financial performance covenant, requiring a maximum first lien leverage ratio, measured as of the last day of each fiscal quarter on which outstanding borrowings under the revolving credit facility exceed 35.0% of the commitments thereunder (excluding certain letters of credit), of no greater than 3.80 to 1.00.

As of December 31, 2022, there were no outstanding borrowings under the revolving credit facility and the Company was in compliance with its financial performance covenant.

2020 Debt Refinancing (First Amendment)

On January 17, 2020, the Company entered into the First Amendment (the "First Amendment") to the 2019 Credit Agreement with the other loan parties thereto, Barclays Bank PLC, as administrative agent, and the Royal Bank of Canada as fronting bank.

Pursuant to the First Amendment, the Company refinanced the 2019 Term Loans with replacement term loans in an aggregate principal amount of $952.0 million (the "2020 Term Loans"). The 2020 Term Loans provided for substantially the same terms as the 2019 Term Loans, including the same maturity date of July 1, 2026, except that the 2020 Term Loans provided for a reduced applicable margin on LIBOR of 75 basis points. The applicable margin on LIBOR under the 2020 Term Loans was 2.50%, compared to 3.25% under the 2019 Term Loans. The Company incurred costs of $0.9 million related to the First Amendment which were recorded in general and administrative expense in the Consolidated Statements of Operations.

The Company recognized a $2.9 million loss on debt extinguishment in 2020 due to the repayments and repurchases of term loan principal, which consisted of the write-off of $2.7 million and $1.6 million of unamortized debt issuance costs and debt discount, respectively, net of a gain on repurchase of $1.4 million.

In 2020, a total of $163.8 million of the outstanding term loans under the 2019 Credit Agreement was repaid or repurchased and retired.

2021 Debt Repricing (Second Amendment)

On February 18, 2021, the Company entered into the Second Amendment (the "Second Amendment") to the 2019 Credit Agreement with the other loan parties thereto, Barclays Bank PLC, as administrative agent, and the Royal Bank of Canada as fronting bank. Pursuant to the Second Amendment, the Company repriced the 2020 Term Loans with replacement term loans in an aggregate principal amount of $755.7 million (the "Repriced Term Loans"). The Repriced Term Loans provide for substantially the same terms as the 2020 Term Loans, including the same maturity date of July 2026, except that the Repriced Term Loans provide for a reduced applicable margin on LIBOR of 25 basis points. The applicable margin on LIBOR under the Repriced Term Loans was 2.25%, compared to 2.50% under the 2020 Term Loans. The Company incurred costs of $0.4 million related to the Second Amendment, which were recorded in general and administrative expense in the Consolidated Statements of Operations.

2021 Incremental Term Loans (Third Amendment)

On December 31, 2021, the Company entered into the Third Amendment (the "Third Amendment") to the 2019 Credit Agreement with the guarantors party thereto, Barclays Bank PLC, as administrative agent, and the lenders party thereto from time to time. Pursuant to the Third Amendment, the Company obtained incremental term loans (the "2021 Incremental Term Loans") in an aggregate principal amount of $505.0 million and used the proceeds to fund the acquisition (the "WestEnd Acquisition") of 100% of the equity interest of WestEnd Advisors, LLC ("WestEnd") and to pay fees and expenses incurred in connection therewith. The 2021 Incremental Term Loans will mature in December 2028 and, until the Fourth Amendment to the 2019 Credit Agreement, accrued interest at an annual rate equal to, at the option of the Company, either LIBOR (adjusted for reserves and subject to a 50 basis point floor) plus a margin of 2.25% or an alternate base rate plus a margin of 1.25%.

Original issue discount was $2.5 million for the 2021 Incremental Term Loans. The Company incurred a total of $9.1 million of other third party costs related to the 2021 Incremental Term Loans, which were recorded as term loan debt issuance costs.

2022 LIBOR to Term SOFR Rate Transition (Fourth Amendment)

On September 23, 2022, the Company entered into the Fourth Amendment (the "Fourth Amendment") to the 2019 Credit Agreement to change the interest rate on its debt from LIBOR to a rate based on the secured overnight financing rate ("SOFR") plus a ten-basis point credit spread adjustment. There was no change to the applicable margin on the referenced rate as a result of the Fourth Amendment.

The LIBOR rate loans outstanding as of the Fourth Amendment's effective date continued as LIBOR rate loans until the end of their then current interest periods. The 2021 Incremental Term Loans converted into Term SOFR loans on September 30, 2022, while the Repriced Term Loans converted into Term SOFR loans on October 6, 2022. Also on October 6, 2022, the interest periods for the Repriced Term Loans and 2021 Incremental Term Loans were aligned and the three-month Term SOFR rate was elected for all the Company's term loans.

The following table presents the components of long-term debt in the Consolidated Balance Sheets at December 31, 2022 and 2021.

(in thousands)	2022	2021	Effective Interest Rate
Term Loans			
Due July 2026, 2.38% interest rate	$ —	$ 646,239	2.77%
Due July 2026, 5.96% interest rate	630,680	—	6.36%
Due December 2028, 2.75% interest rate	—	505,000	3.09%
Due December 2028, 5.96% interest rate	371,028	—	6.29%
Term loan principal outstanding	1,001,708	1,151,239	
Unamortized debt issuance costs	(11,299)	(16,436)	
Unamortized debt discount	(4,895)	(6,879)	
Long-term debt	**$ 985,514**	**$ 1,127,924**	

Debt issuance costs related to the 2019 Credit Agreement totaled $48.7 million at December 31, 2022 and 2021 and are reflected net of accumulated amortization and loss on debt extinguishment of $37.4 million and $32.3 million, respectively. Debt issuance costs of $3.7 million at December 31, 2022 and 2021 related to the revolving credit facility are included in other assets in the Consolidated Balance Sheets and are reflected net of accumulated amortization and loss on debt extinguishment of $3.0 million and $2.5 million as of December 31, 2022 and 2021, respectively. Debt discount related to the Term Loans totaled $23.3 million at December 31, 2022 and 2021 and is reflected net of accumulated amortization and loss on debt extinguishment of $18.4 million and $16.4 million, respectively.

In 2022, repayments of outstanding term loan principal and open market term loan debt repurchases and retirements totaled $149.5 million. The Company recognized a $2.6 million loss on debt extinguishment in 2022 due to the repayments and repurchases of term loan principal, which consisted of the write-off of $2.4 million and $0.7 million of unamortized debt issuance costs and debt discount, respectively, net of a $0.5 million gain on repurchases.

In 2021, a total of $142.0 million of the outstanding term loans under the 2019 Credit Agreement was repaid or repurchased and retired. The Company recognized a $4.6 million loss on debt extinguishment in 2021 due to the repayments and repurchases of term loan principal, which consisted of the write-off of $2.9 million and $1.7 million of unamortized debt issuance costs and debt discount, respectively.

The following table presents the components of interest expense and other financing costs on the Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020.

(in thousands)	2022	2021	2020
Interest expense	$ 42,715	$ 17,250	$ 30,941
Amortization of debt issuance costs	3,207	2,332	2,984
Amortization of debt discount	1,270	1,098	1,485
Interest rate swap (income) expense	(3,684)	3,602	1,042
Other	456	370	553
Total	**$ 43,964**	**$ 24,652**	**$ 37,005**

NOTE 12. DERIVATIVES

Interest Rate Swap

On March 27, 2020, the Company entered into the Swap to manage interest rate risk associated with a portion of its floating-rate long-term debt. The Company does not purchase or hold any derivative instruments for trading or speculative purposes. Under the terms of the original Swap agreement, the Company paid interest at a fixed rate of interest on a quarterly basis and received interest at the three-month LIBOR rate in effect for that quarter.

On September 26, 2022, the Company and the Swap counterparty executed an amendment to the Swap to update LIBOR conventions to SOFR conventions and to modify the fixed rate for the change from three-month LIBOR to three-month Term SOFR effective on October 6, 2022. There was no change to the $450 million notional value, the July 1, 2026 expiration date, the quarterly payment frequency or the designated three-month maturity from the Swap Amendment. The interest rate effectively fixed by the Swap on $450 million of the Company's outstanding term loan debt through July 1, 2026 changed from 3.215% to 3.149% as a result of the amendment to the Swap.

The Company elected to apply certain optional expedients available under ASC 848 providing relief from contract modification and hedge accounting requirements to the amendments to the Swap agreement. As a result, the Company was not required to evaluate whether the modifications to the Swap agreement resulted in the establishment of a new contract or the continuation of an existing contract and elected not to remeasure the contract at the modification date or reassess its previous accounting determination. The modified contract is accounted for, and presented as, a continuation of the existing contract. The Company also elected to change the contractual terms of the Swap without dedesignating the existing hedging relationship and redesignating a new hedging relationship.

The designation of a derivative instrument as a hedge and its ability to meet the hedge accounting criteria determine how the Company reflects the change in fair value of the derivative instrument. A derivative qualifies

for hedge accounting treatment if, at inception, it meets defined correlation and effectiveness criteria. These criteria require that the anticipated cash flows and/or changes in fair value of the hedging instrument substantially offset those of the position being hedged. The Swap is assessed for effectiveness and continued qualification for hedge accounting on a quarterly basis. Since inception, the Swap was deemed to be highly effective.

The Swap is designated as a cash flow hedge. Accordingly, the Swap is measured at fair value with mark-to-market gains or losses deferred and included in AOCI(L), net of tax, to the extent the hedge is determined to be effective. Gains or losses from the Swap are reclassified to interest expense in the same period during which the hedged transaction affects earnings. The amount receivable from the Swap counterparty at December 31, 2022 of $3.0 million is recorded in other assets on the Consolidated Balance Sheets. The amount payable to the Swap counterparty at December 31, 2021 of $0.9 million is recorded in other liabilities on the Consolidated Balance Sheets.

The following tables summarize the classification of the Swap in our consolidated financial statements (in thousands):

Balance Sheets	Description	December 31, 2022	December 31, 2021
Other assets.........................	Fair value of interest rate swap	$ 46,931	$ 7,774
	Notional amount	450,000	450,000

		Twelve Months Ended December 31,		
Statements of Operations	Description	2022	2021	2020
Interest income (expense) and other financing costs ..	Income (loss) reclassified from AOCI(L)	$ 3,684	$ (3,602)	$ (1,042)

		Twelve Months Ended December 31,		
Statements of Comprehensive Income	Description	2022	2021	2020
Other comprehensive income (loss)	Income (loss) recognized in AOCI(L), net of tax	$ 29,719	$ 13,468	$ (7,573)

NOTE 13. EQUITY METHOD INVESTMENT

In September 2020, the Company acquired, through a wholly owned subsidiary, a 15% interest voting share and income share in Alderwood and made a capital contribution to Alderwood of $1.5 million in cash. The Company also committed to contribute additional capital of $4.5 million to Alderwood and $50.0 million to a private fund to be launched by Alderwood, subject to certain terms and conditions. Alderwood's operating entity, Alderwood Capital, was a London-based investment advisory firm focused on taking minority stakes in specialist boutique asset management businesses.

In January 2022, the Company signed an amendment to the Alderwood members' agreement ("Alderwood Amendment") and made an additional $1.5 million capital contribution to Alderwood. The Alderwood Amendment reduced the Company's commitment to contribute additional capital to Alderwood from $4.5 million to $3.0 million.

In July 2022, Alderwood decided to wind down its business and operations, including the business and operations of its private fund. On July 31, 2022, the Company's wholly owned subsidiary retired as a member of Alderwood thereby terminating the Company's commitment to contribute an additional $3.0 million in capital to Alderwood and $50.0 million in capital to Alderwood's private fund. Alderwood returned the $1.5 million in capital contributed to Alderwood pursuant to the Alderwood Amendment, and the Company recognized a loss on disposal of its investment in Alderwood of $0.8 million.

Given the level of ownership interest in Alderwood, an English limited liability partnership, and the fact that Alderwood maintained specific ownership accounts for investors, the Company accounted for its investment in Alderwood using the equity method of accounting.

For the years ended December 31, 2022, 2021 and 2020, losses from equity method investments recorded in interest income and other income (expense) in the Consolidated Statements of Operations were $0.8 million, $0.3 million and $0.2 million, respectively. Equity method investments are included in other assets in the Consolidated Balance Sheets. At December 31, 2022, the Company no longer held an equity investment in Alderwood ($1.1 million as of December 31, 2021).

NOTE 14. EQUITY

Equity Structure

Following the Company's IPO in February 2018, authorized capital stock consisted of 400,000,000 shares of Class A common stock, $0.01 par value per share, 200,000,000 shares of Class B common stock, $0.01 par value per share, and 10,000,000 shares of "blank check" preferred stock, $0.01 par value per share.

The rights of the holders of Class A common stock and Class B common stock were identical, except voting and conversion rights. Each share of Class A common stock was entitled to one vote. Each share of Class B common stock was entitled to ten votes. Holders of the Company's Class A common stock and Class B common stock would generally vote together as a single class, unless otherwise required by law or the Company's amended and restated certificate of incorporation.

Each share of Class B common stock was convertible into one share of the Company's Class A common stock at any time, at the option of the holder, and would convert automatically upon termination of employment by an employee shareholder and upon transfers (subject to certain exceptions). Shares of Class B common stock would convert automatically into shares of Class A common stock at a one to one ratio upon the date the number of shares of Class B common stock then outstanding (including unvested restricted shares) was less than 10% of the aggregate number of shares of Class A common stock and Class B common stock outstanding (including unvested restricted shares).

In September 2021, the Company's Board of Directors approved the elimination of the Company's dual-class share structure, which was subsequently approved by the Company's stockholders on November 19, 2021. On November 23, 2021 (the "Effective Date"), the Company filed an amended and restated certificate of incorporation authorizing capital stock consisting of 600,000,000 shares of common stock, $0.01 par value per share ("Common Stock") and 10,000,000 shares of "blank check" preferred stock, $0.01 par value per share.

Each share of the Company's Class A common stock issued and outstanding or held as treasury stock immediately prior to the Effective Date was renamed as Common Stock and became one share of Common Stock. For comparative purposes, we now refer to each share of stock that was previously known as Class A common stock as Common Stock.

Each share of Class B common stock issued and outstanding or held as treasury stock immediately prior to the Effective Date was converted into Common Stock on a one-for-one basis. As a result, the Company currently has one class of common stock entitling the holder to one vote per share. No shares of preferred stock were issued as of December 31, 2022.

Share Rollforward

The following tables present the changes in the number of shares of common stock issued and repurchased (in thousands):

	Shares of Common Stock		Shares of Treasury Stock	
	Common Stock	Class B	Common Stock	Class B
Balance, December 31, 2019	18,100	53,937	(1,685)	(2,656)
Issuance of common stock	8	—	—	—
Conversion of Class B shares to Common Stock	1,281	(1,281)	—	—
Repurchase of shares	—	—	(1,498)	—
Vesting of restricted share grants	—	1,105	—	—
Exercise of options	—	1,006	—	—
Shares withheld related to net settlement of equity awards	—	—	—	(775)
Balance, December 31, 2020	19,389	54,767	(3,183)	(3,431)
Issuance of shares	7	—	—	—
Conversion of Class B shares to Common Stock	6,632	(6,632)	—	—
Repurchase of shares	—	—	(886)	—
Vesting of restricted share grants	4	1,604	—	—
Exercise of options	91	1,380	—	—
Shares withheld related to net settlement of equity awards	—	—	(49)	(1,031)
Elimination of Class B share class	51,119	(51,119)	(4,462)	4,462
Balance, December 31, 2021	77,242	—	(8,580)	—
Issuance of shares	11	—	—	—
Repurchase of shares	—	—	(3,034)	—
Vesting of restricted share grants	844	—	—	—
Exercise of options	2,431	—	—	—
Shares withheld related to net settlement of equity awards	—	—	(1,589)	—
Balance, December 31, 2022	80,528	—	(13,203)	—

Shares Repurchased and Withheld

Share Repurchase Program

Six share repurchase programs were authorized from 2018 to 2021, each for $15.0 million of the Company's Common Stock, that were completed in September 2019, June 2020, October 2020, May 2021, January 2022 and May 2022.

On May 5, 2022, the Company's Board of Directors approved a new share repurchase program (the "2022 Share Repurchase Program") authorizing the repurchase of up to $100.0 million of the Company's Common Stock. Under the 2022 Share Repurchase Program, which took effect in May 2022, the Company may purchase its shares from time to time until December 31, 2023 in privately negotiated transactions, through block trades, pursuant to open market purchases, or pursuant to any trading plan that may be adopted in accordance with Rule 10b5-1 of the SEC. The amount and timing of purchases under the 2022 Share Repurchase Program will depend on a number of factors including the price and availability of the Company's shares, trading volume, capital availability, Company performance and general economic and market conditions. The 2022 Share Repurchase Program can be suspended or discontinued at any time.

In 2022, the Company repurchased 3.0 million shares of Common Stock at a total cost of $87.3 million for an average price of $28.76 per share. In 2021, 0.9 million shares of Common Stock were repurchased under programs authorized by the Company's Board of Directors at a total cost of $26.2 million for an average price of $29.53 per share, and in 2020, the Company repurchased 1.5 million shares of Common Stock at a total cost of $26.3 million for an average price of $17.57 per share.

As of December 31, 2022, a total of $28.8 million was available for future repurchases under the 2022 Share Repurchase Program, and a cumulative total of 7.1 million shares of Common Stock had been repurchased under programs authorized by the Company's Board of Directors at a total cost of $161.3 million for an average price of $22.70 per share.

Shares Withheld for net settlement of employee equity awards

In 2022, the Company net settled 1.6 million shares of Common Stock for $45.0 million to satisfy $31.2 million in employee tax obligations and $13.8 million in employee stock option exercise prices. In 2021 and 2020, 1.1 million and 0.8 million shares were net settled for $32.1 million and $15.7 million to satisfy $27.0 million and $12.2 million of employee tax obligations and $5.1 million and $3.5 million of employee stock option exercise prices, respectively.

Dividend Payments

Dividends paid or payable for the year ended December 31, 2022 totaled $69.2 million and included quarterly dividends of $68.3 million and cash bonuses and distributions related to dividends previously declared upon vesting of restricted stock and stock option awards of $0.9 million.

Dividends paid or payable for the years ended December 31, 2021 and 2020 totaled $37.2 million and $16.2 million and included quarterly dividends of $36.1 million and $15.6 million and cash bonuses and distributions related to dividends previously declared upon vesting of restricted stock and stock option awards of $1.1 million and $0.6 million, respectively.

NOTE 15. SHARE-BASED COMPENSATION

Equity Incentive Plans

Prior to the Company's IPO in 2018, equity-based awards were issued to executives, directors and key employees of the Company under the Victory Capital Holdings, Inc. Equity Incentive Plan (the "2013 Plan") and the Outside Director Equity Incentive Plan (the "Director Plan").

In connection with the IPO, the Company's board of directors adopted, and the Company's stockholders approved, the Victory Capital Holdings, Inc. 2018 Stock Incentive Plan (the "2018 Plan"), and the Victory Capital Holdings, Inc. 2018 Employee Stock Purchase Plan (the "ESPP Plan"), each of which became effective upon the completion of the IPO. No further grants will be made under the 2013 Plan.

The 2018 Plan authorizes the grant of non-qualified stock options, incentive stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance awards and other awards that may be settled in or based upon shares of the Company's Common Stock.

A total of 3,372,484 of Common Stock is available for issuance under the 2018 Plan, as determined by the Compensation Committee of the Company's board of directors. Shares underlying awards that are settled in cash, expire or are canceled, forfeited or otherwise terminated without delivery to a participant will again be available for issuance under the 2018 Plan. In addition, shares withheld or surrendered in connection with the payment of an exercise price of an award or to satisfy tax withholding will again be available for issuance under the 2018 Plan. As of December 31, 2022, 1,077,591 shares of Common Stock remained available for issuance under the 2018 Plan.

The Compensation Committee of the Company's board of directors approves the terms and conditions for offerings under the ESPP Plan. A total of 350,388 shares of Common Stock was available for issuance under the ESPP Plan. As of December 31, 2022, 316,905 shares of Common Stock remained available for issuance under the ESPP Plan.

Under the Company's approved offerings under the ESPP Plan, shares of Common Stock are available for purchase at three month calendar intervals at a 5 percent discount from the market price on the purchase date, which is the last day of each calendar quarter during the six month offering period. Amounts purchased by an individual cannot exceed $25,000 worth of stock in any given calendar year. The ESPP Plan is a non-compensatory plan and includes no option features other than employees may change their contributions or withdraw from the plan once during each six month offering period during a specified time approved by the Company. All U.S.-based employees are eligible to participate in the ESPP.

Grant Activity

In 2022, the company issued grants for 655,542 restricted shares of Common Stock under the 2018 Plan. The 2022 grants included grants for 41,587 restricted shares of Common Stock that were fully vested on the grant date, grants for 3,108 restricted shares of Common Stock that vest over 33 months, 449,113 restricted shares of Common Stock that vest over two years, 158,051 restricted shares of Common Stock that vest over three years, and 3,683 restricted shares that vest based on performance conditions. No stock option awards were issued in 2022.

In 2021, the Company issued grants for 270,824 restricted shares of Common Stock under the 2018 Plan. The 2021 grants included grants for 34,770 restricted shares of Common Stock that were fully vested on the grant date, grants for 227,019 restricted shares of Common Stock that vest over three years and 9,035 restricted shares of Common Stock that vest over two years. No stock option awards were issued in 2021.

In 2020, the Company issued grants for 795,487 restricted shares of Common Stock under the 2018 Plan, which included grants for 42,848 restricted shares of Common Stock that were fully vested on the grant date, grants for 338,202 restricted shares of Common Stock that vest over three years and 414,437 restricted shares of Common Stock that vest over thirty months. No stock option awards were issued in 2020.

The following tables presents activity during the years ended December 31, 2022, 2021, and 2020 related to stock option awards and restricted stock awards.

| | Shares Subject to Stock Option Awards Year to Date Ended December 31, | | | | | | | | |
| | 2022 | | | 2021 | | | 2020 | | |
	Avg wtd grant-date fair value	Avg wtd exercise price	Units	Avg wtd grant-date fair value	Avg wtd exercise price	Units	Avg wtd grant-date fair value	Avg wtd exercise price	Units
Outstanding at beginning of period	$ 3.94	$ 6.71	5,315,210	$ 3.91	$ 6.50	6,865,101	$ 3.83	$ 6.27	7,880,167
Forfeited	6.46	14.15	(451)	5.29	10.73	(79,271)	5.87	12.42	(8,949)
Exercised	3.51	5.70	(2,430,579)	3.72	5.52	(1,470,620)	3.27	4.60	(1,006,117)
Outstanding at end of the period	$ 4.31	$ 7.57	2,884,180	$ 3.94	$ 6.71	5,315,210	$ 3.91	$ 6.50	6,865,101
Vested	$ 4.27	$ 7.46	2,707,632	$ 3.88	$ 6.53	5,072,585	$ 3.78	$ 6.10	6,259,420
Unvested	4.85	9.24	176,548	5.28	10.60	242,625	5.31	10.69	605,681

Total intrinsic value of stock options exercised in 2022, 2021, and 2020 was $54.9 million, $39.5 million, and $16.3 million, respectively.

| | Restricted Stock Awards For Year Ended December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
	Avg wtd fair value	Units	Avg wtd fair value	Units	Avg wtd fair value	Units
Unvested at beginning of period	$ 17.75	1,352,839	$ 14.99	2,827,008	$ 14.29	3,215,619
Granted	31.01	655,542	27.29	270,824	16.70	795,487
Vested	17.50	(844,205)	14.62	(1,607,973)	14.39	(1,104,710)
Forfeited	28.79	(10,661)	16.51	(137,020)	15.89	(79,388)
Unvested at end of period	$ 25.38	1,153,515	$ 17.75	1,352,839	$ 14.99	2,827,008

Share-based compensation expense for equity awards is measured at the grant date, based on the estimated fair value of the award, and recognized over the requisite employee service period. Stock option awards have a ten year contractual life.

The Company uses the Common Stock closing price on the grant date as the grant date fair value of restricted share awards. For stock option awards, the grant date fair value of stock option awards is computed using Black-Scholes option pricing framework.

Share-based Compensation Expense

The Company recorded $17.8 million, $17.6 million and $18.1 million of share-based compensation expense related to the 2018 Plan and 2013 Plan in 2022, 2021 and 2020, respectively. Share-based compensation expense is recorded in personnel compensation and benefits in the Consolidated Statements of Operations. The related tax benefits were $4.3 million for 2022 and 2021 and $4.5 million for 2020.

As of December 31, 2022, the Company expects to recognize total share-based compensation expense of $16.4 million over a weighted average period of 1.3 years. The total fair value of restricted share awards vested during the years ended December 31, 2022, 2021, and 2020 was $24.2 million, $45.2 million, and $20.8 million

respectively. The aggregate intrinsic value of stock options currently exercisable at December 31, 2022, 2021 and 2020 was $52.4 million, $152.0 million and $117.1 million, respectively.

NOTE 16. LEASES

The Company determines if a contract is a lease at inception. We have leases primarily for office facilities and information technology equipment. All of our leases are classified as operating leases.

Supplemental balance sheet information related to the Company's operating leases as of December 31, 2022 is as follows:

(in thousands)	December 31, 2022
Operating lease ROU assets[1]	$ 13,396
Current portion of operating lease liabilities[2]	5,056
Noncurrent portion of operating lease liabilities[2]	10,227
Total operating lease liabilities	$ 15,283

[1]   ROU assets are recorded in other assets on the Consolidated Balance Sheets.

[2]   Current portion and noncurrent portion of operating lease liabilities are recorded in other liabilities on the Consolidated Balance Sheets.

	December 31, 2022
Weighted-average remaining lease term	4.4 years
Weighted-average discount rate	4.6%

The components of lease expense and other lease information for the year ended December 31, 2022 are as follows:

(in thousands)	Year Ended December 31, 2022
Operating lease cost	$ 5,235
Short-term lease cost	84
Variable lease cost	1,798
Gross lease cost	$ 7,117
Sub-lease income	(787)
Net lease cost	$ 6,330

Other lease information

Cash paid for amounts included in measurement of lease liabilities	
Operating cash flows for operating leases	$ 5,023

Our leases have remaining lease terms of 1 year to 10 years. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the options are not considered in determining the lease term and associated potential option payments are excluded from lease payments. Expenses associated with operating leases are recorded in general and administrative expenses on the Consolidated Statement of Operations. Variable lease costs, such as utilities and common area maintenance charges, are excluded from lease liabilities and expensed as incurred. The variable lease costs are determined based on terms in the lease contracts and primarily relate to usage of the ROU asset and services received from the lessor.

(in thousands)	Operating Leases
2023	$ 5,591
2024	4,112
2025	2,415
2026	1,623
2027	1,069
Thereafter	1,966
Total undiscounted lease payments	16,776
Less: imputed interest	1,493
Total lease liabilities	$ 15,283

NOTE 17. EMPLOYEE BENEFIT PLANS

The Company maintains a defined contribution 401(k) Plan (the "401(k) Plan"), covering substantially all employees who have met the eligibility requirements. The 401(k) Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 and the Economic Growth and Tax Relief Reconciliation Act of 2001. In 2022, 2021 and 2020 the Company recognized expense of $4.8 million, $4.0 million and $4.7 million in employer matched contributions, respectively.

The Company sponsors a deferred compensation plan for key investment professionals and executives ("Employee DC Plan") as a means to reward and motivate them. The Company purchases mutual funds as directed by the plan participants to fund its related obligations. Such securities are held in a rabbi trust for the participants, and under the terms of the trust agreement, the assets of the trust are available to satisfy the claims of the Company's general creditors in the event of bankruptcy.

Effective January 1, 2020, the Company created a deferred compensation plan for non-employee members of our board of directors (the "Director DC Plan"). Benefits payable under the Director DC Plan are payable from the Company's general assets. Amounts contributed under the Director DC Plan and earnings on those amounts are subject to the claims of the Company's general creditors.

Gains and losses from fluctuations in value of deferred compensation plan investments are included in interest income and other income (expense) in the Consolidated Statements of Operations and are offset entirely by the corresponding changes in value of the deferred compensation liability. Changes in the value of the Employee DC Plan and Director DC Plan liabilities are recorded in personnel compensation and benefits and general and administrative expense, respectively, in the Consolidated Statements of Operations. Investments held under both deferred compensation plans are recorded in deferred compensation plan investments in the Consolidated Balance Sheets.

The following table presents the components of deferred compensation plan-related expense related to the Employee DC Plan.

(in thousands)	2022	2021	2020
Employee contributions	$ 1,872	$ 2,231	$ 1,293
Employer contributions	936	975	819
Change in value of deferred compensation plan liability	(2,907)	5,527	2,155
Total	$ (99)	$ 8,733	$ 4,267

Expense related to the Director DC plan was de minimis for the years ended December 31, 2022, 2021 and 2020.

NOTE 18. EARNINGS PER SHARE

The following table sets forth the computation of basic earnings per share and diluted earnings per share for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,		
(in thousands, except per share amounts)	2022	2021	2020
Net income	$ 275,511	$ 278,389	$ 212,522
Shares:			
Basic weighted average common shares outstanding	68,481	67,976	67,710
Assumed conversion of dilutive instruments	3,785	6,175	6,009
Diluted weighted average common shares outstanding	72,266	74,151	73,719
Earnings per share			
Basic:	$ 4.02	$ 4.10	$ 3.14
Diluted:	$ 3.81	$ 3.75	$ 2.88

For the years ended December 31, 2022, 2021, and 2020, the number of outstanding instruments excluded from the above computations of weighted average shares for diluted earnings per share because the effects would be anti-dilutive was de minimis. Holders of non-vested share-based compensation awards do not have rights to receive nonforfeitable dividends on the shares covered by the awards.

NOTE 19. NET CAPITAL REQUIREMENTS

VCS is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act) administered by the SEC and FINRA, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, cannot exceed 15 to 1. Net capital and the related net capital requirement may fluctuate on a daily basis.

At December 31, 2022, VCS had net capital under the Rule 15c3-1 of $0.4 million, which was $0.2 million in excess of its minimum required net capital of $0.2 million. At December 31, 2021, VCS had net capital under the Rule 15c3-1 of $2.2 million, which was $2.0 million in excess of its minimum required net capital of $0.2 million. The Company's ratio of aggregate indebtedness to net capital at December 31, 2022 and 2021 was 8.25 to 1 and 1.27 to 1, respectively.

Capital requirements may limit the amount of cash available for dividend from VCS to the parent company. VCS's cash and cash equivalents are generally not available for corporate purposes.

NOTE 20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents changes in accumulated other comprehensive income (loss) by component for the years ending December 31, 2022, 2021, and 2020.

(in thousands)	Cash Flow Hedges (1)	Cumulative Translation Adjustment	Total
Balance, December 31, 2019	$ —	$ —	$ —
Other comprehensive (loss) income before reclassification and tax	(11,047)	151	(10,896)
Tax impact	2,685	(38)	2,647
Reclassification adjustments, before tax	1,042	—	1,042
Tax impact	(253)	—	(253)
Net current period other comprehensive (loss) income	(7,573)	113	(7,460)
Balance, December 31, 2020	**(7,573)**	**113**	**(7,460)**
Other comprehensive income (loss) before reclassification and tax	14,177	(49)	14,128
Tax impact	(3,438)	13	(3,425)
Reclassification adjustments, before tax	3,602	—	3,602
Tax impact	(873)	—	(873)
Net current period other comprehensive income (loss)	13,468	(36)	13,432
Balance, December 31, 2021	**5,895**	**77**	**5,972**
Other comprehensive (loss) income before reclassification and tax	42,842	(331)	42,511
Tax impact	(10,327)	82	(10,245)
Reclassification adjustments, before tax	(3,684)	—	(3,684)
Tax impact	888	—	888
Net current period other comprehensive income (loss)	29,719	(249)	29,470
Balance, December 31, 2022	**$ 35,614**	**$ (172)**	**$ 35,442**

(1) Reclassifications out of AOCI(L) related to cash flow hedges are recorded in interest expense and other financing costs

NOTE 21. SUBSEQUENT EVENTS

On February 9, 2023, our Board of Directors declared a quarterly cash dividend of $0.32 per share on Victory common stock. The dividend is payable on March 27, 2023, to stockholders of record on March 10, 2023.

On January 26, 2023, the Board of Directors (the "Board") of the Company voted to add Vice Admiral Mary Jackson to the Board as a Class II Director. Vice Admiral Jackson has over three decades of service in the United States Navy and currently serves on public and private company boards. Vice Admiral Jackson does not have any family relationships with any of the Company's other officers or directors and does not have any direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. Vice Admiral Jackson will receive standard directors fees.

In February 2023, the remaining $2.4 million of WestEnd Acquisition escrow funds were released to sellers.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Regulations under the Exchange Act require public companies, including us, to maintain "disclosure controls and procedures," which are defined in Rule 13a-15(e) and Rule 15d-15(e) to mean a company's controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods

specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required or necessary disclosures.

In designing and evaluating our disclosure controls and procedures, management recognizes that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible disclosure controls and procedures.

Based on the evaluation of the effectiveness of the disclosure controls and procedures by our management as of December 31, 2022, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 using the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on our evaluation under the COSO framework, our management concluded that our internal control over financial reporting is effective as of December 31, 2022 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm with respect to our internal control over financial reporting due to an exemption established by the JOBS Act for "emerging growth companies."

Changes in Internal Control over Financial Reporting

Regulations under the Exchange Act require public companies, including our company, to evaluate any change in our "internal control over financial reporting" as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. In connection with their evaluation of our disclosure controls and procedures, our chief executive officer and chief financial officer did not identify any change in our internal control over financial reporting during the most recent fiscal quarter that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this Item is set forth in our definitive proxy statement required to be filed pursuant to Regulation 14A for the 2023 annual meeting of shareholders.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item is set forth in our definitive proxy statement required to be filed pursuant to Regulation 14A for the 2023 annual meeting of shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT   AND RELATED SHAREHOLDER MATTERS.

The information required by this Item is set forth in our definitive proxy statement required to be filed pursuant to Regulation 14A for the 2023 annual meeting of shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this Item is set forth in our definitive proxy statement required to be filed pursuant to Regulation 14A for the 2023 annual meeting of shareholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item is set forth in our definitive proxy statement required to be filed pursuant to Regulation 14A for the 2023 annual meeting of shareholders.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(1) Financial Statements: The information required by this Item is contained in Item 8 of Part II of this report.

(2) Financial Statement Schedules: None

(3) Exhibits: See Exhibit Index

ITEM 16. FORM 10-K SUMMARY.

None


EXHIBIT INDEX


Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Registrant (Filed as Exhibit 3.1 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
3.2	Amended and Restated Bylaws of the Registrant (Filed as Exhibit 3.2 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
3.3	Second Amended and Restated Certificate of Incorporation of the Registrant (Filed as Exhibit 3.1 to the Company's Report on Form 8-K, File No. 001-38388, dated November 23, 2021, and incorporated herein by reference).
4.1	Form of Class A common stock certificate (Filed as Exhibit 4.1 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
4.2	Form of Class B common stock certificate (Filed as Exhibit 4.2 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
4.3	Second Amended and Restated Shareholders' Agreement, dated as of February 12, 2018 (Filed as Exhibit 4.3 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
4.4	Employee Shareholders' Agreement, dated as of February 12, 2018 (Filed as Exhibit 4.4 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
4.5	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.5 to the Company's Report on Form 10-K, File No. 001-38388, on March 13, 2020, and incorporated herein by reference).
10.1	Form of Indemnification Agreement (Filed as Exhibit 10.1 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
10.2+	Form of Victory Capital Holdings, Inc. 2018 Stock Incentive Plan (Filed as Exhibit 10.2 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
10.3	Form of Victory Capital Holdings, Inc. 2018 Employee Stock Purchase Plan (Filed as Exhibit 10.3 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).

10.4+	Victory Capital Holdings, Inc. Equity Incentive Plan (Filed as Exhibit 10.4 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
10.5+	Amendment No. 1 to the Victory Capital Holdings, Inc. Equity Incentive Plan (Filed as Exhibit 10.5 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
10.6+	Amendment No. 2 to the Victory Capital Holdings, Inc. Equity Incentive Plan (Filed as Exhibit 10.6 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
10.7+	Amendment No. 3 to the Victory Capital Holdings, Inc. Equity Incentive Plan (Filed as Exhibit 10.7 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
10.8+	Amendment No. 4 to the Victory Capital Holdings, Inc. Equity Incentive Plan (Filed as Exhibit 10.8 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
10.9+	Victory Capital Management Inc. Severance Pay Plan and Summary Plan Description (Filed as Exhibit 10.9 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
10.10+	Victory Capital Holdings, Inc. Bonus Plan (Filed as Exhibit 10.10 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
10.11+	Victory Capital Management Inc. Deferred Compensation Plan (Filed as Exhibit 10.11 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
10.12+	First Amendment to the Victory Capital Management Inc. Deferred Compensation Plan (Filed as Exhibit 10.12 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
10.13+	First Addendum to the Victory Capital Management Inc. Deferred Compensation Plan (Filed as Exhibit 10.13 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
10.14+	Second Amendment to the Victory Capital Management Inc. Deferred Compensation Plan (Filed as Exhibit 10.14 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
10.15+	Form of Stock Option Grant Notice under the Victory Capital Holdings, Inc. Equity Incentive Plan (Filed as Exhibit 10.15 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
10.16+	Form of Restricted Shares Grant Notice under the Victory Capital Holdings, Inc. Equity Incentive Plan (Filed as Exhibit 10.16 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
10.17+	Form of Stock Option Grant Notice under the Victory Capital Holdings, Inc. 2018 Equity Incentive Plan (Filed as Exhibit 10.17 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
10.18+	Form of Restricted Shares Grant Notice under the Victory Capital Holdings, Inc. 2018 Equity Incentive Plan (Filed as Exhibit 10.18 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
10.19	Credit Agreement, dated as of February 12, 2018, among Victory Capital Holdings, Inc., as borrower, the lenders from time to time party thereto and Royal Bank of Canada, as

administrative agent and collateral agent (Filed as Exhibit 10.1 to the Company's Report on Form 8-K, File No. 001-38388, dated February 15, 2018, and incorporated herein by reference).

10.20	Amendment No. 1 to Credit Agreement, dated as of May 3, 2018 among, inter alios, the Company, the other loan parties party thereto, the lenders party thereto and Royal Bank of Canada, in its capacities as administrative agent and collateral agent for the secured parties (in such capacities, the "Administrative Agent"), which amends the Credit Agreement, dated as of February 12, 2018 among the Company, the lenders from time to time party thereto and the Administrative Agent (Filed as Exhibit 10.1 to the Company's Report on Form 8-K, File No. 001-38388, dated May 8, 2018, and incorporated herein by reference).
10.21+	Employment Agreement by and between Victory Capital Holdings, Inc. and David C. Brown, dated as of March 20, 2017 (Filed as Exhibit 10.26 to the Company's Report on Form S-1/A, File No. 333-222509, dated February 6, 2018, and incorporated herein by reference).
10.23	Amended and Restated Commitment Letter, dated as of September 24, 2018, by and among Royal Bank of Canada, Barclays Bank PLC and Victory Capital Holdings, Inc. (Filed as Exhibit 10.1 to the Company's Report on Form 8-K, File No. 001-38388, dated September 27, 2018, and incorporated herein by reference).
10.24	Stock Purchase Agreement, dated November 6, 2018, by and among the Company, USAA Investment Corporation and, for certain limited purposes, USAA Capital Corporation (Filed as Exhibit 2.1 to the Company's Report on Form 8-K, File No. 001-38388, dated November 6, 2018, and incorporated herein by reference).
10.25	Commitment Letter, dated as of November 6, 2018, by and among Barclays Bank PLC, Royal Bank of Canada, and Victory Capital Holdings, Inc. (Filed as Exhibit 10.1 to the Company's Report on Form 8-K, File No. 001-38388, dated November 6, 2018, and incorporated herein by reference)
10.27	Amendment No. 1 to the Stock Purchase Agreement with USAA Investment Corporation and USAA Capital Corporation, dated as of June 28, 2019 (filed as Exhibit 2.2 to the Company's Report on Form 8-K, File No. 001-38388, on July 1, 2019, and incorporated herein by reference).
10.28	2019 Credit Agreement among the Company, the lenders from time to time party thereto and Barclays Bank PLC, dated as of July 1, 2019 (filed as Exhibit 10.1 to the Company's Report on Form 8-K, File No. 001-38388, on July 1, 2019, and incorporated herein by reference).
10.29+	Third Amendment to the Victory Capital Management Inc. Deferred Compensation Plan, dated as of July 29, 2019 (filed as Exhibit 10.3 to the Company's Report on Form 10-Q, File No. 001-38388, on August 13, 2019, and incorporated herein by reference).
10.30+	Amendment and Restatement of the Victory Capital Management Inc. Deferred Compensation Plan, dated as of November 13, 2019 (filed as Exhibit 10.3 to the Company's Report on Form 10-Q, File No. 001-38388, on November 13, 2019, and incorporated herein by reference).
10.31+	Amendment and Restatement of the Victory Capital Management Inc. Deferred Compensation Plan, dated as of March 11, 2020 (filed as Exhibit 10.31 to the Company's Report on Form 10-K, File No. 001-38388, on March 13, 2020, and incorporated herein by reference).
10.32+	Victory Capital Management Inc. Director Deferred Compensation Plan dated as of December 12, 2019 (filed as Exhibit 10.31 to the Company's Report on Form 10-K, File No. 001-38388, on March 13, 2020, and incorporated herein by reference).
10.33	Second Amendment to the 2019 Credit Agreement dated as of February 18, 2021 (filed as Exhibit 10.1 to the Company's Report on Form 8-K, File No. 001-38388, on February 18, 2021, and incorporated herein by reference).
10.34	Victory Capital Management Inc. Director Deferred Compensation Plan dated as of December 12, 2019 (filed as Exhibit 10.31 to the Company's Report on Form 10-K, File No. 001-38388, on March 13, 2020, and incorporated herein by reference).

10.35	Underwriting Agreement dated as of November 17, 2021 (Filed as Exhibit 1.1 to the Company's Report on Form 8-K, File No. 001-38388, dated November 22, 2021, and incorporated herein by reference).
10.36	Unit Purchase Agreement, dated as of November 4, 2021, by and among the company, WestEnd Advisors, LLC, and the other parties listed thereto (filed as Exhibit 2.1 on Form 10-Q, File No. 001-38388, on November 8, 2021, and incorporated herein by reference).
10.37	Third Amendment to the 2019 Credit Agreement dated as of December 31, 2021 (filed as Exhibit 10.1 to the Company's Report on Form 8-K, File No. 001-38388, on January 5, 2022, and incorporated herein by reference).
10.38*	Fourth Amendment to the 2019 Credit Agreement dated as of September 23, 2022.
21.1*	List of Subsidiaries
23.1*	Consent of Ernst & Young LLP
31.1*	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley
31.2*	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley
32.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*	The following information formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) Audited Consolidated Balance Sheets as of December 31, 2022 and 2021, (ii) Audited Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020, (iii) Audited Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020, (iv) Audited Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020, (v) Audited Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2022, 2021 and 2020 and (vi) Notes to the Audited Consolidated Financial Statements.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith

** Furnished herewith

+ This exhibit is a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 6th day of March, 2023.

VICTORY CAPITAL HOLDINGS, INC.

By: /s/ DAVID C. BROWN

Name: David C. Brown

Title: *Chief Executive Officer and Chairman*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID C. BROWN David C. Brown	Chief Executive Officer and Chairman (Principal Executive Officer)	March 6, 2023
/s/ MICHAEL D. POLICARPO Michael D. Policarpo	President, Chief Financial Officer and Chief Administrative Officer (Principal Financial Officer and Principal Accounting Officer)	March 6, 2023
/s/ MILTON R. BERLINSKI Milton R. Berlinski	Director	March 6, 2023
/s/ ROBERT DELANEY Robert Delaney	Director	March 6, 2023
/s/ LAWRENCE DAVANZO Lawrence Davanzo	Director	March 6, 2023
/s/ RICHARD M. DEMARTINI Richard M. DeMartini	Director	March 6, 2023
/s/ JAMES B. HAWKES James B. Hawkes	Director	March 6, 2023
/s/ ROBERT J. HURST Robert J. Hurst	Director	March 6, 2023
/s/ KARIN HIRTLER-GARVEY Karin Hirtler-Garvey	Director	March 6, 2023
/s/ MARY JACKSON Mary Jackson	Director	March 6, 2023
/s/ ALAN H. RAPPAPORT Alan H. Rappaport	Director	March 6, 2023

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BOARD OF DIRECTORS

David C. Brown
Chairman and Chief Executive Officer

Milton R. Berlinski
Director

Lawrence Davanzo
Director

Richard M. DeMartini
Director

Robert V. Delaney Jr.
Director

James B. Hawkes
Director

Karin Hirtler-Garvey
Director

Robert J. Hurst
Director

Mary M. Jackson
Director

Alan H. Rappaport
Director

NAMED EXECUTIVE OFFICERS

David C. Brown
Chairman and Chief Executive Officer

Michael D. Policarpo
President, Chief Financial Officer and
Chief Administrative Officer

Nina Gupta
Chief Legal Officer and Head of Human
Resource Administration

CORPORATE OFFICE

Victory Capital
15935 La Cantera Parkway
San Antonio, TX 78256

INDEPENDENT AUDITORS

Ernst & Young LLP
950 Main Ave.
Cleveland, OH 44113

TRANSFER AGENT

AST Shareholder Services
help@astfinancial.com
800.937.5449 or 718.921.8124

INVESTOR INQUIRIES

Matthew Dennis, CFA
Chief of Staff
Director, Investor Relations
Phone: 216.898.2412
Email: ir@vcm.com

ANNUAL MEETING OF STOCKHOLDERS

May 9, 2023 // 8:00 a.m. ET

www.virtualshareholdermeeting.com/VCTR2023

Core Values



BUILD TRUST
We go to great lengths to fulfill our commitments, and we work hard to do the right thing for our clients.



RESPECT AUTONOMY
We value independent decision-making and respect the autonomy of each of our Investment Franchises and Solutions Platform.



INVEST PERSONALLY
We are invested in our clients' success. We demonstrate that commitment by investing our time, energy, and our own assets in our strategies and our Company (VCTR).



CREATE ALIGNMENT
We work together toward a common objective—helping our clients to achieve their goals. We have approximately $200 million invested in our own products as of December 31, 2022.



15935 La Cantera Parkway // San Antonio, TX 78256 // www.vcm.com